Form 20-F
period 2015-12-31
Till Capital Ltd.
filed 2016-05-12
CIK 1625584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________to ____________________

OR

[   ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-55324

Till Capital Ltd.
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Continental Building
25 Church Street
Hamilton, HM12, Bermuda
(Address of principal executive offices)

Brian P. Lupien
Continental Building
25 Church Street
Hamilton, HM12, Bermuda
(208) 635-5415, (208) 635-5465 Fax
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of each class	Name of each exchange on which registered
Restricted voting shares, par value $0.001	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,429,284 restricted voting shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]  No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]  No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]  No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [ ]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued By the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [   ]  Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]  No [X]

EXPLANATORY NOTE

On April 17, 2014, Till Capital Ltd. (the “Company,” “Till,” “we,” “us” or “our”) acquired Americas Bullion Royalty Corp. (“AMB”) in a reverse takeover by way of a plan of arrangement (the “Arrangement”) under the British Columbia Business Corporations Act (the “BCBCA”) pursuant to the Arrangement Agreement dated as of February 18, 2014 between AMB and Resource Holdings Ltd. Pursuant to the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), AMB was the acquirer in the Arrangement. Accordingly, the financial statements and disclosures related thereto contained in this Annual Report on Form 20-F reflect AMB as the acquirer.

Following completion of the Arrangement, we began to transition our business to primarily conduct reinsurance business through Resource Re Ltd. (“RRL”), our wholly-owned subsidiary. In support of this transition, through the Arrangement, we acquired an investment portfolio of cash, marketable securities and illiquid securities from Kudu Partners L.P. (“Kudu”). Before completion of the Arrangement, AMB was an exploration and development junior natural resource and mining company with royalty and exploration property holdings and the Company was an exempted holding company with no operations.

On May 15, 2015, Till acquired all of the issued and outstanding shares of Omega Insurance Holdings, Inc. (“Omega”), a privately held insurance provider based in Toronto, Canada, including its subsidiaries, Omega General Insurance Company (a fully licensed insurance company) and Focus Group, Inc. Omega’s mission is to offer secure, innovative, and customized solutions for insurers/reinsurers exiting the market and organizations with unique insurance needs in a cost effective manner. Omega’s expertise in both the Canadian run-off phase and the Canadian start-up phase for a foreign insurance company gives Omega a strategic advantage in its two main target markets:

•	To provide those insurers wishing to access the Canadian market an ability to do so in an efficient manner through fronting arrangements and other means.
•	To provide those insurers wishing to exit Canada, through a dedicated company with experience in handling run-off business, an ability to facilitate such an exit so that their financial, legal, and moral obligations are met on a continuing basis, while being able to repatriate surplus capital in a more timely fashion.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, that are based on expectations, estimates and projections as at the date of this Annual Report. These forward-looking statements include, but are not limited to, statements and information concerning: the Arrangement; the potential benefits of the Arrangement; statements relating to the business and future activities of, and developments related to the Company after the date of this Annual Report; the Company’s market position and future financial or operating performance; and goals; strategies; future growth; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward- looking statements and are intended to identify forward-looking statements, which include statements relating to, among other things, our ability to successfully compete in the market.

These forward-looking statements are based on the beliefs of our management, as well as on assumptions which such management believes to be reasonable, based on information currently available at the time such statements were made. However, there can be no assurance that forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, general business and economic conditions; that the anticipated benefits of the Arrangement will be achieved; market competition; currency exchange rates, tax benefits and tax rates.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: general business, economic, competitive, political, regulatory and social uncertainties; mineral price volatility; risks related to competition; risks related to factors beyond our control; risks and uncertainties associated with the mining industry; risks related to our lack of an operating history; risks related to our investment portfolio not being widely diversified; risks related to the cyclical nature of the reinsurance industry; risks related to our ability to structure our investments in relation to our anticipated liabilities under reinsurance and insurance contracts; risks related third party rating agencies assessments of our reinsurance business; dependence on key management, employees, consultants, and skilled personnel; the global economic climate; exchange rate fluctuations; the execution of strategic growth plans; dilution; market reaction to the Arrangement; risks related to the integration of AMB's and our operations; insurance risks; and litigation.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this Annual Report generally and certain economic and business factors, some of which may be beyond our control. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading "Risk Factors" in this Annual Report. We do not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, you should not place undue reliance on forward-looking statements.

NOTE REGARDING DIFFERENCES IN REPORTING PRACTICES

The financial statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ from United States generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

FINANCIAL INFORMATION AND EXCHANGE RATES

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars (“US$” or “$”). The following table sets forth the rate of exchange for the Canadian Dollar (“Cdn”) at the end of each month for the previous six months and at the end of the five most recent fiscal years, the average rates for each period, the high and low exchange rates for these periods and the exchange rate as of the last day of these periods. For purposes of this table, the exchange rate means the Bank of Canada noon rate. The table sets forth the number of Canadian Dollars required to buy one U.S. dollar. The average exchange rate means the average of the exchange rates on the last day of each month during the period.

Period	Average	High	Low	Close
Year Ended December 31, 2015	$1.2785	$1.3990	$1.1728	$1.3870
Ten Months Ended December 31, 2014	$1.1054	$1.1656	$1.0639	$1.1627
Year Ended February 28, 2014	$1.0461	$1.1171	$1.0023	$1.1133
Year Ended February 28, 2013	$0.9988	$1.0418	$0.9710	$1.0285
Year Ended February 29, 2012	$0.9914	$1.0604	$0.9449	$0.9886
Year Ended February 28, 2011	$1.0205	$1.0778	$0.9739	$0.9739
April 2016		$1.3136	$1.2534	$1.2554
March 2016		$1.3468	$1.2962	$1.2971
February 2016		$1.4040	$1.3523	$1.3523
January, 2016		$1.4589	$1.3969	$1.4080
December 2015		$1.3980	$1.3360	$1.3840
November 2015		$1.3360	$1.3095	$1.3333

On May 10, 2016, the exchange rate was Cdn$1.2959 to US$1.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following tables summarize selected financial data of the Company for the year ended December 31, 2015, for the ten months ended December 31, 2014 and for the years ended February 28, 2014, February 28, 2013 and February 29, 2012. The information in the tables was extracted from the detailed financial statements and related notes which were prepared in accordance with IFRS and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects.”

	Till Capital Ltd.		Americas Bullion Royalty Corp.
			Year Ended
	Year	Ten Months
	Ended	Ended
	December 31,	December 31,	February 28,	February 28,	February 29,
Consolidated Statements of Loss and	2015	2014(1)	2014	2013	2012
Comprehensive Loss	(US$)	(US$)	(US$)	(US$)	(US$)
Net Investment Income	(1,165,612)	605,989	(4,343)	-	-
Expenses	(9,624,185)	(15,277,229)	(18,908,387)	(49,698,707)	(9,732,593)
Other items	-	-	-	(7,161,633)	(1,243,553)
Loss before income taxes	(15,610,735)	(8,192,249)	(18,894,952)	(56,860,340)	(10,976,146)
Net loss attributable to shareholders of Till Capital Ltd	(13,988,085)	(5,000,555)	(20,699,612)	-	-
Net loss attributable to Non-controlling interests	(1,644,729)	(807,037)	-	-	-
Loss	(15,632,814)	(5,807,592)	(20,699,612)	(48,399,389)	(11,877,068)
Comprehensive loss	(16,431,581)	(5,114,775)	(21,090,033)	(48,070,186)	(12,517,537)
Basic and diluted loss per common share	(4.05)	(1.50)	(11.89)	(0.33)	(0.10)

(1)	Due to the change in our fiscal year end to December 31, the result of this period are for the ten months ended December 31, 2014.

	Till Capital Ltd.		Americas Bullion Royalty Corp.
	As at			As at
	December 31	December 31	February 28,	February 28,	February 29,
Consolidated Statements of Financial	2015	2014(1)	2014	2013	2012
Position	(US$)	(US$)	(US$)	(US$)	(US$)
Assets	51,262,639	52,816,013	34,039,205	58,362,042	88,879,534
Total liabilities	24,981,798	7,988,661	4,659,646	12,790,591	8,487,599
Shareholders' equity	26,280,841	44,827,352	29,379,559	45,571,451	80,391,935
Share capital (2)	3,429	3,569	115,600,198	110,971,769	101,827,619
Deficit	(14,672,446)	(684,361)	(94,359,330)	(73,403,323)	(27,467,133)
Weighted average number of common shares outstanding	3,454,207	3,329,269	174,066,463	147,035,728	120,502,303

(1)	Due to the change in our fiscal year end to December 31, the results of this period are for the ten months ended December 31, 2014.
(2)	We completed a quasi-reorganization effective December 31, 2014 to restate our share capital to an amount equal to our then issued and outstanding shares multiplied by the par value per share of $0.001, or $3,569. Because assets had been stated at approximate fair values, the quasi-reorganization had no effect on recorded assets.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Insurance and Reinsurance

The insurance and reinsurance markets are cyclical and we are subject to their cycles.

The insurance and reinsurance markets are cyclical and subject to unforeseen developments which may affect our results. These include trends of courts granting increasingly larger awards for certain damages, natural disasters, fluctuations in interest rates, changes in laws, changes in the investment environment that affect market prices of investments, inflationary pressures and other events that affect the size of premiums or losses companies and primary insurers experience. Demand for insurance and reinsurance is influenced significantly by prevailing economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses, and the levels of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. Furthermore, weak economic conditions may adversely affect (among other aspects of our business) the demand for and claims made under our products, the ability of clients, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment.

Our results of operations fluctuate from period to period and may not be indicative of our long-term prospects.

The performance of our reinsurance operations and investment portfolio fluctuates from period to period. Fluctuations result from a variety of factors, including: reinsurance contract pricing; our assessment of the quality of available reinsurance opportunities; the volume and mix of reinsurance products underwritten; loss experience on our reinsurance liabilities; the performance of our investment portfolio; and our ability to assess and integrate our risk management strategy properly.

We face numerous competitors, many of which are more experienced and better capitalized than us.

We compete with major global insurance and reinsurance companies. These companies may have extensive experience in insurance and reinsurance and have greater financial resources available to them. We may also face competition in the future from new entrants that provide products similar to those we provide. Competition could result in less business being available to us, lower premium rates, investment credits, and less favorable retrocession coverage, which could adversely impact our growth and profitability. Our competitors include, among others, Watford Re Ltd., Third Point Reinsurance Ltd. and Hamilton Re, Ltd. and traditional reinsurers, including ACE Ltd., Everest Re, General Re Corporation, Hannover Re Group, Munich Reinsurance Company, Partner Re Ltd., Swiss Reinsurance Company and Transatlantic Reinsurance Company, which are dominant companies in our industry. Although we seek to provide coverage where capacity and alternatives are limited, we directly compete with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business. We also compete with smaller companies and other niche reinsurers.

Further, our ability to compete may be harmed if insurance industry participants consolidate. Consolidated entities may try to use their enhanced market power to negotiate price reductions for our products and services. If competitive pressures reduce our prices, we would expect to write less business. As the insurance industry consolidates, if at all, competition for customers may become more intense, and the importance of acquiring and properly servicing each customer may become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance. The number of companies offering retrocessional reinsurance may decline. Reinsurance intermediaries could also consolidate, potentially adversely impacting our ability to access business and distribute our products. We could also experience more robust competition from larger, better capitalized competitors. Any of the foregoing could significantly, and negatively, affect our business or our results of operation.

When we choose to purchase reinsurance, we may be unable to do so, and if we successfully purchase reinsurance, we may be unable to collect the amounts due from such reinsurers.

We may purchase reinsurance for our own account in order to mitigate the volatility of losses upon our financial condition. A reinsurer’s insolvency, or inability or refusal to make payments under the terms of its reinsurance agreement with us, could have a material adverse effect on us because we will remain liable to the insured.

From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amounts of reinsurance or retrocessional reinsurance. In addition, even if we were able to obtain such reinsurance or retrocessional reinsurance, we may not be able to negotiate terms that we deem appropriate or acceptable or obtain such reinsurance or retrocessional reinsurance from entities with satisfactory creditworthiness.

There are numerous counterparty risks associated with the insurance and reinsurance businesses.

We may suffer investment losses due to defaults by others, including issuers of investment securities, reinsurance and derivative counterparties. Issuers or borrowers whose securities we hold, reinsurers, clearing agents, clearing houses and other financial intermediaries may default on their obligations due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, fraud or other reasons. Our investment portfolio may include investment securities or other assets of the type that have recently experienced defaults. All or any of these types of default could have a material adverse effect on our results of operations, financial condition and liquidity.

In addition, our reinsurance transactions may expose us to credit and counterparty risks of certain parties, such as intermediaries and trustees, in addition to risks relating to such ceding insurers’ underwriting practices. Although we intend to operate our business in a manner that should limit and manage these risks, there can be no assurance that we will not be adversely affected as a result of our exposure to such risks.

For example, in accordance with industry practice, we may pay amounts owed under our policies to reinsurance intermediaries or brokers, who in turn pay these amounts to the ceding insurer. In some jurisdictions, if the intermediary or broker fails to make such an onward payment, we might remain liable to the ceding insurer for the deficiency. Conversely, the ceding insurer may pay premiums to the intermediary or broker, for onward payment to us in respect of reinsurance policies we issued. In certain jurisdictions, these premiums are considered to have been paid to us at the time that payment is made to the intermediary or broker, and the ceding insurer will no longer be liable to us for those amounts, whether we have or have not actually received the premiums. We may not be able to collect all premiums receivable due from any particular intermediary or broker at any given time.

We also may hold a substantial portion of our reserves with third party custodians to secure letters of credit for the benefit of the related cedant, and our access to these amounts would be limited. As a result, we may be exposed to the risk of operational errors or delays at applicable trustees in addition to credit risk with respect to such parties. The terms of applicable custody and letter of credit agreements are generally expected to provide, and depending on the cedant’s jurisdiction, may be required to provide, certain protections against such risks, but there can be no assurance that we will not be adversely affected as a result of our exposure to such risks.

There are numerous operational risks associated with the insurance and reinsurance businesses that could adversely affect our business.

Operational risks and losses can result from many sources, including fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements or information technology failures.

We believe our information technology and application systems are critical to our business and reputation and ability to compete successfully. In addition to our own systems, we are dependent on those of others, including those licensed from our service providers. We cannot be certain that we will continue to have access to these, or comparable service providers and information and technology application systems, or that existing systems will continue to operate as intended. A major defect or failure in our internal controls or information technology and application systems could result in management distraction, harm to our reputation, a loss or delay of revenues or increased expense.

There are ever changing legal and regulatory developments in the insurance and reinsurance industries that could adversely affect our business.

The insurance industry has experienced substantial volatility as a result of litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. These practices include the accounting treatment for finite reinsurance or other non-traditional or loss mitigation insurance and reinsurance products.

These investigations have resulted in changes in the insurance and reinsurance markets and industry business practices. We cannot predict the potential effects, if any, that future litigation, investigations and regulatory activity may have upon the reinsurance industry.

The effect of emerging claim and coverage issues on our business is uncertain.

As industry practices and legal, judicial and regulatory conditions change, unexpected issues related to claims and coverage may emerge. Various provisions of our contracts, such as limitations or exclusions from coverage or choice of forum, may be difficult to enforce in the manner we intend, due to, among other things, disputes relating to coverage and choice of legal forum. These issues may adversely affect our business by either extending coverage beyond the period that we intended or by increasing the number or size of claims. In some instances, these changes may not manifest themselves until many years after we have issued insurance or reinsurance contracts that are affected by these changes. As a result, we may not be able to ascertain the full extent of our liabilities under our insurance or reinsurance contracts for many years following the issuance of our contracts. The effects of unforeseen development or substantial government intervention could adversely impact our ability to adhere to our goals.

Our failure to maintain sufficient letter of credit (“LOC”) facilities or to increase our LOC capacity on commercially acceptable terms as we grow could significantly and negatively affect our ability to implement our business strategy.

We are not licensed or admitted as a reinsurer in any jurisdiction other than Bermuda and Canada. Certain jurisdictions, including the United States, do not permit ceding insurers to take credit on their statutory financial statements for reinsurance obtained from unlicensed or non-admitted insurers unless the reinsurer posts a LOC or provides other collateral. Further, our license from the Bermuda Monetary Authority (“BMA”) requires that it post collateral equal to the limit of each contract of reinsurance written. Consequently, certain clients require us to deliver a LOC or provide other collateral through funds withheld or trust arrangements. When a reinsurer obtains a LOC facility, the reinsurer is typically required to provide collateral to the LOC provider in order to secure the obligations under the facility. Our ability to provide collateral, and the costs at which we provide collateral, are primarily dependent on the composition of our investment portfolio.

Typically, LOCs are collateralized with fixed-income securities. Banks may be willing to accept our investment portfolio as collateral, but on terms that may be less favorable to us than reinsurance companies that invest solely or predominantly in fixed-income securities. The inability to renew, maintain or obtain LOCs collateralized by our investment portfolio has limited the amount of reinsurance we can write and may require us to modify our investment strategy.

We may utilize margin loans from prime brokers to provide cash to support the LOC arrangements. The potential for margin loan capacity to be reduced or withdrawn may negatively impact our ability to obtain, renew, maintain or increase LOCs.

If we are unable to obtain, renew, maintain or increase LOC facilities or are unable to do so on commercially acceptable terms, we may need to liquidate all or a portion of our investment portfolio and invest in a fixed-income portfolio or other forms of investment acceptable to our clients and banks as collateral, which could significantly and negatively affect our ability to implement our business strategy.

We depend on our clients’ evaluations of the risks associated with their insurance underwriting, which may subject us to reinsurance losses.

In some of our proportional reinsurance business, in which we assume an agreed percentage of each underlying insurance contract being reinsured, or quota share contracts, we do not separately evaluate each of the original individual risks assumed under these reinsurance contracts. Therefore, we are largely dependent on the original underwriting decisions made by ceding companies. We would be subject to the risk that the clients may not have adequately evaluated the insured risks and that the premiums ceded may not adequately compensate us for the risks we assume. We also do not separately evaluate each of the individual claims made on the underlying insurance contracts under quota share contracts. Therefore, we are dependent on the original claims decisions made by our clients.

We could face unanticipated losses from political instability which could have a material adverse effect on our financial condition and results of operations.

We could be exposed to unexpected losses on our reinsurance contracts resulting from political instability and other politically driven events globally. These risks are inherently unpredictable and recent events may indicate an increased frequency and severity of losses. It is difficult to predict the timing of these events or to estimate the amount of loss that any given occurrence will generate. To the extent that losses from these risks occur, our financial condition and results of operations could be significantly and negatively affected.

Any suspension or revocation of RRL’s reinsurance license or Omega’s insurance license would materially impact our ability to do business and implement our business strategy.

RRL is presently licensed as a reinsurer only in Bermuda and Omega is presently licensed as an insurance provider only in Canada. The suspension or revocation of RRL’s or Omega’s license to do business as a reinsurance or insurance company in either of these jurisdictions for any reason would mean that RRL or Omega would not be able to enter into any new reinsurance or insurance contracts until the suspension ended or until RRL or Omega became licensed in another jurisdiction. Any such suspension or revocation of either RRL’s or Omega’s license could negatively impact RRL’s or Omega’s reputation in the reinsurance or insurance marketplace and could have a material adverse effect on our results of operations.

We are subject to the risk of possibly becoming an investment company under U.S. federal securities law.

In the United States, the Investment Company Act of 1940, as amended (the “Investment Company Act”) regulates certain companies that invest in or trade securities. For United States investments, we rely on an exemption under the Investment Company Act for an entity organized and regulated as a foreign insurance company which is engaged primarily and predominantly in the reinsurance of risks on insurance agreements. The law in this area is subjective and there is a lack of guidance as to the meaning of ‘‘primarily and predominantly’’ under the relevant exemption to the Investment Company Act. For example, there is no standard for the amount of premiums that need to be written relative to the level of an entity’s capital in order to qualify for the exemption. If this exemption were deemed inapplicable, we would have to register under the Investment Company Act as an investment company, unless another exemption is available. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, leverage, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

If at any time it were established that we had been operating as an investment company in violation of the registration requirements of the Investment Company Act, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, or that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.

To the extent that the laws and regulations change in the future so that contracts we write are deemed not to be reinsurance contracts, we will be at a greater risk of not qualifying for the Investment Company Act exception. Additionally, it is possible that our classification as an investment company would result in the suspension or revocation of our reinsurance license.

Insurance regulations to which we are, or may become, subject, and potential changes thereto, could have a significant and negative effect on our business.

We currently are admitted to do business in Bermuda and Canada. Our operations in these jurisdictions are subject to regulation and supervision. We conduct our business in a manner such that we expect that it will not be subject to insurance and/or reinsurance licensing requirements or regulations in any jurisdiction other than Bermuda and Canada. Although we do not currently intend that we, RRL or Omega will engage in activities which would require an entity to comply with insurance and reinsurance licensing requirements outside of Bermuda or Canada, should we choose to engage in activities that would require us to become licensed in such jurisdictions, we cannot assure investors that we will be able to do so or to do so in a timely manner. Furthermore, the laws and regulations applicable to direct insurers could indirectly affect us, such as collateral requirements in various U.S. states to enable such insurers to receive credit for reinsurance ceded to us. Also, we cannot assure investors that insurance regulators in the United States or elsewhere will not review our activities and claim that we are subject to such jurisdiction’s licensing requirements. In addition, we are subject to indirect regulatory requirements imposed by jurisdictions that may limit our ability to provide reinsurance. For example, our ability to write reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies, and proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, non-U.S. reinsurers, with whom domestic companies may place business. We do not know of any such proposed legislation pending at this time.

We may not be able to comply fully with, or obtain desired exemptions from, statutes, regulations and policies that currently, or may in the future, govern the conduct of our business. Failure to comply with, or to obtain desired authorizations and/or exemptions under, any applicable laws could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we operate and could subject us to fines and other sanctions. In addition, changes in the laws or regulations to which our subsidiaries are subject or may become subject, or in the interpretations thereof by enforcement or regulatory agencies, could have a material adverse effect on our business.

The insurance and reinsurance regulatory framework of Bermuda recently has become subject to increased scrutiny in many jurisdictions, including the United States. In the past, there have been Congressional and other initiatives in the United States regarding increased supervision, regulation and taxation of the insurance industry, including proposals to supervise and regulate offshore reinsurers. Government regulators are generally concerned with the protection of policyholders rather than other constituencies, such as our shareholders. We are unable to predict the future impact on our operations of changes in the laws and regulations to which we are or may become subject.

We are subject to regulations in Canada through our acquisition of Omega. As a participant in the Canadian insurance industry, Omega is subject to significant regulations of the Canadian federal and provincial governments, including capital and solvency standards, restrictions on certain types of investments and periodic market conduct and financial examinations by regulators. Future changes to Canadian regulations may limit Omega’s ability to adjust prices, adjudicate claims or take other actions that would enhance operating results. Omega mitigates these risks through regular discussions with regulators and industry groups to ensure it is aware of proposed changes and to provide feedback on proposed changes.

Complex and changing U.S. government regulations could impact our business and results of operations.

In July 2010, the U.S. government passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, or “Dodd-Frank Act,” one of the most sweeping financial reforms in decades. The legislation is expected to affect virtually every segment of the financial services industry, including the insurance and reinsurance industry in the United States.

Among other things, the Dodd-Frank Act created the Federal Insurance Office (the “FIO”) to be located within the U.S. Treasury department, with the authority to monitor all aspects of the insurance industry (except health insurance), and changes the regulatory framework for non-admitted insurance and reinsurance. The FIO recently issued a report with recommendations on how to modernize and improve the system of insurance regulation in the United States. Many of the provisions of the Dodd-Frank Act and the recommendations of the FIO require substantial rulemaking within the federal government. Consequently, the ultimate impact of any of these provisions on our operations, financial results or capital resources is currently indeterminable. We intend to monitor the impact of the Dodd-Frank Act on our business.

Risks Relating to the Investment Strategy

We may change our investment strategy at any time.

Till will continually assess the extent of investment allocation in the mining industry and may sell assets as part of its investment strategy. In 2015, we announced our intention to pursue an investment strategy that focuses up to 30% of our investment portfolio in long term (1-3 year) investments. As of December 31, 2015, approximately 9% of our investment portfolio consisted of long term investments. We may change our investment strategy again at any time. Any change in investment strategy could expose us to different risks than those described in this section entitled “Risk Factors.”

We may effectuate short sales of securities that subject us to unlimited loss potential.

We may enter into transactions in which we sell a security we do not own, which we refer to as a short sale, in anticipation of a decline in the market value of the security. Short sales for our account theoretically will involve unlimited loss potential since the market price of securities sold short may continue to increase.

We may buy and sell derivatives which may increase the risk of our investment portfolio.

We may buy and sell derivative instruments, or derivatives, including futures, options, swaps, structured securities and other instruments and contracts that derive their value from one or more underlying securities, financial benchmarks, currencies, commodities or indices. We have made the determination that we qualify for an exemption from the registration requirements as a commodity pool operator. To the extent that we engage in derivatives trading, there are a number of risks associated therewith. Because many derivatives are leveraged, and thus provide significantly more market exposure than the money paid or deposited when the transaction is entered into, a relatively small adverse market movement may result in the loss of a substantial portion of or the entire investment, and may potentially expose us to a loss exceeding the original amount invested. Derivatives may also expose us to liquidity and counterparty risk. There may not be a liquid market within which to close or dispose of outstanding derivatives contracts. In the event of the counterparty’s default, we would generally only rank as an unsecured creditor and risk the loss of all or a portion of the amounts we were contractually entitled to receive.

Our representatives’ service on boards and committees may place trading restrictions on our investments and may subject us to indemnification liability.

We may from time to time place representatives or representatives of our affiliates on creditors’ committees and/or boards of certain companies in which we have invested. While such representation may enable us to enhance the sale value of our investments, it may also place trading restrictions on our investments and may subject us to indemnification liability.

Risks Relating to the Company

We have a limited history of operating results.

We have limited operations in the reinsurance business to date and no long term financial results on which potential investors may base their investment decision or compare our results with other investment opportunities. Because we are still in the early stage of development, we face substantial business and financial risks and may suffer significant losses. We must successfully develop business relationships, establish operating procedures, hire staff, install management information and other systems and complete other tasks necessary to conduct our intended business activities. We are attempting to successfully develop and maintain business relationships, establish operating procedures, and complete other tasks appropriate for the conduct of our intended business activities. In particular, our ability to implement successfully our strategy depends on, among other things:

•	our ability to establish relationships with insurance brokers and reinsurance intermediaries to develop premiums;
•	our ability to secure our insurance or reinsurance obligations; and
•	our ability to manage our investments.

It is possible that we will not be successful in implementing our business strategy or accomplishing these necessary tasks.

Additionally, because our business model and investment strategies differ from those of other insurers and reinsurers, investors may not be able to compare our business or prospects to those of other property and casualty reinsurers because, among other things:

  RRL intends to focus on reinsurance contracts that have average or above frequency and low severity claims where risks are generally more predictable than compared to reinsurance contracts where claims are expected to be less frequent but more severe (i.e., catastrophic risks). Profit or loss of reinsurers who assume more predictable risks is generally less volatile and less profitable than the profit or loss of reinsurers who assume catastrophic risks. Our underwriting profit may therefore not be as profitable compared to reinsurers who assume catastrophic risks, and conversely, our underwriting losses may not be as large as reinsurers who assume catastrophic risks.
  RRL intends to focus on reinsurance contracts that have longer periods for loss development (i.e., run-off) where premiums collected on the contracts may be held, and invested, for longer periods than reinsurance contracts where claims are expected to develop and be paid more quickly. Our investment income may therefore be higher compared to the investment income of reinsurers with contracts that have shorter loss development periods.
  RRL intends to maintain a high capital ratio to support claim liabilities and may therefore enter into fewer reinsurance contracts than other reinsurers who may maintain a lower level of capital to support claim liabilities. As such, our underwriting profit or loss may be less than the underwriting profit or loss compared to reinsurers who maintain a lower level of capital to support claim liabilities. Conversely, our investment income may be higher compared to reinsurers who maintain a lower level of capital to support claim liabilities.
  RRL intends to rely significantly on third-party contractors to whom we will pay commissions and incentives to evaluate and secure reinsurance contracts. Our underwriting costs may therefore be higher, and our underwriting profit lower, compared to reinsurers who do not rely on third-party contractors to evaluate and secure reinsurance contracts.
  In addition to the availability of RRL’s assets to settle claims, RRL expects to further support a substantial amount of its insurance risks with letters of credit (“LOCs”). We will incur costs to maintain LOCs. Other established reinsurers may not enhance their claims-paying ability with LOCs. Our underwriting costs may therefore be higher compared to reinsurers who do not support their claims-paying ability with LOCs.
  Depending on the amount and types of business made available to RRL, RRL does not initially expect to have an aged block of diversified insurance risks, either by line of business, geographic area, producer, etc. Most traditional reinsurers would have such diversity embedded in to their overall book of business and, accordingly, may not be exposed to single events and one-time loss occurrences.
  RRL does not have a long history of operations, and that absence of a long operating history may affect our ability to execute our strategies and operating philosophies.

We cannot assure investors that there will be sufficient demand for the insurance and reinsurance products we plan to write to support our planned level of operations, or that we will succeed in implementing our business strategy.

Our operational structure is currently being developed and implemented.

We continue to develop and implement our operational structure and enterprise risk management framework, including exposure management, financial reporting, information technology and internal controls, with which we will conduct our business activities. There can be no assurance that the development of our operational structure or the implementation of our enterprise risk management framework will proceed smoothly or on our projected timetable.

Forward-looking statements may prove inaccurate.

The analysis of our business contains forward-looking statements, which include information concerning our possible future results, as well as other expressions of belief, expectation or anticipation. The forward-looking statements included in our analysis are based on a limited history and current expectations and are subject to uncertainty including the risk that the assumptions on which they are based prove to be inaccurate. Shareholders are cautioned that many factors could affect the our future results and, as a result, contribute to our actual results being materially different from those results expressed in, or implied by, the forward-looking statements contained herein. Because we are a newly formed company, most of the statements relating to us and our business, including statements relating to our competitive strengths and business strategies, are forward-looking statements.

There are limitations for financial projections, especially for a new company.

We have a limited operating history in the reinsurance business. There can be no assurance that policyholders or cedants will transact with us. Moreover, insurance and reinsurance risks we assume and expenses may leave us exposed to liabilities in excess of premiums and investment income, resulting in a demand on our capital base, and there can be no assurance that losses exceeding our total resources will not occur.

RRL is unrated and the markets rely heavily on ratings so RRL may not be able to generate premiums.

Third party rating agencies assess and rate the claims paying ability of insurers and reinsurers based on criteria established by such rating agencies. The claims paying ability ratings assigned by rating agencies to insurance and reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Insured parties and brokers/intermediaries use these ratings as one measure by which to assess the financial strength and quality of insurers and reinsurers. These ratings are often a key factor in the decision by an insured or a broker/intermediary of whether to place business with a particular insurance or reinsurance provider. RRL hopes to secure an “A-(Excellent)” or better rating from A.M. Best Company (“A.M. Best”), a company which provides credit ratings services for the insurance industry, and apply for a rating as soon as practicable. However, there is no guarantee that such a rating, or a comparable rating from any rating agency, will be obtained, or that if any such rating is obtained, that it will be maintained. Other than A.M. Best, the rating agencies may not rate RRL for some time because RRL lacks an operating history. Although we believe our strong financial position will be sufficient to attract a sufficient volume of business, there can be no assurance that the lack of a rating will not adversely affect the volume and quality of business available to RRL.

We expect to rely on Multi-Strat Re Ltd., brokers, and other reinsurance intermediaries, which may be unwilling or unable to produce business for us.

We expect to rely primarily on Multi-Strat Re Ltd. (“Multi-Strat Re”) for the business we will receive. We expect that a large portion of our business will come from a limited number of intermediaries. We have entered into agreements with Multi-Strat Re pursuant to which we have written limited amounts of reinsurance business through the Multi-Strat Re platform. Multi-Strat Re is licensed as a Class 3A insurer under Insurance Act of 1978, as amended and its related regulations (the “Insurance Act”) but has a limited history of operations. We understand that Multi-Strat Re is the process of sourcing insurance business and is in regular contact with the BMA about the status of such business. It is possible that the BMA will not approve certain insurance business proposed by Multi-Strat Re, in which case Multi-Strat Re will not be able to write such insurance business, and we will not be able to source such insurance business through the Multi-Strat Re platform. Loss of the Multi-Strat Re business could adversely affect our results.

We may not be able to locate, bind, or profitably underwrite insurance and reinsurance underwriting risks.

Our successful operations rely on our ability to find, select, monitor and control the reinsurance risks we are assuming. To the extent that the developing nature of this market, together with the volatility of both spreads in capital markets and of low treasury returns, cause such risks to be more volatile than projected or less profitable, poor implementation or selection of underwriting criteria could result in material deterioration in earnings or shareholder’s equity in future periods.

The concentration of our insurance and reinsurance clients could adversely affect us.

Due to the limited number of potential insurance and reinsurance clients, we expect that a few of these potential clients will account for a high percentage of our revenues for the foreseeable future. If we fail to attract or retain business from one or more of these potential clients, we would be adversely affected. Also, the loss of a significant client in the future could adversely affect us.

If interest rates increase significantly, they could hurt us.

If interest rates move upward significantly, we could be adversely affected in two ways. First, competitors could become more aggressive in their pricing, making up for any increase in underwriting losses with higher investment gains. Second, cedants could insist on higher claims limits to compensate for the opportunity cost of investing the funds that they are using to pay the premiums to RRL.

If our loss reserves are inadequate, we could suffer additional reductions in earnings.

We will establish loss reserves to cover the payment of all losses incurred with respect to the business we write. Reserves are estimates involving actuarial and statistical projections at a given time to quantify our expectation of ultimate settlement and administration of claims costs and the timing thereof. The establishment of an appropriate level of reserves is an inherently uncertain process. Moreover, the estimation of reserves for new insurers, such as us, is inherently less reliable than the reserve estimations for an insurer with a longer operating history because such newer companies do not yet have an established loss history. Actual losses and loss adjustment expenses we incur may deviate, perhaps substantially, from initial estimates. If our reserves in respect of business written should be inadequate, we may be required to increase reserves, causing a corresponding reduction in our net income in the period in which the deficiency is identified. There can be no assurance that losses will not exceed our reserves and have a material adverse effect on our financial condition or results of operations in a particular period. If actual claims exceed our loss reserves, our financial results could be significantly adversely affected.

Fixed overheads could adversely affect our expense ratio.

Our overhead will not necessarily vary in proportion to the volume and profitability of the business we write, which is expected to fluctuate. As a result, our expense ratio may become disproportionately high during periods in which we write a lower volume of business.

We are dependent on outsourcing and any inability to do so or failure by an outsourcer could adversely affect us.

Until dedicated management is retained, our success will largely be dependent on the efforts of our service providers, particularly with respect to obtaining premiums, insurance underwriting, and/or raising capital. If we fail to meet expectations in underwriting, we could suffer financially.

We may not be able to recruit the quality or quantity of full-time management necessary to make us successful.

While outsourcing makes sense when we are our current size, our expansion plans may require us to recruit full-time management.

If we are unable to do so, we could fail to grow, and our results of operations could be adversely affected.

We are reliant on key employees.

Various aspects of our business will depend on the services and skills of key personnel, including our Chief Executive Officer, Chief Investment Officer and key management personnel of Omega. There can be no assurance that we will be able to attract and retain key personnel. We currently have employment contracts with Phil Cook and Matthew Cook, the senior managers of Omega.

There are limitations in using predictive models.

We will utilize predictive models to underwrite our insurance and reinsurance business and manage our reserves successfully. Any substantial or repeated failures in the accuracy or reliability of such models could have a material adverse effect on our business, financial condition and results of operation.

We may be unable to retrocede risk and might suffer severe losses as a result.

We may seek to limit our risk by purchasing retrocessional protection for our business. However, we believe that access to retrocession will be limited. There can be no assurance that retrocession will be available to us in the future. If retrocession is available, there can be no assurance that it will be on terms we deem to be appropriate or acceptable or from entities with satisfactory creditworthiness. We have not arranged for any retrocession to date.

We may be unsuccessful in making acquisitions or strategic investments.

We may pursue growth through acquisitions and/or strategic investments in new businesses. The negotiation of potential acquisitions or strategic investments as well as the integration of an acquired business or new personnel could result in a substantial diversion of management resources. Acquisitions could involve numerous additional risks such as potential losses from unanticipated litigation or levels of claims and inability to generate sufficient revenue to offset acquisition costs. Our ability to manage our growth through acquisitions or strategic investments will depend, in part, on our success in addressing these risks. Any failure by us to effectively implement our acquisitions or strategic investment strategies could have a material adverse effect on our business, financial condition or results of operations.

Our financial results are likely to be very volatile, which could diminish valuations of our shares.

Insurance and reinsurance risks and investing can be volatile. We expect to mitigate insurance and reinsurance volatilities by adhering to strict underwriting guidelines restricting the volatility of risks being assumed and/or through further retrocessions pursuant to which we will cede our own risks to other assuming companies.

Furthermore, our investment results could also be volatile. Investors must be prepared for the possibility of losing their entire investment.

We may require additional capital, which may be unavailable when we need it.

Our future capital requirements depend on many factors, including our ability to establish reserves at levels sufficient to cover losses. We may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result. In addition, one or more investors may fail to purchase the full amount of shares such investor committed to purchase under its subscription agreement. If we cannot obtain adequate capital, our business, results of operations and financial condition could be adversely affected. We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

Our bye-laws call for all shareholder suits to be adjudicated in Bermuda and all shareholders agree to this as a condition of purchasing shares. Bermuda does not permit its attorneys to act on behalf of clients on a contingency fee basis, so any shareholder or combination of shareholders must pay legal fees to press any grievance against us or our directors in a Bermuda court of law. Furthermore, Bermuda’s legal system requires the non-prevailing party to pay legal fees of the prevailing party.

The rights of shareholders under Bermuda law are also not as extensive as the rights of shareholders under legislation or judicial precedent in many Canadian or United States jurisdictions. For example, class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which does permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of (i) is alleged to be beyond the corporate power of the company; (ii) is illegal; or (iii) would result in the violation of the company’s Memorandum of Association or Bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the company’s shareholders than actually approved it. The winning party in such an action would generally be able to recover a portion of attorneys’ fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the Company, against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer.

We are subject to the jurisdiction of Bermuda work eligibility laws which may limit our ability to employ key employees.

We may also be affected by Bermuda laws requiring work permits for certain employees. Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Our success may depend in part upon the continued services of key employees and contractors in Bermuda. A work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian or a holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standards reasonably required by the employer. The Bermuda government’s policy no longer places a term limit on individuals with work permits. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If work permits are not obtained, or are not renewed, for our principal employees and contractors, we would lose their services, which could materially affect our business.

There could be changes of law in Bermuda that could adversely affect us.

Because we are organized in Bermuda, we will be subject to changes of law or regulation in such jurisdiction that may have an adverse impact on our operations overall, including imposition of tax liability or increased regulatory supervision. In addition, we will be exposed to changes in the political environment in Bermuda.

Risks Relating to our Shares.

Our shares have limited voting rights.

No holder or combination of holders who attribute beneficial ownership to one another may hold more than 9.9% of the voting power of the Company, regardless of whether they hold substantially more than 9.9% of the votes attaching to our issued and outstanding shares. However, if any one person (within the meaning of the United States Internal Revenue Code of 1986, as amended) owns in excess of 50% of our shares, then the restriction on voting power will cease to apply. While this structure is in place to avoid inadvertent taxation of U.S. shareholders under the controlled foreign corporation U.S. taxation rules, it also limits the abilities of shareholders to combine to enforce changes in our practices.

There are restrictions on dividends.

We are a holding company and therefore cannot conduct a reinsurance or insurance business on our own. Dividends and other permitted payments from RRL and Omega are expected to be our primary source of funds to pay expenses and dividends, if any. Although we may declare dividends to our shareholders, it is uncertain when, if ever, such dividends will be declared, and the Class 3A insurance license of RRL also prohibits RRL from declaring and/or paying any dividends and/or making any capital contributions to RRL’s parent, shareholders or affiliates without the obtaining prior written approval of the BMA. During the early years of operations, we expect that RRL will retain virtually all profit (if any), other than that necessary to pay our expenses, to provide capacity to write reinsurance and to accumulate reserves and surplus for the payment of claims. In addition, the payment of dividends by RRL to Till is limited under Bermuda law and regulations, and may be limited by the terms of RRL’s agreements with its cedants.

Warrants and options will dilute shareholders.

We have issued warrants and will issue further warrants and options to our officers, directors and certain business partners. Our shareholders will experience dilution upon the exercise of the warrants, with the scope of such dilution dependent on the number of fully diluted shares of the Company outstanding as of such time.

We have adopted a stock option plan, and as options are granted and exercised thereunder, our shareholders will experience dilution upon the exercise of such options, with the scope of such dilution dependent on the number of fully diluted shares outstanding as of such time. In addition, although the size of the option pool will be determined by our senior management and approved by our Board, no assurance can be given that the size of the option pool will be adequate to retain and properly incentivize our management. As a result, additional options or other equity awards may be granted in the future, resulting in additional dilution to our shareholders.

Risks Relating to Taxation

U.S. holders who hold our shares may be subject to adverse U.S. tax consequences if we are considered to be a passive foreign investment company for U.S. federal income tax purposes.

If we are considered to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, a U.S. Holder (as defined below) who owns any of our shares may be subject to adverse U.S. federal income tax consequences, including a greater tax liability than might otherwise apply and an interest charge on certain taxes that are deferred by virtue of our non-U.S. status. In general, either we would be a PFIC for a tax year if: (i) 75% or more of our income constitutes “passive income” or (ii) 50% or more of our assets (by value) produce or were held to produce “passive income,” based on the quarterly average of the fair market value of such assets. Passive income generally includes interest, dividends and other investment income but does not include income derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business. This exception for insurance companies is intended to ensure that a bona fide insurance company’s income is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. However, there is very little authority as to what constitutes the active conduct of an insurance business for purposes of the PFIC rules. The IRS has notified taxpayers in IRS Notice 2003-34 that it intends to scrutinize the activities of certain insurance companies located outside of the United States, including reinsurance companies that invest a significant portion of their assets in alternative investment strategies, to determine whether such companies qualify for the active insurance company exception in the PFIC rules.

We do not believe that we are classified as a PFIC for our tax years ended December 31, 2014 and 2015. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. Whether we will be classified as a PFIC in our current tax year ending December 31, 2016 or subsequent tax years will depend, in part, on whether we continue to be actively engaged in insurance activities that involve sufficient transfer of risk and whether our financial reserves are consistent with industry standards and are not in excess of the reasonable needs of our insurance business during such years. Accordingly, we cannot assure you that we will not be a PFIC in our current tax year or future tax years or that the IRS will agree with any determination by us that we are not a PFIC. Prospective investors are urged to consult their own tax advisors to assess their tolerance of this risk.

The IRS recently proposed U.S. Treasury Regulations concerning the active insurance company exception. The proposed regulations provide that the active conduct of an insurance business must include the performance of substantial managerial and operational services by an insurance company’s own employees and officers. The activities of independent contractors and employees of affiliates are not sufficient to satisfy this requirement. The proposed regulations also clarify that income from investment assets held by an insurance company to meet its obligations under insurance and annuity contracts will not be treated as passive income for PFIC purposes. However, the IRS did not propose a specific method for determining the portion of an insurance company’s assets that are held to meet obligations under insurance and annuity contracts, and solicited comments on appropriate approaches. At this time it is unclear whether final regulations will include a specific methodology and how any such methodology would apply to us. At this time, it is uncertain whether such proposed U.S. Treasury Regulations will become effective and whether the final U.S. Treasury Regulations will contain provisions different than those set forth in such proposed U.S. Treasury Regulations.

Recently proposed legislation introduced by Senate Finance Committee ranking minority member Ron Wyden would modify the insurance exception to apply to a company only if (i) the company would be taxed as an insurance company were it a U.S. corporation and (ii) either (A) loss and loss adjustment expenses and certain reserves constitute more than 25% of the company’s gross assets for the relevant year or (B) loss and loss adjustments expenses and certain reserves constitute more than 10% of the company’s gross assets for the relevant year and, based on the applicable facts and circumstances, the company is predominantly engaged in an insurance business and the failure of the company to satisfy the preceding 25% test is due solely to temporary circumstances involving the insurance business. Similarly, Senate Finance Committee then-Chairman Max Baucus had previously released several tax reform discussion drafts on international tax issues and, in early 2014, House Ways and Means Committee then-Chairman Dave Camp had published a tax reform proposal, that would modify or eliminate the application of the insurance exception. If any such legislation were enacted in its current form, no assurance can be given that we would be able to operate in a manner to satisfy these requirements in any given year. No assurance can be given as to whether such legislation will be adopted and if so, in what form. Moreover, as discussed above, there can be no assurance as to what methodologies the proposed U.S. Treasury Regulations will adopt for determining the portion of an insurance company’s assets that are held to meet obligations under insurance and annuity contracts, or whether the proposed U.S. Treasury Regulations will be enacted in their current form.

If a U.S. Holder holds our shares during any tax year in which we are treated as a PFIC, such shares will generally be treated as stock in a PFIC for all subsequent years. The consequences of us being treated as a PFIC and certain elections designed to mitigate such consequences, including a “Protective QEF Election,” are discussed in more detail under the heading “Certain United States Federal Income Tax Considerations”. If you are a United States person, we advise you to consult your own tax advisor concerning the potential tax consequences to you under the PFIC rules and to assess your tolerance of this risk.

We may be subject to U.S. federal income tax, which would have an adverse effect on our financial condition and results of operations and on an investment in our shares.

If any of the Company, Omega or RRL were considered to be engaged in a trade or business in the United States, we could be subject to U.S. federal income and additional branch profits taxes on the portion of our earnings that are effectively connected to such U.S. business or in the case of RRL or Omega, if it is entitled to benefits under the United States income tax treaty with Bermuda and if it were considered engaged in a trade or business in the United States through a permanent establishment, RRL or Omega could be subject to U.S. federal income tax on the portion of its earnings that are attributable to its permanent establishment in the United States, in which case its results of operations could be materially adversely affected. The Company, Omega and RRL are Bermuda companies. We intend to manage our business so that each of these companies should operate in such a manner that neither of these companies should be treated as engaged in a U.S. trade or business and, thus, should not be subject to U.S. federal taxation (other than the U.S. federal excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. federal withholding tax on certain U.S. source investment income). However, there can be no assurance that the IRS will not contend that the Company, Omega or RRL are engaged in a trade or business in the United States. If the Company, Omega or RRL were so engaged, it would be subject to U.S. income tax at regular corporate rates on its taxable income that is effectively connected with the conduct of such trade or business as well as a 30% branch profits tax in certain circumstances.

Certain gain on investments we make may be subject to U.S. federal income tax under FIRPTA.

Under the Foreign Investment in Real Property Tax Act (“FIRPTA”), gain or loss of a foreign corporation on the disposition of a “United States real property interest” is treated as if it were effectively connected with the conduct of a U.S. trade or business of such corporation. United States real property interests include interests other than as a creditor in a “United States real property holding corporation” (“USRPHC”). A USRPHC is any corporation, subject to a limited exception for a corporation whose stock is regularly traded on an established securities market, if the fair market value of its United States real property interests on any applicable determination date equals or exceeds 50% of the fair market value of the sum of its United States real property interests, its interests in real property outside of the United States and any other of its assets which are used or held for use in a trade or business. We intend to retain oversight over our investments and may impose guidelines from time to time designed to provide for an overall earnings or risk profile for us. Although nonexistent at present, such guidelines may limit the extent to which we may invest in USRPHCs and/or other United States real property interests. The Company indirectly hold interests in USRPHCs and United States real property interests.

We may become subject to U.S. withholding and information reporting requirements under the Foreign Account Tax Compliance Act (“FATCA”) provisions.

The Foreign Account Tax Compliance provisions of the Code (“FATCA”) generally impose a 30% withholding tax regime with respect to (i) certain U.S. source income (including interest and dividends) and gross proceeds from any sale or other disposition after December 31, 2018, of property that can produce U.S. source interest or dividends (“withholdable payments”) and (ii) “foreign passthru payments” made by foreign financial institutions (“FFIs”) after December 31, 2018 (or, if later, the date on which the final U.S. Treasury Regulations that define foreign passthru payments are published). As a general matter, FATCA was designed to require U.S. persons’ direct and indirect ownership of certain non-U.S. accounts and non-U.S. entities to be reported to the IRS.

On December 19, 2013, the Bermuda Government entered into a “Model 2” intergovernmental agreement (“IGA”) with the United States to implement FATCA. If we and/or RRL are treated as FFIs for the purposes of FATCA, under the Model 2 IGA, we and/or RRL will be directed to ‘register’ with the IRS and required to comply with the requirements of FATCA, including due diligence, reporting and withholding. Assuming registration and compliance with the terms of an agreement with the IRS (an “FFI Agreement”) pursuant to a Model 2 IGA, an FFI would be treated as FATCA compliant and not subject to withholding. An FFI that satisfies the eligibility, information reporting and other requirements of the IGA will not be subject to the regular FATCA reporting and withholding obligations discussed below.

If the Company and/or RRL are treated as FFIs for purposes of FATCA, withholdable payments and foreign passthru payments made to the Company and/or RRL will be subject to a 30% withholding tax unless an FFI Agreement is in effect, pursuant to which the Company and/or RRL would be required to provide information regarding its U.S. direct or indirect owners and to comply with other reporting, verification, due diligence and other procedures established by the IRS, including a requirement to seek waivers of non-U.S. laws that would prevent the reporting of such information. The IRS may terminate the FFI Agreement if the IRS notifies the Company and/or RRL that it is out of compliance with the FFI Agreement and the Company and/or RRL does not remediate the compliance failure. Even if the Company and/or RRL are subject to an FFI Agreement, distributions to an investor that are treated as foreign passthru payments generally will be subject to a 30% withholding tax (a) if the investor fails to provide information or take other actions required for the Company and/or RRL to comply with the FFI Agreement including, in the case of a non-U.S. investor, providing information regarding certain U.S. direct and indirect owners of the investor (and, in certain circumstances, obtaining waivers of non-U.S. law to permit such reporting), or (b) if the investor is an FFI, unless the investor (i) is subject to an FFI Agreement, (ii) establishes that an exemption applies or (iii) is required to comply with FATCA under an applicable IGA.

On February 5, 2014, the Canadian Government entered into a “Model 1” intergovernmental agreement (“IGA”) with the United States to implement FATCA, which IGA became effective on June 30, 2014. If Omega is treated as FFIs for the purposes of FATCA, under the IGA, Omega will be directed to ‘register’ with the IRS and will be required to comply with the requirements of FATCA, including due diligence, reporting and withholding. Assuming registration and compliance with the terms of the IGA, including the providing of information to the Canadian Revenue Agency which shall automatically exchange such information with the IRS pursuant to the terms of the IGA and the Convention between Canada and the United States with respect to Taxes on income and capital of 1986, as amended, an FFI would be treated as FATCA compliant and not subject to withholding. An FFI that satisfies the eligibility, information reporting and other requirements of the IGA will not be subject to the regular FATCA reporting and withholding obligations discussed below.

Under the regulations implementing FATCA, a foreign insurance company (or foreign holding company of an insurance company) that issues or is obligated to make payments with respect to an account is a foreign financial institution. For this purpose, insurance contracts treated as having “cash value” and annuity contracts issued or maintained by a financial institution are considered accounts, and certain term life insurance contracts are not considered accounts. Insurance companies that issue only property and casualty insurance contracts, or that only issue life insurance contracts lacking cash value (or that provide for limited cash value) generally would not be considered FFIs under the final regulations. However, a holding company may be treated as an FFI if it is formed in connection with or availed of by a collective investment vehicle, mutual fund, exchange traded fund, hedge fund, venture capital fund, leveraged buyout fund, or any similar investment vehicle established with an investment strategy of investing, reinvesting, or trading in financial assets. Moreover, a company may be treated as an FFI if its gross income is primarily attributable to investing, reinvesting, or trading in financial assets and the entity is managed by an FFI, or the entity functions or holds itself out as an investment vehicle established with an investment strategy of investing, reinvesting, or trading in financial assets. Even if the Company, RRL and/or Omega are not treated as FFIs, then depending on whether the shares of the Company are treated as “regularly traded on one or more established securities markets” under the FATCA rules and whether the income and assets of RRL or Omega, as applicable, meet the requirements for the treatment of RRL or Omega as an “active NFFE,” withholdable payments to the Company, RRL and/or Omega may be subject to a 30% withholding tax unless the Company, RRL and/or Omega provide information regarding its U.S. direct or indirect owners.

There can be no certainty as to whether the Company, RRL and/or Omega will be subject to the requirements imposed on FFIs under FACTA. We will use reasonable efforts to avoid the imposition of a withholding tax under FACTA, which may include the entering into of an FFI Agreement.

Changes in U.S. federal income tax law could materially adversely affect an investment in our shares.

In the past, legislation has been introduced in the U.S. Congress (but not enacted) intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. It is possible that legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse effect on us or our shareholders. For example, one budget proposal would reduce or eliminate the tax deduction for reinsurance premiums paid by a U.S. insurer or reinsurer to an affiliate in a lower tax jurisdiction, such as Bermuda. Another proposal would treat foreign corporations as U.S. corporations for tax purposes if management and control occur primarily in the United States. Any such change in U.S. tax law could have a material adverse effect on us. The IRS may issue new regulations or pronouncements interpreting or clarifying rules applicable to us. We are not able to predict if, when or in what form such legislation or guidance will be enacted or provided and whether such legislation or guidance will have a retroactive effect.

We may become subject to Canadian federal income tax, which would have an adverse effect on our financial condition and results of operations and on an investment in shares.

We could become subject to Canadian federal income tax on our world-wide income or the world-wide income of RRL from all sources if either or both were considered under Canadian law to be resident in Canada. Since both companies are incorporated in Bermuda, whether either of us would be considered to be resident in Canada under Canadian law will generally depend on whether central management and control is exercised in Canada. We intend to manage our affairs such that neither our, nor RRL’s, central management and control should be considered to be exercised in Canada. However, there can be no assurance that we will actually do so, or that the Canada Revenue Agency or a Canadian court would not take a contrary view and consider either or both companies to be resident in Canada under Canadian law. In that case, we, RRL or both of us, as applicable, would be subject to combined Canadian federal and provincial corporate tax on our or their world-wide income at rates of approximately 25-30%, depending on applicable provincial tax rates, if any. In addition, dividends we pay to a non-resident shareholder would be subject to Canadian withholding tax of 25%, unless a lower rate was available under an applicable income tax treaty.

We, RRL or both of us could, even if neither is resident in Canada, be subject to Canadian federal income tax to the extent that we or they derive income from a business carried on in Canada as determined under Canadian law. Whether a non-resident of Canada is considered to carry on business in Canada is generally a question of fact to be determined based on all relevant circumstances. We intend to manage our affairs such that neither company should be considered to carry on business in Canada. However, there can be no assurance that we will actually do so, or that the Canada Revenue Agency or a Canadian court would not take a contrary view and consider either or both companies to derive income from a business carried on in Canada. If this were to happen, we, RRL or both of us, as applicable, would be subject to combined Canadian federal and provincial tax on its or their income from carrying on business in Canada at combined rates of approximately 25-30%, depending on applicable provincial rates, if any. In addition, such income could be subject to an additional 25% branch tax in certain circumstances.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Till Capital Ltd. was incorporated under the laws of Bermuda on August 20, 2012 under the name Resource Holdings Ltd. On March 19, 2014, we changed our name to Till Capital Ltd. in accordance with our bye-laws and section 10 of the Bermuda Companies Act 1981, as amended (the “Companies Act”). Till Capital Ltd. is an exempted holding company with its principal place of business at Continental Building, 25 Church Street, Hamilton HM12, Bermuda and a telephone number of (208) 635-5415. Our registered office is Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda, and our registered agent at that address is Compass Administration Services, Ltd.

On April 17, 2014, we were acquired by AMB in a reverse takeover by way of plan of arrangement under the BCBCA. Prior to the reverse takeover, we were a startup reinsurance company and AMB was a development stage exploration company with significant liquid assets as well as interests in mineral and royalty properties. The Company’s shares commenced trading as Till Capital Ltd. (symbol TIL) on the TSX Venture Exchange upon completion of the arrangement.

On May 15, 2015, we acquired all of the issued and outstanding shares of Omega, including its subsidiaries, Omega General Insurance Company and Focus Group, Inc. Omega’s mission is to offer secure, innovative, and customized solutions for insurers/reinsurers exiting the market and organizations with unique insurance needs in a cost effective manner.

On May 26, 2015, shares of Till Capital commenced trading on the Nasdaq Capital Market under the ticker symbol TIL.

Emerging Growth Company Status

We are an “emerging growth company” as defined in Section 3(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b–2.

Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal controls over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal controls over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company.” Because we report in accordance with IFRS, we will not be able to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards at this time.

B.	Business Overview

Following completion of the Arrangement, we transitioned our business to primarily conduct reinsurance business through RRL, our wholly-owned subsidiary. Before completion of the Arrangement, AMB was an exploration and development junior natural resource and mining company with royalty and exploration property holdings, and the Company was an exempted holding company with no operations. We have expanded our reinsurance business through the acquisition of Omega and begun the transition out of investments in the natural resource sector. RRL has reduced its natural resource investments through the sale of equities and the transfer of shares in Golden Predator Mining Corp. (TSX-V: GPY) to Mr. William M. Sheriff, a former officer and director of Till as part of a separation agreement. RRL no longer has a controlling interest in GPY.

Summary of Our Reinsurance and Insurance Business

We conduct reinsurance business through our wholly-owned subsidiary RRL, which was incorporated in Bermuda on August 20, 2012 and licensed as a Class 3A insurance company in Bermuda by the BMA on August 28, 2013. RRL entered into its initial reinsurance policies effective December 31, 2014 through Multi-Strat Re. These initial reinsurance policies were novated in 2015 and RRL currently has no reinsurance policies in effect. RRL intends to continue to operate through the Multi-Strat Re program as a global property and casualty reinsurer and intends to write medium to long-term, customized reinsurance. Our business strategy is to offer reinsurance coverage to a select group of insurance companies: captive insurers that wish to redeploy capital more productively, to profitable privately held insurers with capital constraints that limit growth or wish to redeploy capital more productively, and insurers and reinsurers that are under regulatory capital or ratings stress. RRL intends to implement a unique investment approach, ancillary to the reinsurance business, to include alternative asset strategies in sectors with high potential and liquid portfolios.

We also conduct insurance and reinsurance business through our wholly-owned subsidiary Omega, which was incorporated in Canada on September 24, 2004 and received its order to commence insurance business from the Superintendent of Financial Institutions on October 4, 2004. Omega is authorized to write all classes of insurance, other than life, subject to the limitation that, in the case of policies that fall within classes other than property and liability insurance, Omega is limited to the servicing of assumed risks. At December 31, 2015, Omega was licensed in all provinces and territories in Canada. Omega is also a reinsurer and therefore shares in risk originally accepted by other companies. Omega also assumes unpaid claim and adjustment expense liabilities from other insurance companies in return for an assumption reinsurance premium. The insurance and reinsurance market is well established and very competitive with both mature and new companies participating in the marketplace. The market exhibits periodic cycle of soft and hard pricing, which we must consider in the underwriting of our insurance and reinsurance business. While our focus on high frequency, low severity reinsurance business combined with a focused asset strategy is in many ways a direct response to these market and competitive pressures, our performance will depend on our ability to address these forces over time. A more detailed discussion on the risks posed by the market and our competitors to the Company is covered in the section titled “Risk Factors” above.

Insurance and Reinsurance Business

Reinsurance is an arrangement in which a reinsurance company, the ‘‘reinsurer’’, agrees to indemnify an insurance company, the ‘‘cedant”, for all or a portion of the insurance risks underwritten by the cedant under one or more insurance policies. Reinsurance can benefit a cedant in a number of ways, including reducing exposure on individual risks, providing catastrophe protections from large or multiple losses, and assisting in maintaining acceptable capital levels as well as financial and operating leverage ratios. Reinsurance can also provide a cedant with additional underwriting capacity by permitting it to accept larger risks and underwrite a greater number of risks without a corresponding increase in its capital. Reinsurers may also purchase reinsurance, known as retrocessional reinsurance, to cover their own risks assumed from cedants. Reinsurance companies often enter into retrocessional agreements for many of the same reasons that cedants enter into reinsurance agreements.

Reinsurance is generally written on a treaty or facultative basis. Treaty reinsurance is an agreement whereby the reinsurer assumes a specified portion or category of risk under all qualifying policies issued by the cedant during the term of the agreement, usually one year. When underwriting treaty reinsurance, the reinsurer does not evaluate each individual risk and generally accepts the original underwriting decisions made by the cedant. Treaty reinsurance is typically written on either a proportional or excess of loss basis. A proportional reinsurance treaty is an arrangement whereby a reinsurer assumes a predetermined proportional share of the premiums and losses generated on specified business. An excess of loss treaty is an arrangement whereby a reinsurer assumes losses that exceed a specific retention of loss by the cedant. Facultative reinsurance, on the other hand, is underwritten on a risk-by-risk basis, which allows the reinsurer to determine pricing for each exposure.

A significant period of time normally elapses between the receipt of reinsurance premiums and the payment of reinsurance claims. While premiums are generally paid to the reinsurer upon inception of the underlying coverage, the claims process is delayed and generally begins upon the occurrence of an event causing an insured loss followed by: (i) the reporting of the loss by the insured to its broker or agent; (ii) the reporting by the broker or agent to the cedant; (iii) the reporting by the cedant to its reinsurance intermediary or agent; (iv) the reporting by the reinsurance intermediary or agent to the reinsurer; (v) the cedant’s adjustment and payment of the loss; and (vi) the payment to the cedant by the reinsurer. During this time, reinsurers generally invest premiums pursuant to an investment management strategy to earn investment income and generate net realized and unrealized investment gains and losses on investments. The period of time between the receipt of premiums and the payment of claims is typically longer for a reinsurer than for a primary insurer.

RRL’s Insurance License

RRL was licensed as a Class 3A insurance company in Bermuda by the BMA on August 28, 2013. The conditions of this license are as follows:

1.     RRL shall, at all times in and during the course of each financial year it carries on insurance business, meet and maintain the relevant solvency margin(s), liquidity and other ratios applicable under Bermuda law;

2.     RRL shall not, without obtaining the prior written approval of the BMA, write any “long- term” business, as such expression is understood in the Insurance Act (to mean life insurance business);

3.     RRL shall not, without obtaining the prior written approval of the BMA, enter into any contracts of retrocession other than with Multi-Strat Re; and

4.     RRL shall not, without obtaining prior written approval of the BMA, declare and/or pay any dividends and/or make any capital contributions to RRL’s parent, shareholders or affiliates.

Details of the regulatory regime applicable to Bermuda licensed insurers are included under the heading “Bermuda Regulatory Considerations.”

Multi-Strat Re

RRL may only write business with Multi-Strat Re unless it obtains prior written approval from the BMA. Multi-Strat Re was initially licensed as a Special Purpose Insurer in Bermuda by the BMA on August 28, 2013, and its license was changed to a Class 3A insurance company, and obtained an agent’s license through its wholly-owned subsidiary, Multi-Strat Advisors Ltd. in October 2014. Pursuant to Multi-Strat Re’s license, Multi-Strat Re shall not, without obtaining the prior written approval of the BMA, (i) enter into any contracts of “insurance business” as defined in the Insurance Act or (ii) declare and/or pay any dividends and/or make any capital contributions.

RRL entered into its initial reinsurance policies effective December 31, 2014 through Multi-Strat Re. RRL’s pro rata share of the policies provided us with US$6.40 million of net premium with a claim liability cap of US$7.78 million. On August 28, 2015, Till announced that it had novated the reinsurance contracts held by its wholly-owned subsidiary, RRL, to Multi-Strat Re who then reinsured the contracts to another reinsurer on the reinsurance platform of Multi-Strat Re pursuant to a quota share agreement. The total dollar value of the novated agreements was $5.3 million. The novations released RRL from all of its liabilities under those reinsurance contracts. As a result, the Company reversed premium revenue of $5.2 million and reversed claims and claim adjustment expenses of $5.1 million during the twelve months ended December 31, 2015.

Details of the regulatory regime applicable to Bermuda licensed insurers are included under the heading “Bermuda Regulatory Considerations.”

Reinsurance Strategy

Initially, all of our reinsurance in Bermuda will be sourced from Multi-Strat Re. Multi-Strat Re is wholly-owned by Multi-Strat Holdings Ltd., a company incorporated under the laws of Bermuda.

We have entered into a quota share retrocession agreement (the “Retrocession Agreement”) and master services agreement (the “MSA” and, together with the Retrocession Agreement, the “Multi-Strat Agreements”) with Multi-Strat Re in respect of the reinsurance arrangements. Under the terms of the Multi-Strat Agreements, Multi-Strat Re will assume risks from insurers, reinsurers, and captive insurers that wish to redeploy capital more productively than permitted by their regulatory regimes or either under regulatory or ratings stress. Multi-Strat Re will then immediately retrocede (reallocate) all of its premiums and risks to (a yet to be determined) number of reinsurers similar to us, based upon their relative levels of equity capital and appetite for reinsurance risks.

Risk transfer is measured in a number of ways but one common approach is to assess the probability of a net loss times the magnitude of a net loss when one occurs. A net loss means that the amount of claims and expenses exceeds the premium collected over the life of the treaty or contract. Multi-Strat Re contractually limits the magnitude of loss on each treaty or contract and would rather accept a higher probability of a lower net loss than accept a higher magnitude of net loss with lower probability.

Multi-Strat Re’s policy is to enter into above average frequency, low severity contracts. As such, we believe that Multi-Strat Re is less likely to earn significant underwriting profits than most reinsurers, but is also less likely to incur significant net losses.

Participation in the Multi-Strat Re program will involve two types of expenses in relation to reinsurance underwriting: (i) initial payments for sourcing premiums and for initial underwriting, for claims handling; and (ii) ongoing payments to monitor risks that have been underwritten, underwriting renewals, and for claims handling.

Multi-Strat Re charges each reinsurer a retrocession commission of on any premium at the time of binding and a performance fee based on the difference between targeted underwriting profitability and actual underwriting profitability, payable when the reinsurer is no longer on risk.

Multi-Strat Re expects to generate a meaningful portion of its initial business from captive insurers. Multi-Strat Re will, over time, develop a diversified group of production sources and opportunities, consistent with its underwriting guidelines. For example, property and casualty insurers and reinsurers may be interested in reinsurance from Multi-Strat Re due to changes in regulatory or rating agency capital requirements, such as when Solvency II goes into effect. See discussion below “Captive Insurers”, “P&C Insurers” and “Solvency II”.

Multi-Strat Re in addition to retrospective reinsurance may also acquire captives in runoff. This will provide additional reinsurance opportunities within the guidelines agreed with RRL.

It is intended that each month we may maintain or increase the portion of our capital committed to the Multi-Strat Re program. We may also terminate the Multi-Strat Agreements on an annual basis. Once we have hired senior staff, we may elect to continue to do business with Multi-Strat Re in conjunction with initiating our own insurance or reinsurance coverage or ultimately withdraw from the Multi-Strat Re program consistent with our annual agreement with Multi-Strat Re.

Those portions of reinsurance premiums that are earmarked to pay future claims are booked as reinsurance reserves. Our equity capital and amounts equal to our reinsurance reserves will be invested pursuant to our investment strategy.

Each Class 3A reinsurer in the Multi-Strat Re program will calculate its capacity commitment, which is the amount of premium that it wants to reinsure in any given year. This capacity commitment will be a function of the amount of capital that it has, the amount of letter of credit capacity it has arranged, and the amount of insurance risk that the Class 3A reinsurer wants to take in terms of balance sheet leverage.

Each Class 3A reinsurer will then communicate its capacity commitment to Multi-Strat Re, which will underwrite risks up to but not exceeding the collective capacity commitments of all Class 3A reinsurers and will allocate the premiums and risks proportionate to each Class 3A reinsurer’s commitment.

At the end of each calendar year, each Class 3A reinsurer may elect to reduce its capacity commitment for the next year of the Retrocession Agreement or withdraw completely from the program. If a Class 3A reinsurer withdraws from the program, Multi-Strat Re will likely, but is not obligated to, reallocate that Class 3A reinsurers book to the other Class 3A reinsurers, provided that the increase in aggregate committed capacity of all other Class 3A reinsurers exceeds the capacity of that Class 3A reinsurer. The Class 3A reinsurer will have to request this reallocation, which Multi-Strat Re may or may not deliver.

When Multi-Strat Re takes in premiums and allocates it among the Class 3A reinsurers, the Class 3A reinsurers may invest the proceeds in their various investment strategies. However, each Class 3A reinsurer must pledge some of its assets to secure LOCs (defined below), and the LOCs will then be used to collateralize the limits of the reinsurance that Multi-Strat Re has assumed.

Underwriting

Generally, we plan to write premiums to maintain one dollar of reserves for every two dollars of equity capital. Initially, we will rely on Multi-Strat Re to generate insurance business and to fulfill the role of underwriter. Multi-Strat Re anticipates that its underwriting will be directed by Robert Forness as CEO, with underwriting resources drawn from Multi-Strat Re’s board members, experienced reinsurance underwriters and personnel from Multi-Strat Re’s service partners. Multi-Strat Re has been established to source business for a group of Class 3A Bermuda reinsurers similar to us. As the group of Class 3A reinsurers grows, Multi-Strat Re anticipates using additional underwriting agencies and growing its staff of in-house underwriters.

While underwriting will be handled by Multi-Strat Re, Multi-Strat Re is required to follow, at a minimum, a set of underwriting guidelines under the Multi-Strat Agreements, including:

•	all contracts must have an aggregate limit of liability, no matter how remote the exposure;
•	it is unlikely that no single event or group of events in a short period of time could result in the aggregate limit being reached on a single contract;
•	a requirement that all underwriting complies with all relevant insurance or reinsurance regulations, tax statutes, and accounting guidelines in the various countries from which it is assuming business;
•	certain classes of business will be excluded; and
•	a requirement that will give RRL the right to audit cedants for conformity and compliance or compel Multi- Strat Re to do the same on our behalf.

The types of non-acceptable risks and exposures that RRL will not underwrite include, but are not limited to (i) war and civil risks, (ii) nuclear risks, (iii) windstorms, earthquake, flood, and terrorism risks, (iv) cybersecurity exposures, (v) asbestos and environmental risks, and (vi) master policies issued to a risk group, association, or an organization that solicits its members under a mass marketing program. However, excluded risk exposures of an incidental nature may be included in business to be underwritten. Additionally, RRL does not intend to underwrite life or health insurance.

Security and Funding

Every insurance obligation will be collateralized to its aggregate limit using either Reinsurance Trust Agreements (“RTAs”) or Letters of Credit (“LOCs”) from banks rated “A-” or better. We expect that each cedant will receive one or more LOC for its aggregate limit from Multi-Strat Re. Collateral for LOCs or RTAs will be provided to the issuing bank by the Class 3A Reinsurers’ group pro rata to their share of retroceded aggregate limit. Only the cedant will be able to draw down on the LOCs or RTAs. For the purpose of the following documentation, LOC and RTA collectively accounts will be referred to as LOC.

LOCs will be over-collateralized in accordance with the requirements of the issuing bank (expected to be at approximately 105 - 120% of the nominal value of the LOC for the Company). The issuing bank will manage the collateral for each LOC (i.e. the investment accounts) by placing liens on the various custodian accounts of the Class 3A Reinsurers and will actively monitor asset values to ensure sufficient collateralization. No client/cedant will have recourse beyond the LOCs to Multi-Strat Re.

Because of the collateral requirements of the banks issuing lines of credit, we will generally need one dollar to one and a half dollars of assets for every dollar of insurance obligations. This will result in significantly lower ratios of liabilities to equity than conventional reinsurer who may have one dollar of equity for every five dollars of insurance liabilities.

If we are unable to obtain, renew, maintain or increase LOC facilities or is unable to do so on commercially acceptable terms, we may need to liquidate all or a portion of our investment portfolio and invest in a fixed-income portfolio or other forms of investment acceptable to our clients and banks as collateral, which could significantly and negatively affect our ability to implement our business strategy.

Captive Insurers

Captive insurers exist because the commercial insurance markets charge many businesses more for insurance than their insurable losses and expenses. When premiums consistently exceed losses and expenses, companies may decide to self-insure. Because some insurance is compulsory, and due to accounting and tax treatments for insurers, the usual method to self-insure is through a captive insurer that is owned by the business it is insuring. As such, many captives are formed to manage an expense rather than maximize profits. In these cases, managers are generally incentivized to over-reserve for convenience.

Captive insurers tend to have inefficient capital structures for two reasons. First, the captive generally invests assets in low-yielding, liquid, fixed income securities and bank deposits. Second, captives tie up about one dollar of equity capital for every two dollars of reserves (insurance liabilities), resulting in three dollars of assets being held in low-yielding strategies.

We intend to take advantage of the inefficiencies of the captive insurance market and the tendency to over-reserve by providing reinsurance that permits the captive to release capital held in low yielding assets and redeploy this capital to the normal returns of the captive owner’s primary business.

P&C Insurers

For property and casualty (“P&C”) insurers, we plan to offer the opportunity to cede a proportionate amount of their downside risk and keep a disproportionate share of the underwriting upside. This offer will be contingent on us retaining most of the investment returns on the premium float. However, like reinsuring captives, the downside will be contractually capped relative to the premium collected.

Primary insurers, especially smaller ones that serve geographic, industry, and specialty niches, are often profitable, but many are regulatory capital or ratings constrained and cannot increase profits by writing more business, and either lack access to the capital markets or do not choose to raise capital at prevailing market prices.

By indirectly reinsuring with us through Multi-Strat Re, these insurers can increase return on equity by ceding some of their risk exposure so that they can write additional business on the same amount of capital, where the incremental underwriting margins are likely to be much greater than those that they give up to Multi-Strat Re and its participating reinsurers.

As in the case of captive insurers, privately held insurers often over-reserve since they are not concerned with reporting earnings and the losses recognized to increase reserves are deductible on current taxes. This is in contrast to publicly held insurers and reinsurers whose management teams may be incentivized to report short-term earnings to the detriment of the reserve account. Another motivation for surplus relief might come from second, third and fourth generation owners who do not want to sell the family’s insurance business or reduce the business activity to take capital out of the insurer and redeploy it in unrelated investments. Through reinsurance, a profitable P&C insurer can free up capital by laying off or ceding outstanding insurance risk to a reinsurer.

Solvency II

Bermuda has been awarded full equivalence for commercial insurers (which includes Class 3A insurers such as RRL) under Europe's Solvency II regime applicable to insurance companies, which regime came into effect on January 1, 2016.

Similar to Basel III for banks, under Solvency II initiatives, European regulated insurers are now required to increase capital ratios to support relatively high levels of reserves or to hold risky assets. For example, in the past, insurers and reinsurers did not have to mark bonds to market if they bought them and held them to maturity. Under Solvency II, fixed income securities have to be marked to market and subject to reductions for solvency calculations. In addition, the ratio of reserves to capital has been tightened.

As such, insurers and reinsurers may be required to either increase capital or deleverage. The reinsurance industry is currently trading at a discount to its book value and raising capital will likely be expensive or impractical. Wholesale deleveraging would require insurers and reinsurers to abandon whole lines of business, restructure, and downsize. This would not only be too slow to solve the problem, but would also impact executive compensation.

Multi-Strat Re and its participating reinsurers offer another method to increase capital ratios to comply with Solvency II, transfer risks on an asymmetric basis, preserving whole lines of business and keeping some of the margins, thus preserving staffing levels and executive compensation. Under this scenario, cedants participating in the Multi-Strat Re program meet Solvency II standards while Multi-Strat Re and its participating reinsurers will make regular underwriting profits and the cost of float will be negative.

Loss Portfolio Transfers

Loss portfolio transfers (“LPTs”) take place for a variety reasons. When two companies merge and each has one or more captives, they will often execute an LPT to permit it to shut one of the captives down. In other cases, primary insurers or reinsurers decide to exit one or more lines of business and want to undertake an orderly winding down process. In each LPT opportunity, we should be price competitive for the bulk of the risk given our unique expertise in the capital markets while also being able to efficiently hedge the severity risks associated with such opportunities.

Ratings

Once operational, we intend to maintain capital levels consistent with an “A-” or better rating from A.M. Best and apply for a rating as soon as practicable. There is no guarantee that such a rating will be obtained. Debt will be used as we deem prudent, consistent with maintaining such rating, though in general, we expect to utilize a less leveraged asset mix than a significant majority of our peers.

Premium Payment

Premiums will be paid directly to an account in the name of Multi-Strat Re, to its agents in a fiduciary capacity or into collateral accounts. Multi-Strat Re may not use the premiums except for certain purposes specified in the MSA.

We will generally seek to write reinsurance premiums to maintain a ratio of two dollars of capital to one dollar of premiums. Premiums will be a function of additional available assets based on decreases in loss reserves (due in large part to claims paid), increases in asset value due to investment return and increases in capital.

Claims Handling

All claims billings will be reviewed to ensure that the billings are covered by the terms and conditions of the reinsurance agreements (period of coverage, limits, etc.). As a reinsurer, we will not handle claims directly but will retain the right to audit the cedant’s claims handling.

We anticipate writing new premiums to modestly outpace claims paid in an effort to grow the business. We realize that in the early years, the possibility of “netting” whereby new premiums are used to pay outstanding claims within the same period is unlikely. As such, we will maintain flexibility in the liquidity of investible assets and/or excess capacity in letters of credit to maintain sufficient available assets to cover claim payments. Also, it is highly probable that the cedants will require LOCs to become available should we fail to pay claims in a timely manner.

Bermuda Regulatory Considerations

Bermuda Exchange Control Regulation

The BMA must give permission for all issuances and transfers of securities of a Bermuda exempted company like us, unless the proposed transaction is exempted by the BMA’s written general permissions. The BMA in its policy statement dated June 1, 2005 provides that where any equity securities, including our shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issuance and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. The TSX-V is deemed to be an appointed stock exchange under Bermuda law. Therefore, upon listing on the TSX-V, the general permission issued by the BMA results in our shares being freely transferable among persons who are residents and non-residents of Bermuda. If our shares are not listed on an appointed stock exchange, BMA permission will currently be required for all issuances and transfers of our shares.

Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends in currency other than Bermuda Dollars to nonresidents of Bermuda who are holders of our shares.

In accordance with Bermuda law, share certificates may be issued only in the names of corporations, individuals or legal persons. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting.

Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

We will take no notice of any trust applicable to any of our shares or other securities whether we had or did not have notice of such trust.

Bermuda Insurance Regulation

The Insurance Act of 1978. The Insurance Act and related regulations of Bermuda, which regulates the insurance business of RRL, provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA. Under the Insurance Act, insurance business includes reinsurance business. The BMA, in deciding whether to grant registration, has broad discretion to act as the BMA thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA’s functions and subcommittees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

The Insurance Act imposes on Bermuda insurance companies’ solvency and liquidity standards and auditing and reporting requirements and grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers. The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are the following classifications of insurers carrying on general business: Class 1; Class 2; Class 3; Class 3A; Class 3B; Class 4 and Special Purpose Insurers. RRL is registered as a Class 3A insurer with the BMA in Bermuda and is regulated as such under the Insurance Act.

A body corporate is registrable as a Class 3A insurer where: (i) it intends to carry on general insurance business in circumstances where 50% or more of the net premiums written, or 50% or more of the loss and loss exchange provisions, represent unrelated business; and (ii) its total net premiums written from unrelated business are less than US$50,000,000. Class 3A insurers are required to maintain fully paid-up share capital of US$120,000.

If the total net premiums from unrelated business written by RRL exceed US$50,000,000, the BMA has the discretion to license a body corporate as a Class 3A insurer even if it may write more than $50,000,000 in total net premiums.

Cancellation of Insurers’ Registration. An insurer’s registration may be canceled by the BMA on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the BMA after consultation with the Insurance Advisory Committee, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative, Head Office and Principal Office. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. Further, any registered insurer that is a Class 3A insurer or above is required to maintain a head office in Bermuda and direct and manage its insurance business from Bermuda. Recent amendments to the Insurance Act provide that in considering whether an insurer satisfies the requirements of having its head office in Bermuda, the BMA may consider (a) where the underwriting, risk management and operational decision making occurs; (b) whether the presence of senior executives who are responsible for, and involved in, the decision making are located in Bermuda; and (c) where meetings of the board of directors occur. The BMA will also consider (a) the location where management meets to effect policy decisions; (b) the residence of the officers, insurance managers or employees; and (c) the residence of one or more directors in Bermuda.

Given that RRL’s underwriting, risk management and operational decision making occurs in Bermuda primarily through the arrangements with Multi-Strat Re; and (b) meetings of the board of directors of RRL considering underwriting, risk management and operational decision making are held in Bermuda, all the key criteria are satisfied. Additionally, the BMA may look to the location of the insurance manager for determining whether a head office is in Bermuda. For the purpose of the Insurance Act, the principal office of RRL is at RRL’s principal executive offices in Hamilton, Bermuda, and RRL’s principal representative is Cedar Management Limited (“Cedar Management”). Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative upon reaching the view that there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, to immediately notify the BMA and to make a report in writing to the BMA within 14 days, setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable “event” include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or a liquidity or other ratio. The written report must set out all the particulars of the case that are available to the principal representative.

Independent Approved Auditor. Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of RRL, are required to be filed annually with the BMA. The independent auditor of RRL must be approved by the BMA and may be the same person or firm that audits RRL’s financial statements and reports for presentation to its shareholders. RRL’s independent auditor is Arthur Morris & Company Limited.

Loss Reserve Specialist. Generally, a Class 3A insurer must appoint an individual approved by the BMA to be its loss reserve specialist and submit annually an opinion of its approved loss reserve specialist with its statutory financial statements and return in respect of its loss and loss expense provisions. Ordinance Holdings Limited serves as the actuary for RRL and is approved by the BMA.

Statutory Financial Statements. An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with IFRS and are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Companies Act, which financial statements will be prepared in accordance with IFRS. An insurer is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA or the Registrar of Companies.

Annual Statutory Financial Return. RRL will be required to file with the BMA in Bermuda a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for an insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of such insurer, solvency certificates, the statutory financial statements themselves, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer, who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

Minimum Liquidity Ratio. The Insurance Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable and funds held by ceding reinsurers. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined) and letters of credit and guarantees.

Minimum Solvency Margin. The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin. The minimum solvency margin that must be maintained by a Class 3A insurer with respect to its general business is the greater of (i) $1,000,000, (ii) 20% of net premiums written where net premiums written do not exceed $6,000,000, and $1,200,000 plus 15% of net premiums written which exceed $6,000,000, or (iii) 15% of net undiscounted aggregate loss and loss expense provisions and other insurance reserves.

Enhanced Capital Requirements; Bermuda Solvency Capital Requirements; Eligible Capital Requirements. Class 3A insurers are required to maintain available statutory capital and surplus at a level equal to or in excess of its enhanced capital requirement which is established by reference to either the Bermuda Solvency Capital Requirement - Small and Medium-Sized Entities model or an approved internal capital model. Furthermore, to enable the BMA to better assess the quality of the insurer’s capital resources, a Class 3A insurer is required to disclose the makeup of its capital in accordance with the recently introduced “3- tiered capital system.”

Restrictions on Dividends and Distributions. A Class 3A insurer is prohibited from declaring or paying a dividend if it fails to meet its minimum solvency margin, enhanced capital requirement or minimum liquidity ratio, or if the declaration or payment of such dividend would cause such breach. If a Class 3A insurer fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

Furthermore, under the Companies Act, RRL may only declare or pay a dividend if RRL has no reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due or (ii) the realizable value of its assets would be less than its liabilities.

Reduction of Capital. RRL, as a general business insurer, may not reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid in share capital, its contributed surplus (sometimes called additional paid in capital) and any other fixed capital designated by the BMA as statutory capital (such as letters of credit).

As a Class 3A insurer, where RRL seeks to reduce its statutory capital by 15% or more, as set out in its previous year’s financial statements, it must also submit an affidavit signed by at least two directors (one of whom must be a Bermuda resident director, if any of RRL’s directors are resident in Bermuda) and the principal representative stating that the proposed reduction will not cause RRL to fail its relevant margins. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.

Restrictions on Transfer of Business and Winding-Up. As a Class 3A insurer, RRL is subject to the following provisions of the Insurance Act:

•	all or any part of the business, other than business that is reinsurance business, may be transferred only with and in accordance with the sanction of the applicable Bermuda court; and
•	an insurer or reinsurer may only be wound-up or liquidated by order of the applicable Bermuda court, and this may increase the length of time and costs incurred in the winding-up of RRL when compared with a voluntary winding-up or liquidation.

Supervision, Investigation and Intervention. The BMA may appoint an inspector with extensive powers to investigate the affairs of RRL if the BMA believes that an investigation is required in the interest of RRL’s policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct an insurer to produce documents or information relating to matters connected with RRL’s business. If it appears to the BMA that there is a risk of RRL becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct RRL (i) not to take on any new insurance business, (ii) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (iii) not to make certain investments, (iv) to realize certain investments, (v) to maintain in, or transfer to the custody of, a specified bank, certain assets, (vi) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (vii) to limit its premium income. The BMA may also make rules prescribing prudential standards with which the insurer must comply. RRL may make an application to be exempted from such rules.

Disclosure of Information. In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to it. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Furthermore, the BMA must consider whether to cooperate is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Code of Conduct. All insurance companies regulated by the BMA must ensure compliance with the Insurance Code of Conduct (the “Code of Conduct”). The Code of Conduct identifies the duties, requirements and standards to be complied with and the procedures and sound principles that should be observed by all BMA regulated insurers. The Code of Conduct was amended effective December 31, 2015 to include a new requirement for the board of an insurer to ensure that its insurance manager is both fit and able to carry out its duties to ensure that the insurer operates in a prudent manner and a clarification that only limited purpose insurers will be allowed to outsource the CEO and senior executive roles to an insurance manager. Every registered insurer must confirm with the submission of its annual statutory financial return that its board, assisted by management, has reviewed the provisions of the Code of Conduct and has determined that the insurer has complied with those provisions based on the nature, scale and complexity of its operations.

Non-Insurance Business. RRL, as a Class 3A insurer, may not engage in non-insurance business unless that non-insurance business is ancillary to its core business. Non-insurance business means any business other than insurance business and includes carrying on investment business, managing an investment fund as an operator, carrying on business as a fund administrator, carrying on banking business, underwriting debt or securities or otherwise engaging in investment banking, engaging in commercial or industrial activities or carrying on the business of management, sales or leasing of real property.

Notification of Material Changes. All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) an acquisition or transfer of insurance business being part of a scheme falling within, or any transaction relating to a scheme of arrangement under , section 25 of the Insurance Act or section 99 of the Companies Act, (ii) an amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) acquisition of controlling interest in an undertaking that is engaged in noninsurance business which offers services and products to persons who are not affiliates of the insurer; (v) outsourcing all or substantially all of the functions of actuarial, risk management, compliance or internal audit ; (vi) outsourcing of all or a material part of an insurer’s underwriting activity; (vii) transfer other than by way of reinsurance of all or substantially all of a line of business; (viii) expansion into a material new line of business; (ix) the sale of an insurer; and (x) outsourcing of an officer role.

No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the BMA that it intends to effect such material change and, before the end of 30 days, either the BMA has notified such company in writing that it has no objection to such change or that the period has lapsed without the BMA having issued a notice of objection.

Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making its final determination.

Notifications to the BMA. In the event that the share capital of an insurer (or its parent) is traded on any stock exchange recognized by the BMA, then any shareholder must notify the BMA within 45 days of becoming or ceasing to be a 10%, 20%, 33% or 50% shareholder of such insurer. An insurer or reinsurer must also provide written notice to the BMA that a person has become, or ceased to be, a “Controller” of that insurer or reinsurer. A “Controller” for this purpose means a managing director, chief executive or other person in accordance with whose directions or instructions the directors of RRL are accustomed to act, including any person who holds, or is entitled to exercise, 10% or more of the voting shares or voting power or is otherwise able to exercise a significant influence over the management of RRL.

RRL is also required to notify the BMA in writing in the event any person has become or has ceased to be a controller or an officer of it, an officer being a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.

Failure to give any required notice is an offense under the Insurance Act.

Group Supervision. The BMA may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor. An insurance group is defined as a group of companies that conducts exclusively, or mainly, insurance business. The BMA may make such determination where it ascertains that: (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long term insurer or another class of insurer designated by order of the BMA); (ii) where the insurance group is not headed by a “specified insurer”, where it is headed by a parent company which is incorporated in Bermuda; or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the BMA is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.

Where the BMA determines that it should act as the group supervisor, it shall designate a specified insurer that is a member of the insurance group to be the designated insurer (the “Designated Insurer”) and it shall give to the Designated Insurer and other competent authorities written notice of its intention to act as group supervisor. Once the BMA has been designated as group supervisor, the Designated Insurer must ensure that an approved group actuary is appointed to provide an opinion as to the adequacy of the insurance group’s insurance reserves as reported in its group statutory financial statements.

Pursuant to its powers under the Insurance Act, the BMA will maintain a register of particulars for every insurance group for which it acts as the group supervisor detailing, among other things, the names and addresses of the Designated Insurer; each member company of the insurance group falling within the scope of group supervision; the principal representative of the insurance group in Bermuda; other competent authorities supervising other member companies of the insurance group; and the insurance group auditors. The Designated Insurer must notify the BMA of any changes to the above details entered on the register of an insurance group.

As group supervisor, the BMA will perform a number of supervisory functions including (i) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out a supervisory review and assessment of the insurance group; (iii) carrying out an assessment of the insurance group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating, with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating any enforcement action that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.

In carrying out its functions, the BMA may make rules for (i) assessing the financial situation and the solvency position of the insurance group and its members and (ii) regulating intra-group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure. RRL is not currently subject to group supervision, but the BMA may exercise its authority to act as RRL’s group supervisor in the future if it forms overseas entities. RRL is not planning on forming overseas entities in the foreseeable future.

United States Insurance Regulation

RRL is licensed in Bermuda to write insurance and reinsurance and will not be admitted to do business in any jurisdiction in the United States or in any country other than Bermuda. The insurance laws of each state of the United States and of many foreign countries regulate the sale of reinsurance within their jurisdictions by alien insurers and reinsurers organized under the laws of non-U.S. jurisdictions, such as RRL.

RRL intends to conduct its business so as not to be subject to the licensing requirements of insurance regulators in the United States or elsewhere (other than Bermuda). Many aspects of the activities of RRL will be similar to those employed by other non-admitted reinsurers that provide reinsurance to ceding companies domiciled in the United States. There can be no assurance, however, that insurance regulators in the United States or elsewhere will not review the activities of RRL and claim that RRL is subject to such jurisdiction’s licensing requirements.

In addition to the regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers are directly affected by regulatory requirements imposed by jurisdictions in which their ceding companies are licensed through the “credit for reinsurance” mechanism. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction or state in which the insurer files statutory financial statements is permitted to recognize in its statutory financial statements a credit in an aggregate amount equal to the liability for unearned premiums and loss reserves, and loss adjustment expense reserves ceded to the reinsurer.

In the United States, many states allow credit for reinsurance ceded to a reinsurer that is domiciled and licensed in another state of the United States and meets certain financial requirements. A few states do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances and others impose additional requirements that make it difficult to become accredited. The great majority of states, however, permit the reduction in statutory surplus resulting from reinsurance obtained from a non-licensed or non-accredited reinsurer to be offset to the extent that the reinsurer provides a letter of credit or other acceptable security arrangement. In certain states, legislative changes are in process that will reduce collateral requirements for highly rated reinsurers, which may benefit the Company.

Certain Exemptions from U.S. Licensing Requirements

State insurance laws universally prohibit persons and companies from transacting the business of insurance in a state without first being licensed in that state. Such laws are referred to as ‘‘doing business’’ laws. If an unauthorized entity engages in activities that require a license in a particular U.S. jurisdiction, this would constitute the unauthorized transaction of insurance and would typically be punishable by fines, cease and desist orders, and, potentially, criminal sanctions for the officers and directors involved. However, state insurance laws contain certain exemptions to the ‘‘doing business’’ laws, and, in the event that the Company considers offering primary insurance, it may be able to rely upon such exemptions. However, the insurance laws of each state differ significantly and are subject to varying interpretations by insurance regulators and the courts.

i.	Surplus Lines Business. Every state exempts the lawful transaction of surplus lines from the license requirements of the ‘‘doing business’’ laws. ‘‘Surplus lines’’ is a mechanism that permits specially- licensed brokers to ‘‘export’’ risks to unlicensed insurers when licensed insurers do not or will not write such risks. Generally, state surplus lines laws require that licensed surplus lines brokers place surplus lines business only with insurers that the state insurance department has approved or otherwise made eligible to accept surplus lines business.

ii.	Independently Procured Business/Direct Placements. More than half the states recognize by statute the right of citizens to travel outside a state to purchase insurance coverage from an insurer not licensed in that state. Apart from such direct placement statutes, an argument exists that U.S. citizens also have a federal constitutional right to independently procure insurance. The Company may be able to underwrite risks on an independent procurement basis in those states in which it is not eligible for surplus lines, provided no insurance activity takes place in the U.S., no U.S. broker is involved, and the insured reports the transaction and pays any premium tax required by local law.

iii.	Industrial Insured Exemptions. Approximately twenty states exempt ‘‘industrial insured’’ placements from the doing business laws. The definition of ‘‘industrial insured’’ varies somewhat among the states, but in most cases, the ‘‘industrial insured’’ must demonstrate adequate size and insurance expertise to qualify as having a level of market sophistication such that the full protection of the state insurance laws is not considered necessary.

Our Insurance and Reinsurance Portfolio

RRL entered into its initial reinsurance policies effective December 31, 2014 through Multi-Strat Re. RRL’s pro rata share of the policies provides us with US$6.09 million of net premium with a claim liability cap of US$7.78 million. In 2015, these policies were novated and currently RRL has no reinsurance policies. Omega continues to have insurance and reinsurance policies and is actively pursuing other opportunities in the insurance and reinsurance sector.

Relationship with Insurance Manager

We have engaged Cedar Management as our insurance manager for RRL. Cedar Management is a licensed Bermuda insurance manager that is a Citadel Risk company. Cedar Management has been engaged to provide RRL with certain administrative services, such as accounting, regulatory reporting, account administration, information reporting, principal representative, and certain information technology, compliance and risk management services. As compensation for its services, Cedar Management will receive an administration fee of approximately US$25,000 per year. Cedar Management is not restricted in any way from accepting business from new clients including businesses that are similar to, or that overlap with, our business. As a result, we will compete for access to time and attention of Cedar Management.

Thomas McMahon, President of Cedar Management, is Treasurer of RRL and Till.

Competitive Strengths

We believe we are well positioned to take advantage of the potential opportunity for a number of reasons, including:

Industry expertise. By combining several years of underwriting and actuarial experience with proven asset management expertise, our service providers will work together to actively monitor and manage our assets and liabilities as a whole, matching cash flows to produce a resilient portfolio to optimize our long-term performance.

Development of creative solutions. Our focus will permit us to maintain a lean, highly specialized and expert workforce that will be able to leverage its depth of knowledge to develop tailored solutions to best address our clients' needs. By delivering individualized reinsurance solutions to capital-constrained cedants and investing in resource companies, we expect to attract new business and to structure arrangements that may be more advantageous to both us and our clients than generic arrangements offered by some of our reinsurance competitors and other sources of resource sector company financing.

Higher risks adjusted investment returns with reduced leverage. We believe that our investment strategy will yield high risk-adjusted returns, particularly from the perspective of the spread between our returns and our costs of insurance. Historically, the insurance and reinsurance industries have lost approximately 3% per year from underwriting, but made 5% per year from their high grade, long only, short duration buy and hold to maturity fixed income securities, earning a spread of 2% for each turn of leverage (the ratio of reserves to equity). Today, investment returns are so low that they are no longer covering the costs of insurance. Unlike many of our competitors that have historically leveraged their balance sheets with reserve to equity ratios as much as 5:1 in order to compensate for low interest rates in their high grade, long only, buy and hold to maturity fixed income portfolios, we expect to maintain balance sheet leverage of between 0.5:1 and 0.9:1.

Established Canadian Insurer. With the acquisition of Omega, Till is able to offer secure, innovative, and customized solutions for insurers/reinsurers exiting the Canadian market and organizations with unique insurance needs in a cost effective manner. Omega’s expertise in both the Canadian run-off phase and the Canadian start-up phase for a foreign insurance company gives Omega a strategic advantage in its two main target markets:

•	To provide those insurers wishing to access the Canadian market an ability to do so in an efficient manner through fronting arrangements and other means.
•	To provide those insurers wishing to exit the Canadian market, through a dedicated company with experience in handling run-off business, an ability to facilitate such an exit so that their financial, legal, and moral obligations are met on a continuing basis, while being able to repatriate surplus capital in a more timely fashion.

Investment Strategy

Till is a holding company whose primary investments are 100% ownership of RRL, a Class 3A insurance company in Bermuda and 100% ownership of Omega, a licensed insurance and reinsurance company in Canada. Till may pursue acquisitions of other companies in the insurance industry or other sectors, but does not have any plans to do so at this time.

The investment strategies of RRL are to focus its investment portfolio on highly liquid investments with high appreciation potential.

Highly Liquid Investments

RRL and its advisers will manage investments by investing in highly liquid securities with a maturity of less than 30 days or the ability to convert to cash within 10 days. The percentage of RRL’s investments allocated to highly liquid investments ranges between 70% and 100%.

RRL’s Investment Guidelines

RRL has established an investment policy, which is summarized below:

Overall Objectives

RRL’s investment policy is intended to achieve the highest portfolio yields consistent with our overall objectives, strategy and parameters, including the maintenance of adequate liquidity to reasonably meet our obligations and liabilities. These objectives are to take in to account the “prudent person” objective of balancing a reasonably high and stable growth rate while avoiding undue risk of loss.

Policy:

Portfolio Limits

Investments shall be limited to:

•	Fixed income securities (including government, government agency, municipal, corporate, and asset backed securities);
•	Equity securities (including REITs and MLP units);
•	Commercial paper;
•	Futures contracts;
•	Options;
•	Warrants;
•	Physical precious metals;
•	Royalties and mineral claims; and
•	Real estate.

Short positions in the above categories are permitted and are limited based on their covering cost. The covering cost of all short positions may not exceed 70% of the total long value of the account. The cost to cover a short position is defined as the amount of cash required to purchase the asset that was sold short and takes in to account other securities that may cover the short position.

75% of RRL’s assets must be in:

•	Cash and time deposits held with recognized financial institutions with a debt rating of A- or better (S&P) or equivalent by the major rating agencies;
•	Quoted investments such as bonds and debentures, preferred and common equities, and other quoted investments held with recognized financial institutions with a debt rating of A- or better (S&P) or equivalent by the major rating agencies;
•	Investment income due and accrued;
•	Accounts and premiums receivable not more than 90 days due;
•	Reinsurance balances receivable; and
•	Funds held by ceding reinsurers for a term not to exceed 160 days.

Debt instrument investments may comprise up to 45% of the portfolio at any given time. Up to 40% of the portfolio may be invested in publicly traded government or corporate debt instruments with an A or better rating, having maturities from one to 30 years. Up to 5% of the portfolio may be invested in publicly traded non-rated government or corporate debt instruments having maturities from one to 30 years.

Equity investments may comprise up to 100% of the portfolio at any given time, and generally shall comprise at least 45% of the portfolio. Up to 10% of the portfolio may be invested in private equities, with the remaining equity investments comprised of publicly traded equities. Up to 40% of the portfolio may involve strategic equity investments in publicly traded equities, in some cases of such size relative to the outstanding shares as to require filing with appropriate regulatory authorities. However, no more than 10% of the portfolio shall be invested in any one issue. Strategic equity investments are characterized as investments in companies whose products (or potential products) we anticipate may have high future demand in current markets due to supply shortages and/or have the potential for creating new markets of significant size. Such investments may include, but are not limited to, companies in the resource, technology and bio-tech markets. These strategic equity investments in some cases may be highly liquid, while in other cases may represent long-term investments having low liquidity. We also conduct active proprietary trading in highly liquid equities, futures and options markets. The amount of capital committed to margin requirements for this active trading may range up to 50% of the portfolio. Positions are typically held for a very short term, and are often closed out daily.

Investments in preferred and/or common equities in an affiliate will not be considered liquid assets.

Margin Borrowing

Margin borrowing is permitted on individual brokerage accounts for up to 50% of the gross value of invested assets within the brokerage account. For example, if RRL holds $100 of securities before margin, it may invest in an additional $100 of securities for a total of $200 ($100 / $200 = 50%).

Concentration Limits

In addition to the portfolio limits set forth above and except for U.S. Government or U.S. Government issuers, no issuer will account for more than 20% of the market value of RRL as of the date of purchase.

Currency Limits

Investments, including cash, may only be made and held in the following major world currencies:

Australian Dollar	Brazilian Real	British Pound	Canadian Dollar	Euro
Hong Kong Dollar	Korean Won	Japanese Yen	Mexican Peso	New Zealand Dollar
Norwegian Krone	Singapore Dollar	South African Rand	Swiss Franc	United States Dollar

In addition, up to 3% of total assets may be investments, including cash, held in other currencies.

Responsibilities

It shall be the responsibility of the investment adviser(s) (the “Advisers”) with whom RRL has an investment management agreement to give instructions for the purchase or sale of securities for RRL by dealing with accredited, reputable and reliable brokers/traders/custodians in the investment community. All transactions shall be promptly and accurately recorded as they occur and appropriate reports submitted to RRL by Advisers for review.

Investment performance and adherence to the investment policy will be reviewed by the Investment Committee of the Board of Directors of RRL, or it’s designate, on a regular basis to ensure compliance with this investment policy and Bermudian laws and regulations.

Board Oversight

Approval and ongoing monitoring of the investment policy for RRL shall be over seen by the Board of Directors of RRL. No change in Advisers or the investment policy will be permitted without the approval of the RRL Board and the Board of the Company.

Conflict of Interest

Each year, all officers of RRL, Advisers and any others associated with the investment function will confirm to the Board of RRL that they have no conflict of interest and undertake not to engage in any activity pursuant to the investment function that could produce a potential conflict of interest.

Risk Management

We review our investment portfolio together with our reinsurance operations on a periodic basis to ensure that we have sufficient capital to withstand modeled losses on either or both of our investment and reinsurance portfolios. We periodically analyze both our assets and liabilities including the numbers components of risk in our portfolio, such as concentration risk and liquidity risk.

Investment Portfolio

The following table represents RRL’s investment portfolio, as of March 31, 2016:

As of March 31, 2016 (US$)
Cash	$0.3 million
Marketable Securities	$4.6 million
Collateralized Note Receivable	$3.0 million
Control Position
Silver Predator Corp.	91.71 million shares (approx. 72%)
Collateralized Notes Receivable	$4.0 million
Other Holdings
Royalties	20

Silver Predator Corp

Following the Arrangement, we owned approximately 55% of the issued and outstanding shares of Silver Predator Corp. (TSX-V: SPD). On July 31, 2014, SPD completed a non-brokered private placement of 19,000,000 common shares at Cdn$0.07 per share for proceeds of Cdn$1,330,000. On April 17, 2015, SPD issued 29,028,000 common shares to Till at a value of Cdn$0.05 per share as the first payment on the SPD Collateralized Note. Following completion of the financing and SPD Collateralized Note payment, we own approximately 71.62% of SPD’s issued and outstanding common shares. SPD is engaged in exploring for and developing economically viable silver, gold and tungsten deposits in Canada and the United States, with a focus on Nevada and Idaho. SPD’s two core properties are the Springer tungsten mine and mill in Pershing County, Nevada and the Taylor Mine and Mill near Ely, Nevada. SPD also owns the Copper King property near Coeur d’Alene, Idaho, the Cornucopia property in Elko County, Nevada and several additional properties in Nevada.

Springer Property. SPD owns a 100% interest in the Springer property, which is a non-operating former tungsten production facility located on the east flank of the Eugene Mountains, approximately 25 miles southwest of the city of Winnemucca, Nevada. In addition to the former tungsten production facility, the project consists of 209 lode mineral claims, 25 placer claims and fee lands for a total area of approximately 6,400 acres, including all mineral claims and fee lands, subject to a 2% net smelter royalty. The Springer production facility consists of a 1,360-ft vertical shaft and underground workings, a 1,200 ton per day mill with automated rod/ball mill grinding and flotation circuits, plus all water rights, and most permits necessary for operation of the facility. SPD did not conduct any significant exploration on the Springer property in 2015 and has no plans to conduct significant exploration until it is able to raise capital to fund an exploration program.

Mining and production at the facility could be restarted with additional capital expenditures required for exploration to determine the existence of mineral reserves, modernization and refurbishment. We do not intend to make additional capital contributions to SPD in order to restart mining and production at the Springer property.

Taylor Mine and Mill. SPD owns a 100% interest in the Taylor Mine and Mill, which is a gold and silver project located in White Pine County, Nevada, 17 miles south of the town of Ely. The property consists of 130 unpatented and patented lode claims and five unpatented mill site claims totaling approximately 876 hectares (2,166 acres), subject to a 2% net smelter royalty and a 1% net profits royalty. The Taylor Mine and Mill was a high grade underground silver producer during the late 1880s, and again in the 1960s. The most significant production history occurred from 1981 to 1984, when Silver King Mines produced over 5 million ounces of silver from several open pits. The mine closed due to low silver prices, leaving significant current resources pre-stripped in close proximity to the existing mill. The mill opened again in 1989 to process ore from a nearby gold mine and continued in operation until 1991 when the nearby mine closed. In order to restart mining and production at the mine and mill, SPD will need to either modernize and expand the existing mill or build a new mill and design and build a new tailings facility. In addition, SPD will need to conduct further exploration of the property in order to identify mineral reserves. SPD performed limited exploration on the Taylor property in 2015, and SPD has not planned any significant further exploration expenditures.

We do not intend to make additional capital contributions to SPD in order to restart mining and production at the Taylor Mine and Mill.

Outlook for Our Investments in Silver Predator

In the second quarter of 2015, SPD announced its intention to realize value from assets by initiating a process to sell all, or part, of the tangible and intangible assets at some of its properties in Nevada.

Acquisition of Omega Insurance Holdings Inc.

On May 15, 2015, Till completed the acquisition of Omega, a privately-held Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company (a fully licensed insurance company) and Focus Group, Inc.

In the second quarter of 2015, Till reported the purchase price of $14,062,970, an amount that represents 1.2 times the book value as of the closing date, and included an additional $751,880 for pending insurance transactions in process. All payments were subject to a 5% hold-back to be paid to Omega shareholders based on 2015 results, and adjusted to give effect to any adverse development above 10% in claim reserves as calculated from the closing date until December 31, 2015. One of the two pending insurance transactions was closed in the third quarter of 2015 and the other one was closed in October 2015. The final amount for the two insurance transactions was $730,994. Accordingly, the final purchase price is $14,042,084.

Till has completed the identification and valuation of all identifiable assets and liabilities. Therefore, the purchase price allocation is now complete. A summary of the allocation of the purchase price of Omega to the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Consideration:
1.2 times the book value as of May 15, 2015	$13,311,090
Pending insurance transactions	730,994
Total purchase price	$14,042,084

Fair value of net assets acquired:
Cash and cash equivalents	$463,339
Investments	21,578,246
Accrued investment income	287,991
Trade and other receivables	3,357,467
Unpaid claims ceded	4,400,547
Goodwill	3,368,321
Intangible asset	630,858
Capital assets	45,774
Deferred income taxes	600,668
Total fair value of assets acquired	34,733,211

Payables and accruals	3,742,756
Provision for unpaid claims and adjustment expenses	13,225,004
Other liabilities	3,723,367
Total liabilities assumed	20,691,127

Net assets acquired	$14,042,084

Background on Omega

Omega was incorporated on January 9, 2004 under the Ontario Business Corporations Act (“OBCA”). On September 24, 2004, Omega began operations by incorporating a wholly-owned subsidiary insurance company, Omega General Insurance Company (“Omega General”), under the Insurance Companies Act (Canada). On September 29, 2004, Omega acquired all of the assets and liabilities of Focus Group Inc. (“Focus”), an Ontario corporation, through the purchase of all of its outstanding shares. Omega’s registered office and principal place of business is located at 36 King Street East, Suite 500, Toronto, Ontario, Canada.

Omega’s mission is to offer secure, innovative and customized solutions for Insurers/Reinsurers exiting the market and organizations with unique insurance needs in a cost effective manner by a team of dedicated professionals. Omega General received its letters of patent of incorporation on September 24, 2004 and its order to commence business as an insurance company on October 4, 2004. Focus was formed in 1985 and has been providing management and consulting services to the insurance industry for over 25 years. Focus has significant experience and expertise in managing the operations of foreign insurance companies wishing to operate in Canada without establishing a fully-staffed Canadian operation. Focus and Omega General have two main target markets:

(1)	To provide those insurers wishing to exit Canada through a dedicated company deep in experience in handling “run-off” business, an ability to facilitate such an exit so that their financial, legal and moral obligations are met on a continuing basis, while being able to repatriate their surplus capital in a more timely fashion; and

(2)	To provide those insurers wishing to access the Canadian market and ability to do so in the most efficient manner, through fronting arrangements and other creative solutions.

Omega General’s primary source of revenue is from incoming Canadian branch offices in “run off.” Omega General earns a premium on such portfolio transfer transactions above the transferring company’s claim liabilities. The second area of Omega General’s underwriting areas is a direct insurance premium business. Omega General generally purchases reinsurance for both its portfolio transfer and direct insurance premium businesses.

Focus provides management services to Omega General as well as a full range of consulting and management services to other clients. Focus currently has chief agency contracts with three foreign insurers and management contracts with two foreign insurers. In addition, Focus provides ongoing and one-time consulting services in the areas of taxation, risk management, mergers and acquisitions, expert witness testimony and claims reviews.

As a participant in the Canadian insurance industry, Omega is subject to significant regulations of the Canadian federal and provincial governments, including capital and solvency standards, restrictions on certain types of investments and periodic market conduct and financial examinations by regulators. Omega General is a property and casualty insurance company that is regulated by the Canadian Government’s Office of the Superintendent of Financial Institutions (“OSFI”). OSFI generally expects property and casualty insurance companies to maintain at least a 150% minimum capital test, which calculates capital adequacy. Omega has established procedures and controls to gain reasonable assurance that it is in compliance with all relevant laws, rules and regulations.

Relationship between RRL and Omega

Omega and RRL operate substantially independently of each other, continue their separate business activities and operations, and maintain their distinct legal and governance structures as described above and elsewhere in this Form 20-F. As a reinsurance company, RRL may pursue underwriting reinsurance risks of Omega that are otherwise within RRL’s underwriting guidelines. Such reinsurance contracts between RRL and Omega, if any, would be written on terms and conditions that Omega would offer to and write with third party reinsurers. The Company does not expect that reinsurance contracts written between Omega and RRL, if any, will be limited by the respective regulatory authorities in Canada and Bermuda solely as a result of the Company’s common ownership of Omega and RRL.

Canada Insurance Regulation

Our businesses are highly regulated through various federal and provincial regulators in Canada and in the provinces in which we operate. Our insurance business is subject to regulation and supervision by the OSFI under the Insurance Companies Act (Canada) (the "ICA") and by insurance regulatory authorities of the provinces in which it is licensed to conduct business. This regulation and supervision is designed to protect policyholders and creditors rather than investors. Provincial insurance regulations deal primarily with market conduct and the authorities have latitude to effect change in the commercial operating environment.

Our insurance operations depend on our continued good standing under the licenses and approvals pursuant to which we operate. In all jurisdictions, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities, and generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals. There can be no assurance that we will be able to obtain or retain all required licenses or that the cost of complying with these regulations will not increase. Any increase in the cost of complying with government regulation will have a negative effect on our operating results, as will the loss or inability to obtain any material license required to operate the business.

Changes to laws or regulations, including the adoption of generous consumer protection measures or other initiatives regarding contingent or other commissions or rates charged for insurance or claims handling procedures, could materially adversely affect our business, results of operations and financial conditions.

Our business could be subject to regulatory actions, sanctions and fines if a regulatory authority believed we had failed to comply with any applicable law or regulation.

Our business is governed by a number of federal and provincial laws that relate to privacy rights and consumer protection. There are various government organizations and agencies responsible for overseeing compliance with these laws. Our business is required to abide by privacy laws and to maintain the physical, procedural and technical security to prevent any loss, misuse, unauthorized access, disclosure, or modification of personal information. The privacy commissioners enforce privacy laws and the Financial Consumer Agency of Canada and its provincial counterparts enforce consumer protection laws. They have the power to issue notices of violation and to compel the disclosure to ensure compliance. As well our business is required to be a member of the Property and Casualty Insurance Compensation Corporation which protects Canadian property and casualty policyholders against loss of benefits due to the financial failure of a member company. These regulations could change and materially adversely affect our business, results of operations and financial conditions.

Our businesses are required to comply with anti-money laundering and terrorist financing regulations. Some of the requirements for compliance and reporting are operationally onerous and time-consuming for our business. There are federal measures to assist the government in detecting and deterring money laundering and to facilitate the investigation of money laundering offences and terrorism financing activities. In addition, the Canadian Criminal Code prohibits financial institutions and other persons from knowingly dealing in property or providing financial services to persons listed or known to be involved in terrorist activities. Financial institutions must search their customer records and report to Canadian regulators and law enforcement agencies identified property or accounts of listed persons. The agencies are vested with broad investigative powers. Revelation of previously undetected problems can lead to materially adverse reputational risk.

There are required minimum capital levels and higher targeted capital levels that are required of our insurance business. OSFI sets minimums and measures against them. Our regulated businesses must establish, and adhere to, prudent investment and lending policies, standards and procedures which are subject to certain limits. There are restrictions on dividends, capital, reinsurance, acquisitions and divestitures which govern our business. In certain circumstances prior regulatory approvals are required. In other circumstances, transactions or voting may be restricted or prohibited. In addition, our business is subject to legislation that restricts and prohibits certain transactions among related parties. The restrictions, and any breach of the minimums, targets or standards, can materially adversely affect our business, results of operations and financial conditions.

Where OSFI is concerned about an unsafe course of conduct or an unsound practice in conducting the business of a federal insurance company, the Superintendent may direct the insurance company to refrain from a course of action or to perform acts necessary to remedy the situation. The Superintendent may, in certain circumstances, take control of the assets of an insurance company or take control of the insurance company. With the current events in the economy all regulated financial institutions have seen increased communication from OSFI primarily with monitoring of our liquidity, capital and reserve requirements.

More restrictive laws, rules or regulations may be adopted in the future that could make compliance more difficult and/or expensive and could result in increased expenses or restrictions on our operations in the insurance sector.

Normal Course Issuer Bid

On September 25, 2015, we announced that we intend to make a normal course issuer bid for up to 265,502 of our issued and outstanding common shares, which is approximately 10% of our public float. All common shares we purchase under the bid will be purchased at the prevailing market price, returned to treasury and cancelled. As of March 31, 2016, we had not repurchased any common shares pursuant to the normal course issuer bid.

On September 8, 2014, we announced that we intend to make a normal course issuer bid for up to 311,000 of our issued and outstanding common shares, which is approximately 8.6% of our currently outstanding common shares. All common shares we purchase under the bid will be purchased at the prevailing market price, returned to treasury and cancelled. Under this normal course issuer bid which expired on September 23, 2015, we repurchased 183,400 common shares all of which were returned to the treasury and cancelled.

C.	Organizational Structure

Our inter-corporate structure following the completion of the Arrangement and Omega Acquisition is as follows:

A list of our subsidiaries is attached as Exhibit 8.1 to this Annual Report.

D.	Property, Plants, and Equipment

We lease office space at 13403 N. Government Way, Suite 212 in Hayden, Idaho, as well as at 25 Church Street, Hamilton HM12, Bermuda and 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8. We sublease the entire Vancouver, British Columbia office space to an unrelated third party.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following completion of the Arrangement and Acquisition of Omega, we have transitioned our business to primarily conduct insurance and reinsurance business through RRL and Omega, our wholly-owned subsidiaries. As a result of this transition, we have a limited operating history as an insurer and reinsurer and are exposed to volatility in our results of operations. Accordingly, investors are cautioned that period to period comparisons of our prior results of operations may not be meaningful.

A.	Operating Results

Till Capital Ltd.

Year ended December 31, 2015 compared to the ten months ended December 31, 2014

Explanatory Note

On May 15, 2015, we completed the Acquisition of Omega. Accordingly, our financial statements for the year ended December 31, 2015 include operations from Omega only for the period after May 15, 2015.

On April 17, 2014, we completed the Arrangement, whereby we transitioned from a development stage resource exploration company to a reinsurance company. Accordingly, our financial statements for the ten months ended December 31, 2014 included our operations (i) as a resource exploration company before the Arrangement and (ii) as a reinsurance company after the Arrangement.

Summary of Quarterly Results

	Year Ended December 31, 2015				Ten Months Ended December 31, 2014(1)
	Q4	Q3	Q2	Q1	Q3	Q2	Q1
Net Revenue	$(1,123,817)	$(4,384,526)	$(217,466)	$(260,741)	$6,291,024	$(1,824,946)	$2,618,902
Net income (loss) for Till Capital shareholders	$(3,478,365)	$(4,507,516)	$(3,094,872)	$(2,907,332)	$(3,398,911)	$(3,402,503)	$1,800,859
Basic and diluted income (loss) per share of Till	$(1.02)	$(1.31)	$(0.90)	$(0.82)	$(1.18)	$(0.94)	$0.62

(1)	We changed our fiscal year end from February 28, which was the fiscal year end of AMB, to December 31. As a result, our 2014 reporting period consists of ten months beginning March 1, 2014 and ending December 31, 2014, and our first quarter reporting period consists of the four months ended June 30, 2014. Our second quarter reporting period consists of the three months ended September 30, 2014, and our third quarter reporting period consists of the three months ended December 31, 2014.

Results of operations for the year ended December 31, 2015 compared to the ten months ended December 31, 2014

The loss for the 2015 period was $15,632,814 (2014 - loss of $5,807,592). Individual items contributing to this increase in the loss are as follows:

•	Net premiums earned in 2015 were negative $71,069 which was the net of premiums written of $20,693,110 and premiums ceded to reinsurers of $20,764,179 (2014 - $6,402,804). 2015 premiums earned are from Omega as a result of Till acquiring Omega on May 15, 2015. 2014 premiums earned were from RRL, RRL did not enter into new contracts in 2015.

•	As a result of RRL's insurance contract novations, Till reversed premium revenue of $5,246,208 (2014 - $nil) and reversed claims and claim adjustment expenses of $5,113,010 (2014 - $nil).

•	Net investment loss in 2015 was $1,165,612 (2014 - income of $605,989) as a result of trading expenses and losses, principally in futures contracts and equities. Active daily trading in S&P 500 and NASDAQ futures contracts resulted in losses in 2015 due to abnormally low intraday volatility. Investment losses were mitigated by currency trading gains, mostly between US dollars and Canadian dollars, and net investment income from Omega. Investment gains from 2014 were primarily the result of an increase in the market value of core positions.

•	Other income in 2015 was $496,339 (2014 - $76,187) due principally to consulting service revenue of $285,871 from Omega, other consulting service revenue of $40,870, royalty income of $40,000, and option income of $87,666 in 2015.

•	Claims and claim adjustment expenses in 2015 decreased $6,750,898 to $371,742 (2014 - $7,122,640) due to no new reinsurance contracts entered into by RRL compared to $7,122,640 in 2014 related to reinsurance contracts RRL entered into in the fourth quarter of 2014. The $371,742 claims and claim adjustment expenses in 2015 are from Omega.

•	General and administrative expenses in 2015 increased $118,519 to $2,663,318 (2014 - $2,544,799) due to higher general and administrative expenses since the acquisition of Omega, partly offset by reduced exploration and development activity by Till's controlled subsidiaries as well as lower legal and professional expenses. The higher legal and professional expenses in 2014 were due principally to Till's Arrangement activities.

•	Staff costs in 2015 increased $1,089,269 to $2,159,117 (2014 - $1,069,848) due to higher staff costs since the acquisition of Omega, the payment to Mr. Sheriff according to the separation agreement that Till entered into with Mr. Sheriff on September 2, 2015, and other separation payments to officers of Till.

•	Stock-based compensation in 2015 decreased $117,028 to $309,044 (2014 - $426,072) due to lower 2015 expense of options issued ($215,426), partly offset by the issuance of 171,000 warrants to MSRE ($98,398).

•	Mineral property impairments in 2015 increased $2,125,348 to $5,434,227 (2014 - $3,308,879). The 2015 impairment was primarily related to the writedown in the Taylor assets owned by Till's controlled subsidiary, SPD. In 2014, impairment expenses were due to impairments on property transferred from SPD and Northern Tiger Resources Inc. as part of the Arrangement. SPD also recorded writedowns and sold its interests in several properties as a result of the management's decision to cease exploration on those properties.

•	Foreign exchange loss in 2015 decreased to $678,665 (2014 - $982,230) as a result of greater weakening of the Canadian dollar compared to the US dollar in 2015 compared to the ten months ended December 31, 2014.

Cash flows for the year ended December 31, 2015 compared to the ten months ended December 31, 2014

Cash outflows from operating activities in 2015 decreased $116,776 to $5,173,509 (2014 - $5,290,285) primarily due to the increase in unpaid claims ceded and other insurance assets net of the increase in insurance contract liabilities as a result of the Omega acquisition, a larger loss adjusted for non-cash items due primarily to increased general and administrative expenses and staff costs, partially offset by a favorable change in accounts payable, accrued liabilities, and other working capital.

Cash flows from investing activities in 2015 decreased $21,590,899 to outflows of $9,058,303 (2014 - inflows of $12,532,596) due primarily to the Omega acquisition of $12,896,775 (net of cash received) in 2015. In 2014, Till received proceeds from sales of mineral properties and royalties of $14,049,698, partly offset by the net sales of investments of $3,192,573 in 2015 compared to the net purchases of investments of $111,490 in 2014.

For 2014, cash flows from financing activities were $8,842,488 primarily as a result of cash received as part of the Arrangement.

Financial Position

The decrease in cash of $15,514,570 to $1,519,881 during 2015 (2014 - $17,034,451) is primarily due to the payment for the Omega acquisition of $12,896,775 (net of cash received).

Investments increased $15,811,851 to $25,103,191 during 2015 (2014 - $9,291,340) due primarily to the acquisition of Omega in May 2015 and the inclusion of Omega's investments in Till's investments at December 31, 2015, partly offset by trading losses, changes in the fair market value of investments, and the net sales of investments, resulting in a decrease in investments with a corresponding increase in cash and cash equivalents, less net realized losses.

Assets held for sale at December 31, 2015 of $4,762,394 (December 31, 2014 - $nil) are a result of certain assets at Till’s controlled subsidiary, SPD, being classified as assets held for sale during 2015.

There were no reinsurance contract receivables at December 31, 2015 (December 31, 2014 - $6,087,262) due to payment of the prior-period balance in 2015, and no new contracts written in 2015. RRL's reinsurance contracts were fully novated during 2015.

At December 31, 2015, premiums and ceded claims receivable were $1,994,350 (December 31, 2014 - $nil), unpaid claims ceded were $7,845,902 (December 31, 2014 - $nil), unearned premiums ceded were $1,479,632 (December 31, 2014 - $nil), deferred policy acquisition costs were $465,472 (December 31, 2014 - $nil), claims and ceded premiums payable were $2,110,536 (December 31, 2014 - $nil), unearned premiums were $1,786,120 (December 31, 2014 - $nil), and unearned commissions were $400,752 (December 31, 2014 - $nil). Those increases are all attributable to the Omega acquisition.

Insurance contract liabilities increased to $15,768,895 at December 31, 2015 (December 31, 2014 - $6,771,623) due primarily to including Omega's insurance contract liabilities of $15,768,895 from the Omega acquisition in May 2015 partly offset by the decrease of RRL's insurance contract liabilities to $nil as a result of RRL's reinsurance contracts being fully novated during 2015.

Ten Months Ended December 31, 2014 compared to the Twelve Months Ended February 28, 2014

Explanatory Note

On April 17, 2014, we completed the Arrangement, whereby we transitioned from a development stage resource exploration company to a reinsurance company. Accordingly, our financial statements for the ten months ended December 31, 2014 included our operations (i) as a resource exploration company before the Arrangement and (ii) as a reinsurance company after the Arrangement.

We changed our fiscal year end from February 28, which was the fiscal year end of AMB, to December 31. Accordingly, the December 31, 2014 condensed consolidated financial statements are for the ten month transition period ended December 31, 2014. Our condensed consolidated financial statements for the ten months ended December 31, 2014 incorporate the financial statements of the entities controlled by Till, including, among others, GPY and SPD. Prior to the Arrangement, we did not control GPY and SPD and therefore did not consolidate their financial statements with ours.

Results of operations for the ten months ended December 31, 2014 compared to the twelve months ended February 28, 2014

The loss for the ten months ended December 31, 2014 decreased $14,892,020 to $5,807,592 (twelve months ended February 28, 2014 - loss of $20,699,612). Individual items contributing to this decrease in the loss are as follows:

•	We entered the reinsurance business as a result of the Reorganization in April 2014 and secured our first reinsurance contracts in December 2014 for total premiums earned of $6,402,804.

•

Net investment income in the ten months ended December 31, 2014 increased to $605,989 (twelve months ended February 28, 2014 - loss of $4,343) as a result of our selling appreciated marketable securities and trading activity by our subsidiary, Till Management Co. Our April 2014 Reorganization, including the acquisition of the cash and securities from Kudu, resulted in increased cash available to support our entry into the reinsurance markets and related investing activities.

•	Claim and adjustment expenses in the ten months ended 2014 of $7,122,640 (twelve months ended February 28, 2014 - $nil) on premiums earned of $6,402,804 resulted in an underwriting loss of $719,836 or 11.2% for the ten months ended December 31, 2014. The claim and adjustment expenses were determined based on the best estimate of future claim settlement amounts from our independent consulting actuary.

•	Interest and other income in the ten months ended December 31, 2014 was $76,187 (twelve months ended February 28, 2014 - $17,778). Our Reorganization, including the acquisition of the cash and securities from Kudu, resulted in increased cash available to support our entry into the reinsurance markets and related investing activities.

•	General and administrative expenses for the ten months ended December 31, 2014 decreased $1,206,886 to $2,544,799 (twelve months ended February 28, 2014 - $3,751,685). This was partly due to reclassifying investment expense against investment income, as well as reduced activity by our controlled subsidiaries in 2014. We incurred $482,204 in costs related to the Reorganization in 2014, which was offset by a decrease in depreciation and accretion expense of $620,608.

•	Staff costs for the ten months ended December 31, 2014 decreased $1,422,259 to $1,069,848 (twelve months ended February 28, 2014 - $2,492,107) primarily as a result of reduced activities by our controlled subsidiaries in 2014, including severance and related costs included in the twelve months ended February 28, 2014, as well as the ten month reporting period for 2014 compared to the twelve month period.

•	Stock-based compensation for the ten months ended December 31, 2014 increased $48,310 to $426,072 (twelve months ended February 28, 2014 - $377,762) due to an additional issuance of options in 2014.

•	Write-off of mineral interests of $3,308,879 in the ten months ended December 31, 2014 (twelve months ended February 28, 2014 - $38,682,830) is partially a result of the write-off of $881,337 of costs related to our Adelaide Tuscarora property due to the termination of an option agreement by Wolfpack in 2014, compared to write-offs in 2013 related to Taylor, Angels Camp, and Brewery Creek. In addition, there were impairment losses recorded as a result of the Reorganization of $2,081,333.

•	Unrealized gain on derivative for the ten months ended December 31, 2014 of $187,862 (twelve months ended February 28, 2014 - $nil) is from the mark-to-market of convertible loans to GPY prior to the Reorganization when GPY was not consolidated.

•	The foreign exchange loss for the ten months ended December 31, 2014 of $982,230 (twelve months ended February 28, 2014 - $366,891) is primarily the result of the weakening of the Canadian dollar compared to the US dollar.

•	In the twelve months ended February 28, 2014, we incurred interest and accretion expense of $1,156,619 related to a secured loan that was retired in November 2013. There was no meaningful interest or accretion expense in the ten months ended December 31, 2014.

•	In the twelve months ended February 28, 2014, we realized a current income tax recovery of the prior year over-provision of $715,340. There was no current income tax recovery in 2014.

•

Deferred income tax expense of $2,384,657 in the ten months ended December 31, 2014 is the result of the carry back of the U.S. tax loss recognized on the sale of the Nevada Royalty Corp., which fully offsets the U.S. tax liability on gains from sales of U.S. royalty properties recognized in 2013. The loss on the sale of Nevada Royalty Corp. occurred as part of our Reorganization in April 2014.

Comprehensive gain for the ten months ended December 31, 2014 period includes a gain on cumulative translation adjustment of $1,038,220, and an unrealized loss from available for sale investments of $345,403.

Cash flows for the ten months ended December 31, 2014 compared to the twelve months ended February 28, 2014

Cash outflows from operating activities for the ten months ended December 31, 2014 increased $1,673,490 to $5,290,285 (twelve months ended February 28, 2014 - cash outflow of $3,616,795) primarily due to a decrease in accounts payable as our cash position allowed us to pay down vendor balances as well as lower overall operating costs, partially offset by higher net investment revenue.

Cash inflows from investing activities for the ten months ended December 31, 2014 increased $10,682,125 to $12,532,596 (twelve months ended February 28, 2014 - $1,850,471) primarily due to proceeds from the sale of royalties in 2013 received in 2014 of $14,049,698 and reduced equipment expenditures in 2014 compared to 2013 when SPD acquired equipment for the Springer facility.

Cash inflows from financing activities for the ten months ended December 31, 2014 increased $5,044,765 to $8,842,488 (twelve months ended February 28, 2014 - $3,797,723) primarily due to cash received from Kudu in the Reorganization transaction of $9,189,916.

Financial Position

The increase in cash of $14,445,923 to $17,034,451 as of December 31, 2014 (February 28, 2014 - $2,588,528) is primarily due to the collection of the $14,049,698 receivable on the sale of royalties from 2013. We also received cash from Kudu in the Reorganization transaction, and incurred only ten months of operating expenses.

Investments increased by $8,494,197 to $9,291,340 as of December 31, 2014 (February 28, 2014 - $797,143) primarily as a result of $5.7 million of securities received from Kudu in the Reorganization transaction. Additionally, a portion of the cash received from Kudu was invested subsequent to the Reorganization.

Reinsurance contract receivables at December 31, 2014 of $6,087,262 (February 28, 2014 - $nil) is a result of our entry into the reinsurance business.

Other receivables decreased by $15,278,815 to $36,315 as of December 31, 2014 (February 28, 2014 - $15,315,130) due to the receipt of cash on the receivable from the 2013 sale of royalties, and the receipt of GPY shares to retire short term convertible notes receivable.

Investment in associates of $nil as of December 31, 2014 (February 28, 2014 - $2,137,734) is the result of the Reorganization whereby we acquired control of SPD and GPY, which entities were previously classified as investment in associates.

Property, plant, and equipment decreased $1,246,283 to $5,025,709 as of December 31, 2014 (February 28, 2014 - $6,271,992) primarily due to valuation adjustments related to the Reorganization.

Royalty and mineral interests increased $7,805,127 to $13,828,158 as of December 31, 2014 (February 28, 2014 - $6,023,031) primarily due to the consolidation of the mineral interests of SPD and GPY of approximately $9.0 million. This increase was partially offset by impairment losses of approximately $1.3 million related to the Adelaide Tuscarora property.

Other assets (which include reclamation bonds, intangibles, and prepaid expenses) increased $260,540 to $1,166,187 as of December 31, 2014 (February 28, 2014 - $905,647) as a result of GPY and SPD assets included in the Company's consolidated financial statements after the Reorganization, and our purchase of the underlying Bermuda Class 3A insurance license of RRL as part of the Reorganization.

Reinsurance contract liabilities of $6,771,623 at December 31, 2014 (February 28, 2014 - $nil) is a result of our entry into the reinsurance business.

Accounts payable and accrued liabilities decreased $1,088,830 to $824,363 as of December 31, 2014 (February 28, 2014 - $1,913,193) primarily due to the payment in 2014 of outstanding payables arising from transaction costs incurred associated with the Reorganization.

Securities sold short, at fair value, were $72,329 as of December 31, 2014, are trading positions at the end of the period (February 28, 2014 - $nil). The Reorganization resulted in active investment trading strategies to support our entrance into the reinsurance business, including commitments to sell securities short.

Deferred income tax liability was reversed to $nil as of December 31, 2014 (February 28, 2014 - $2,367,736) as the prior liability from gain on sale of royalties was offset by the loss on sale of Nevada Royalty Corp. in 2014.

Debt and finance leases of $320,346 as of December 31, 2014 (February 28, 2014 - $378,717) represent principal balances due on the Hayden office building note and equipment finance leases.

The decrease in share capital to $3,569 as of December 31, 2014 (February 28, 2014 - $115,600,198) is a result of the quasi-reorganization which had the effect of, among other things, restating the Capital stock to an amount equal to our issued and outstanding shares multiplied by the par value per share of $0.001.

The increase in contributed surplus to $41,810,164 as of December 31, 2014 (February 28, 2014 - $9,784,972) is primarily a result of the quasi-reorganization which reclassified substantially all of the historical share capital to contributed surplus and reduced our historical deficit by offsetting an equal amount of contributed surplus.

Accumulated other comprehensive loss of $nil as of December 31, 2014 (February 28, 2014 – loss of $1,646,281) results from an increase in the cumulative translation adjustment on consolidation with subsidiaries using different functional currencies and the change in presentation currency from Canadian dollars to US dollars, a decrease in the market value of investments designated as available for sale, and the reclassification of capital pursuant to the quasi-reorganization.

B.	Liquidity and Capital Resources

At December 31, 2015, we had working capital of $18,956,390 including cash of $1,519,881, as compared to a working capital of $24,781,054, including cash of $17,034,451 at December 31, 2014. Also included in working capital at December 31, 2015, were investments with a market value of $25,103,191 (December 31, 2014 - $9,291,340) partially offset by securities sold not yet purchased of $1,988 (December 31, 2014 - $72,329). We have no meaningful long term debt. In our opinion, the working capital is sufficient for the Company’s present requirements.

Sources of liquidity include cash and marketable securities as well as interest and principal payments from notes receivable. Payments due from notes receivable from SPD total $2.0 million in 2016 and $0.6 million from GPY.

Cash from liquid marketable securities of over $2.7 million is available from RRL which must maintain a Minimum General Solvency Margin of at least $1 million. As of December 31, 2015, RRL had statutory capital and surplus of $3.7 million. RRL must also maintain a Minimum Liquidity Ratio of relevant assets to relevant liabilities of 75%. RRL’s relevant assets at December 31, 2015 were $5.7 million and 75% of its relevant liabilities at December 31, 2015 was less than $50,000.

As of December 31, 2015, Omega had excess capital of approximately Cdn$7 million beyond the insurance capital requirements. OFSI has established an industry–wide supervisory target capital ratio of 150% to provide an amount above the minimum requirement. Management of Omega has set an internal target of 200%. To ensure that there is minimal risk of breaching the supervisory target, Omega has established a higher internal threshold in excess of which, under normal circumstances, Till will maintain its capital. Total capital available in Omega principally represents total shareholders’ equity less specific deductions for disallowed assets, including goodwill and intangible assets, net of related deferred tax liabilities. Total capital required is calculated by classifying assets and liabilities into categories and applying prescribed risk factors to each category. It is further increased by an operational risk margin, based on the overall riskiness of an insurer (its capital required) and its premium volume. Capital required is then reduced by a credit for diversification between investment risk and insurance risk. Reinsurance is utilized to protect Till’s capital from catastrophic loss.

As at December 31, 2015, Omega had total capital available of Cdn$9.2 million and a total capital required of Cdn$2.3 million. The Minimum Capital Test ratio is 409% compared to a minimum Capital Test Ratio of 100% with a 150% supervisory target for Canadian property and casualty insurance companies as established by OFSI. In addition to that test, there is a minimum capital requirement in Canada of Cdn$10 million set by OSFI as the minimum amount of capital for an insurance company; Omega has met that requirement. We expect to invest in reinsurance that will require additional capital. We do not presently anticipate that we will incur any material indebtedness in the ordinary course of our business other than temporary borrowings directly related to the management of our investment portfolio.

To provide us with timely access to public capital markets should we require additional capital for working capital, capital expenditures, acquisitions or other general corporate purposes, we successfully achieved a U.S. exchange listing in 2015 to broaden our access to capital markets.

C.	Research and Development, Patents and Licenses, etc.

Till Management Company (TMC), a 100% owned subsidiary of Till Capital, recorded $322,657 in development costs in 2015 related to the Tyche Trading System (Tyche). These costs are capitalized as an intangible asset as of December 31, 2015. Tyche is an algorithmic trading system designed to profitably trade securities. Development of Tyche began in 2015.

We have no significant interests in patents or licenses other than mining exploration of properties held by SPD. For the year ended December 31, 2015, SPD incurred exploration costs of $294,333. For the period March 1, 2013 through December 31, 2015, AMB and SPD have incurred exploration costs of $1,980,126 and $1,386,336 respectively.

D.	Trends and Outlook

The insurance and reinsurance markets in which operate have historically been cyclical. During periods of excess underwriting capacity, as defined by the availability of capital, competition can result in lower pricing and less favorable policy terms and conditions for insurers and reinsurers. During periods of reduced underwriting capacity, pricing and policy terms and conditions are generally more favorable for insurers and reinsurers. Historically, underwriting capacity has been affected by several factors, including industry losses, the impact of catastrophes, changes in legal and regulatory guidelines, new entrants, investment results (including interest rate levels) and the credit ratings and financial strength of competitors.

We anticipate writing new premiums to modestly outpace claims paid in an effort to grow the business. We realize that, in the early years, the possibility of “netting” whereby new premiums are used to pay outstanding claims within the same period is unlikely. As such, we will maintain flexibility in the liquidity of investible assets and/or excess capacity in letters of credit to maintain sufficient available assets to cover claim payments. Also, it is highly probable that the cedants will require letters of credit to become available should we fail to pay claims in a timely manner.

The insurance and reinsurance markets are well established and very competitive with both mature and new companies participating in the marketplace. The market exhibits periodic cycle of soft and hard pricing, which we must consider in the underwriting of its reinsurance business. While our focus on high frequency, low severity reinsurance business combined with a focused asset strategy is in many ways a direct response to these market and competitive pressures, our performance will depend on its ability to address these forces over time.

We are entering the reinsurance business at a time when reinsurance capital is at its highest. According to Aon Benfield, a leading reinsurance intermediary and full-service capital advisor, these “record levels of reinsurer capital and continued building interest from alternative capital investors have pushed the margins on reinsurance risks lower. The margins that can be earned on some reinsurance programs are now at their lowest levels for a generation, which shows just how soft this market is compared to some others seen in the last decade.” We expect to find our own market niche agreements with MSRE to generate underwriting income. Additionally, our investment strategy will be a key aspect to generating future profitability.

E.	Off-Balance Sheet Arrangements

As of December 31, 2015, we had no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2015 information with respect to our known contractual obligations.

Payments due by period

		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Operating Lease Obligations	$609,225	$345,347	263,878	—	—
Total	$609,225	$345,347	263,878	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

The table below details the names of, and information about our directors:

Name	Age	Position
Alan S. Danson	76	Chairman
William A. Lupien	74	Director
Wayne Kauth	81	Director
John T. (Terry) Rickard	68	Director
Roger M. Loeb	74	Director

The term for each director expires at our next annual meeting or at such time his successor is appointed and qualified, upon ceasing to meet the qualifications for election as a director, or upon death, removal or resignation.

Alan S. Danson, Chairman

Alan S. Danson was appointed as a Till Director on August 21, 2015 and was elected as non-executive chairman of the Board on September 2, 2015. Mr. Danson is a private investor and volunteer board member of several non-profit organizations. During his career, he worked as an attorney in a Wall Street law firm, an investment banker on Wall Street, an investment manager and investment banker in Mexico City, a partner in a venture capital firm in Denver and an entrepreneurial manager in Colorado. Mr. Danson has served on boards of directors of private companies, public companies, and a regulated entity. Mr. Danson served, for 19 years, as an independent director of Dreyfus Founders Funds, a Denver-based family of actively managed equity mutual funds, becoming chairman of the board in 2008. The fund family was acquired by Bank of New York Mellon and later was rolled into its Dreyfus family of funds. Between September 1995 and December 1999, Mr. Danson was an investor in and served as a board member of OptiMark Technologies, Inc., a developer of electronic markets, where he held the title of Senior Vice President and was instrumental in crafting several offering circulars and raising the company’s initial rounds of investment capital. From 1986 to 1995, Mr. Danson served as a board member and, through 1989, as President, of Integrated Medical Systems, Inc., a start-up provider of health care information and marketing services. The company was sold to Eli Lilly & Co. in December 1995. Between 1983 and 1986, Mr. Danson was a general partner of The Centennial Funds, the largest venture capital management company in the Rocky Mountain region. Mr. Danson was active on both the fund-raising and investment sides of the business. From 1972 to 1982, Mr. Danson lived and worked in Mexico, where he was a founding partner of a startup brokerage and investment firm, Acciones y Valores de Mexico (“Accival”), where he helped the firm capture and manage pension funds from Mexican subsidiaries of US companies, and he helped a variety of Mexican companies with their public offerings in Mexico. Accival was ultimately acquired by CitiGroup. Between 1966 and 1972, Mr. Danson worked as an investment banker on Wall Street, first for Bear, Stearns & Co. and subsequently for Wertheim & Co. Mr. Danson began his career as an attorney with the Wall Street law firm Winthrop Stimson Putnam & Roberts.

William A. Lupien, Director

For over 50 years, Mr. Lupien has been an innovator in the public financial markets. His career in the securities business began at the California-based brokerage firm of Mitchum, Jones & Templeton (MJT), Inc. in 1965, where he eventually served as President. In 1983, as CEO and Chairman of Instinet Corporation, he successfully expanded the market reach of the world's first electronic stock trading system. As Chairman and CEO of OptiMark Technologies Inc., he co-invented the OptiMark trading system designed for stock markets around the world. From 2005 to 2014, Mr. Lupien served as the investment manager of Kudu Partners LP. Mr. Lupien currently serves as Chief Investment Officer of Till Management Company, a wholly-owned subsidiary of Till. Mr. Lupien previously served on the Securities and Exchange Commission's Advisory Committee dedicated to the development of a national market system, and also served as a Governor of the Pacific Stock Exchange. He had previously served as Chairman of Instinet (1983 - 1989), MJT (1989 - 1996), and Optimark US Equities Inc. (1996 - 2001), and as Director of Energy Metals Corp., Gold One International Ltd., Uranium One Inc., and Midway Gold Corp. He is the co-author, with Mr. David Nassar, of the book Market Evaluation and Analysis for Swing Trading, and is a co-author of several papers on trading technology and early-stage company evaluation. Mr. Lupien is also a co-inventor on multiple patents related to electronic securities trading. He is a graduate of San Diego State University. Mr. Lupien was appointed as Till's Director on June 14, 2015.

Wayne Kauth, Director

Wayne Kauth is a resident of Illinois, USA. Mr. Kauth is a consultant on various insurance matters. He is also a director of the Company. Previously, he was a partner with Ernst & Young (“E&Y”) where he practiced for 34 years and was the National Director of E&Y’s insurance practice in the U.S. He is currently an Accreditation Review Team Member for the National Association of Insurance Commissioners (“NAIC”) and has previously served on a variety of insurance industry committees and task forces for the American Institute of Certified Public Accountants, the Illinois Society of CPAs, and the NAIC. Mr. Kauth is a Certified Public Accountant, a Certified Property and Casualty Underwriter, a Certified Life Underwriter, and a Fellow in the Life Management Institute. He holds both a BA and MBA from the University of Wisconsin.

John T. (Terry) Rickard, Director

Dr. John T. (Terry) Rickard was appointed as a Till Director on August 3, 2015. Dr. Rickard has 44 years of experience in advanced technology and financial organizations, all of it in management, oversight, and technology development positions. He has been an executive and a director of several private companies and one public reporting company. He was President and later Chief Scientific Officer of OptiMark Technologies, Inc. and served on its board. He was a co-inventor of the OptiMark transaction matching system and was instrumental in the development of that company from a start-up enterprise to an operating entity on the Pacific Stock Exchange, the Nasdaq market, and the Osaka Securities Exchange, including the securing of over $350 million in investment capital from major investors in the U.S. and internationally. Prior to that, he was President of the brokerage firm Mitchum, Jones & Templeton. He has authored/co-authored over 70 refereed technical publications in engineering, electronic market structure, matching algorithms, and trading strategies, and has co-authored 11 issued patents. He has also served as an expert witness in multiple intellectual property litigation matters involving financial markets. He received a Ph.D. degree in Engineering Physics from the University of California, San Diego, in 1975. As the Director of Quantitative Research for Till Management Company, a wholly-owned subsidiary of Till, Dr. Rickard is responsible for designing computationally intelligent systems for automated trading and investment due diligence.

Roger M. Loeb, Director

Mr. Roger Loeb was appointed as a Till Director on August 17, 2015. Mr. Loeb has been consulting to senior executive management for over 30 years, following a career as a senior corporate executive, where he held both technology strategy and line management responsibilities. He is President and CEO of The MarTech Group, Inc., Parker, CO, an organizational transformation and strategic technology consulting company he founded in 1984. Mr. Loeb and two partners are currently engaged by NeuStar, Inc. (NYSE:NSR) to guide the transition of the telephone Local Number Portability Administration service to a new provider. From 2008 to 2014, Mr. Loeb was engaged by the Deputy Chief Information Officer ("DCIO")(G6) of the Department of the Army for whom he provided “reality check” and “best practices” oversight of various high-profile enterprise-scale information technology implementations. The DCIO team’s most notable achievement during this period was the Army’s successful migration to a single email service from roughly 1,000 separate email server instantiations. From 2003 to 2008, Mr. Loeb was engaged exclusively by the Office of the Chief Technology Officer, IBM Federal, holding the title of Executive Consultant, Strategic Transformation, and providing technology strategy counsel to senior executives of the U.S. Department of Defense and Intelligence agencies. Mr. Loeb has been a significant contributor to the creation or improvement of industry-leading, technology-based service businesses in domains as diverse as commercial software, healthcare, nonprofit membership associations, publishing, insurance, direct marketing, credit decisions and risk assessment, customer relationship management, venture capital startups, stock trading, employee selection, commercial printing management, transportation, travel booking, advertising, and defensive cyber security. He has also served as an expert witness in successful lawsuits over failed software development projects. Prior to founding The MarTech Group, Mr. Loeb was employed for 17 years by the A.C. Nielsen Co., Neodata Services Division, where he retired as Vice-President and Chief Information Officer. His innovations at Neodata were acknowledged to have completely transformed circulation management for the consumer magazine publishing industry. Mr. Loeb holds a B.S. degree in mathematics from the University of Wisconsin.

Executive Officers

The table below details the names of, and information about, our executive officers:

Name	Age	Position
John T. (Terry) Rickard	68	Interim Chief Executive Officer
Brian P. Lupien	43	Chief Financial Officer
William A. Lupien	74	Chief Investment Officer, Till Management Company
Thomas McMahon	53	Treasurer

Brian P. Lupien, Chief Financial Officer

Brian P. Lupien is a resident of Idaho, USA. A Certified Public Accountant, Mr. Brian Lupien has experience in accounting and reporting responsibilities for a private investment fund and has worked as an audit manager for a variety of clients across multiple industries. A graduate of the University of California at Davis, Mr. Lupien earned his Bachelor of Science degree in 1995 majoring in Managerial Economics and gained his Certified Public Accountant designation in 2000 and is a member of the American Institute of Certified Public Accountants.

Thomas McMahon, Treasurer

Thomas McMahon is a resident of Hamilton, Bermuda. Mr. McMahon is the President of Cedar Management. In September 1994, he joined Continental Risk Services, the captive management arm of the Continental Insurance Group, which subsequently became part of the CNA Group of Companies. In 2005, Mr. McMahon and two other partners completed a management buy-out of the company and changed the name to "Cedar Management Limited". In July 2008, USA Risk Group acquired 51% of Cedar Management. Cedar specializes in the establishment and management of single parent and group captives and segregated account companies.

In July 1993, Mr. McMahon assumed the position of Financial Compliance Manager with ACE Insurance, one of Bermuda's premier international insurers and the provider of high excess liability and directors and officers coverage. He was responsible for the company's SEC reporting requirements, taxation and budgeting. In September 1988, he joined the firm of Coopers & Lybrand in Bermuda as an audit senior and served as an audit manager with the firm from June 1990 to June 1993. A significant amount of his time was spent on clients who formed part of Bermuda international business community, from captive insurance companies to large excess insurers as well as banking and mutual funds.

Mr. McMahon is the immediate past President of the Bermuda Insurance Management Association ("BIMA"). BIMA is an association of professional insurance management companies in Bermuda with its principal role as liaison with the BMA and other bodies on matters affecting the captive insurance industry. He is a citizen of Ireland, a permanent resident in Bermuda, a Chartered Accountant, and graduated from the University College Galway.

Senior Management

The table below details the names of, and information about, our senior management other than our executive officers:

Name	Age	Position
Philip Cook	70	Chief Executive Officer, Omega Insurance Holdings Inc.
Matthew Cook	44	President, Chief Financial Officer and Corporate Secretary, Omega Insurance Holdings Inc.

Philip Cook, Chief Executive Officer, Omega Insurance Holdings Inc.

Serving as Omega's Chief Executive Officer since 2004, Mr. Phil Cook entered the Insurance Industry in 1962 and has worked in a variety of capacities with companies in England, Canada and the United States. From a background in Claims and Claims Management he moved to Administration, Operation and General Management. Before establishing Focus Group Inc. in 1986, he was the Chief Executive Officer for a major insurer. His qualifications and his extensive practical experience make him uniquely qualified to consult, advise and handle all aspects of insurance management. His specialties include claims management, strategic planning, risk management, feasibility studies, internal operations, IBNR calculations, audits and all areas of general management. He is presently Chief Agent for four insurers/reinsurers operating in the Canadian marketplace.

Matthew Cook, President, Chief Financial Officer and Corporate Secretary, Omega Insurance Holdings Inc.

Serving as Omega's Chief Financial officer since 2004, Mr. Matthew Cook entered the insurance industry in 2004, after working at a number of companies in various industries. His Chartered Accountant designation and background has provided him with extensive experience in financial reporting, auditing, tax, financial systems, IT systems, and general management.

B.	Compensation

The following table presents information regarding the compensation paid by the Company to directors and executive officers for the year ended December 31, 2015.

	Directors			Stock based	Accrued
	Fees	Salary	Bonus	Compensation	Vacation	Total
William A. Lupien	-	$180,000	$151,489	$24,387	$13,846	$369,722
John T. (Terry) Rickard	-	$180,000	-	$24,400	$3,462	$207,862
Brian P. Lupien	-	$127,083	$11,500	$3,549	$2,500	$144,632
Wayne Kauth	$12,000	-	-	$4,994	-	$16,994
Alan S. Danson	-	-	-	-	-	-
Roger M. Loeb	-	-	-	-	-	-
William B. Harris(1)	$18,000	-	-	$2,366	-	$20,366
Timothy P. Leybold(2)	-	$195,000	$21,000	$24,508	$6,449	$246,957
Barry Rayment(3)	$13,500	-	-	$1,983	-	$15,483
William M. Sheriff(4)	-	$134,972	$289,248	$12,060	-	$436,280
Blair Shilleto(5)	$15,000	-	-	$2,366	-	$17,366
Thomas Skimming(1)	$15,000	-	-	$2,366	-	$17,366
David Atkins(6)	$12,000	-	-	$1,810	-	$13,810
Christina Swan(7)	-	-	-	-	-	-
Joseph K. Taussig(8)	$5,000	-	-	$1,915	-	$6,915
Kim Willey	-	-	-	-	-	-
Thomas McMahon	-	-	-	-	-	-
Laetitia Hupman	-	-	-	-	-	-
Total	$90,500	$817,055	$473,237	$106,704	$26,257	$1,513,753

(1) Resigned from Board of Directors on August 18, 2015

(2) Resigned from the Company on January 21, 2016

(3) Resigned from Board of Directors on July 14, 2015

(4) Resigned from the Company and Board of Directors on September 1, 2015. Bonus Compensation includes $268,248 paid in shares of GPY as part of a separation agreement,

(5) Resigned from the Board of Directors on August 5, 2015

(6) Resigned from the Board of Directors on July 31, 2015

(7) Resigned as Corporate Secretary on May 15, 2015

(8) Resigned from Board of Directors on September 2, 2015

Stock options related to our common shares are held by our directors and officers. As of April 29, 2016, the outstanding options held by our executive officers and directors were:

	Options to
Name of	Purchase Common Price	Exercise
Officer/Director	Shares	(Cdn$)	Expiration Date
Wayne Kauth	2,000	$10.00	December 17, 2018
Wayne Kauth	4,000	$10.00	August 25, 2019
Brian P. Lupien	4,000	$10.00	August 25, 2019
John T. (Terry) Rickard	27,500	$10.00	August 25, 2019
William A. Lupien	33,000	$10.00	August 25, 2019
TOTAL	70,500

Compensation Policy

Our compensation policies and programs are designed to be competitive with similar companies and to recognize and reward executive performance consistent with the success of our business. These policies and programs are intended to attract and retain capable and experienced people. The role and philosophy of the compensation committee (the “Compensation Committee”) of our board of directors (the “Board”) is to ensure that our compensation goals and objectives, as applied to the actual compensation paid to our CEO and other executive officers, are aligned with our overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include our long-range interests and the long-range interests of our shareholders, our overall financial and operating performance and the Compensation Committee’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives. See “C. Board Practices—Compensation Committee” for additional information.

Stock Option Plan

In connection with the Arrangement, our shareholders adopted a stock option plan. Our stock option plan is a “rolling” stock option plan that will allow us to issue up to a maximum of 10% of our issued and outstanding shares at any given time. The purpose of our stock option plan is to provide an incentive to our directors, officers, employees and consultants to continue their involvement with us and to increase their efforts on our behalf by allowing us to grant options to directors, officers, employees and consultants as additional compensation and as an opportunity to participate in our growth. The following is a summary description of the stock option plan and is qualified in its entirety by reference to the full text of the stock option plan set forth in Exhibit 4.9 to this Annual Report.

Eligible Optionees. Under the stock option plan, we can grant options to directors, officers, employees and consultants of the Company or an affiliate of the Company.

Number of Shares Reserved. The stock option plan is a "rolling" incentive stock option plan. The aggregate number of common shares which may be issued pursuant to options granted under the stock option plan may not exceed 10% of the issued and outstanding common shares from time to time at the date of the grant of options.

Restrictions on Grants to Insiders. Grants to insiders are not permitted where the total number of options awarded to insiders in any one-year period exceeds 5% of the issued and outstanding common shares at any time or the total number of common shares reserved for issuance to insiders at any time exceeds 10% of the issued and outstanding common shares.

Maximum Options per Person. Unless otherwise permitted by the TSX-V, the number of common shares reserved for issuance to any one optionholder pursuant to options granted under the stock option plan during any 12-month period must not exceed 5% (or, in the case of a consultant, 2%) of the outstanding common shares at the time of grant. The number of common shares reserved for issuance to persons who are engaged in investor relations activities is limited to an aggregate of 2% of the outstanding common shares at the time of grant.

Maximum Term of Options. The term of any options granted under the stock option plan will be fixed by the Compensation Committee and may not exceed five years from the date of grant. If the expiry date for an option falls within a black-out period or within nine business days following the expiration of a black-out period, such expiry date shall be automatically extended without further act or formality to the tenth business day after the end of the black-out period.

Exercise Price. The exercise price of options granted under the stock option plan will be determined by the Compensation Committee, but may not be less than greater of: the closing price of common shares on the TSX-V on the trading day immediately preceding the award date and the fair market value of the common shares on the date of grant of the option.

Vesting Provisions. Options granted under the stock option plan may be subject to vesting provisions. Such vesting provisions are determined by the compensation committee and are typically structured such that 25% of the number of options granted will vest in four 6-month increments beginning six months from the date of grant. Options issued to persons or companies retained to provide investor relations activities must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three-month period.

Termination. Any options granted pursuant to the stock option plan will terminate generally within 90 days of the optionholder ceasing to act as a director, officer, employee or consultant, unless such cessation is on account of death. If such cessation is on account of death, the options terminate 12 months from the date of death. Directors or officers who are terminated for failing to meet the qualification requirements of corporate legislation, removed by resolution of our shareholders, or removed by order of a securities commission or the TSX-V shall have their options terminated immediately. Options held by employees or consultants who are terminated for cause or breach of contract, or by order of a securities commission or the TSX-V terminate immediately upon the date such persons cease to be employees or consultants.

Stock Appreciation Rights. Any option granted under the stock option plan may include a stock appreciation right, either at the time of grant or by adding it to an existing option. The grant of such stock appreciation right must be in compliance with the applicable regulations and policies of the TSX-V. Stock appreciation rights entitle the holder to receive such number of common shares with a value equal to the excess of the value of one share over the purchase price per share specified in the option, times the number of shares called for by the option. The value of the share is based on the weighted average trading price on the TSX-V for the five trading days immediately preceding the date on which the holder provides notice to exercise the option.

Transferability. Options granted under the stock option plan are non-assignable and nontransferable.

Amendments. The stock option plan provides that the Board may from time to time, subject to applicable regulatory approval and, if required by any relevant law, rule or regulation applicable to the stock option plan, to shareholder approval, amend the stock option plan or any option granted under the stock option plan, provided that such amendment shall not alter the terms or conditions of any option or impair any right of any holder of an option pursuant to any option awarded prior to such amendment.

Any substantive amendments to the stock option plan shall be subject to first obtaining the approvals, if required, of (a) the shareholders or disinterested shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the TSX-V; and (b) the TSX-V.

Notwithstanding the foregoing, specific shareholder approval is required for: (a) an extension of the term of an option benefitting an insider; (b) an increase to the maximum number of common shares issuable under the stock option plan, either as a fixed number or a fixed percentage of our outstanding shares; (c) amendments to an amending provision within the stock option plan; and (d) a reduction of the exercise price of an option held by an insider.

Administration. The stock option plan is administered by such director or other senior officer or employee as may be designated by the Board from time to time.

Discretion. The stock option plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Compensation Committee.

Governing law. The stock option plan is established under and the provisions of the stock option plan shall be interpreted and construed in accordance with the laws of Bermuda.

C.	Board Practices

The expiration date of each of our directors’ current term of office is set forth under the heading “A. Directors and Senior Management” above.

We have not entered into service contracts with our directors nor do we intend to enter into service contracts with our directors in the future.

Audit Committee

We have a separately designated audit committee (the “Audit Committee”) consisting of three members, all of whom are independent under the applicable U.S. securities laws and regulations and Canadian requirements. Pursuant to a written charter, our Audit Committee, among other things, monitors and reviews our financial statements, management’s discussion and analysis and annual earnings press releases; ensures adequate procedures are in place for review of our public disclosure; oversees the work of our external auditors; monitors, evaluates and reports to the Board on the integrity of our financial reporting processes and system of internal controls; approves transactions with respect to our external auditor; and reviews and recommends to the Board any changes to our accounting policies. The Audit Committee meets at least quarterly, but more frequently if required. Membership of the Audit Committee is as follows:

Wayne Kauth (Chairman)
Alan S. Danson
Roger M. Loeb

Compensation Committee

The Compensation Committee operates pursuant to a written charter. The Compensation Committee consists of three directors. The Compensation Committee is responsible for the appointment, performance, succession and remuneration of officers; succession and leadership plans; remuneration and compensation policies; the granting of stock options to directors, officers and other employees and other remuneration matters. Membership of the Compensation Committee is as follows:

Alan S. Danson (Chairman)
Wayne Kauth
Roger M. Loeb

Corporate Governance and Nominating Committee

The Board has established a corporate governance and nominating committee (the “Nominating Committee”) that operates pursuant to a written charter. The Nominating Committee consists of three directors. The functions of the Nominating Committee are to: (i) identify and recommend qualified individuals as members of the Board of Directors and of its committees; (ii) review and set out recommendations for non-stock based remuneration to the directors and (iii) monitor and review the Company’s corporate governance practices and policies and make recommendations for changes when appropriate. The Nominating Committee reviews the composition of the Board and considers the skills, qualifications and experiences of existing directors, the strategic direction of the Company, and the competencies and skills necessary for the Board. In particular, when recommending nominees for election or re-election as directors, the Nominating Committee assesses, among other factors, personal qualities, characteristics, skills, experience, accomplishments and reputation in the business community; knowledge and contacts in the countries and/or communities in which we do business and in our industry sectors and other relevant industries; and ability and willingness to commit adequate time and resources to Board and Committee matters. After these considerations and conducting appropriate due diligence, the committee will make recommendations to the Board with respect to candidates for directors. The Board regularly evaluates the size of the Board and persons as nominees for the position of director. Membership of the Nominating Committee is as follows:

Alan S. Danson (Chairman)
Roger M. Loeb

Wayne Kauth

D.	Employees

As of the date of this Annual Report, we had the following numbers of full-time employees and key contractors:

	Number of Full-
	Time Employees
	and Key
	Contractors
	2014	2015
Bermuda	3	3
Canada	0	10
U.S.	16	8
Total	19	21

Before the completion of the Arrangement on April 17, 2014, Till had no employees.

E.	Share Ownership

The following sets forth, as of May 12, 2016, the total amount of the Company’s common shares directly or indirectly owned by the persons serving as directors and executive officers during the year ended December 31, 2015.

Common
Holder	shares	Percentage
Alan S. Danson	224,090	6.53%
John T. (Terry) Rickard (i)	271,666	7.92%
Wayne Kauth (ii)	132,922	3.88%
Roger M. Loeb	53,366	1.56%
William A. Lupien (iii)	84,815	2.47%
William B. Harris(1)	*	*
Barry Rayment(3)	*	*
William M. Sheriff(4)	*	*
Blair Shilleto(5)	*	*
Thomas Skimming(1)	*	*
David Atkins(6)	*	*
Joseph K. Taussig(8)	*	*
Directors as a Group	766,859	22.36%
Brian P. Lupien	*	*
Kim Willey	*	*
Thomas McMahon	*	*
Laetitia Hupman	*	*
Timothy P. Leybold(2)	*	*
Christina Swan(7)	*	*

* Beneficially owns less than 1% of the Company’s outstanding common shares.

(i)	Options owned - 27,500
(ii)	Options owned - 6,000
(iii)	Options owned - 33,000

(1) Resigned from Board of Directors on August 18, 2015

(2) Resigned from the Company on January 21, 2016

(3) Resigned from Board of Directors on July 14, 2015

(4) Resigned from the Company and Board of Directors on September 1, 2015

(5) Resigned from the Board of Directors on August 5, 2015

(6) Resigned from the Board of Directors on July 31, 2015

(7) Resigned as Corporate Secretary on May 15, 2015

(8) Resigned from Board of Directors on September 2, 2015

Details with respect to the options owned by our directors and executive officers are set forth under the heading “—B. Compensation” above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Dr. Terry Rickard directly and indirectly owns 271,666 shares of Till Capital, representing approximately 7.92% of the issued and outstanding shares. Alan S. Danson directly or indirectly owns 224,090 shares of Till Capital, representing approximately 6.53% of the issued and outstanding shares. The voting rights of our major shareholders do not differ from the voting rights of holders of common shares who are not our major shareholders.

As of April 27, 2016, our registrar and transfer agent reported we have 54 registered holders of our shares who are U.S. residents, with combined holdings of 103,026 common shares.

To the extent of our knowledge, we are not directly or directly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly. As of the date hereof, there were no arrangements known to us which may, at a subsequent date, result in a change of control.

B.	Related Party Transactions

We received 6,240,000 common shares of SPD on March 12, 2013 under SPD’s option agreement to acquire a 100% interest in the Taylor property. On December 11, 2013, SPD completed the exercise of its option by issuing an additional 6,283,333 common shares, bringing its ownership in SPD to 25,476,535 shares or 37.51% . William A. Lupien, a Director of Till is also a director of SPD.

On February 12, 2014, we entered into an administration agreement with Cedar Management. Thomas McMahon, our Treasurer, is the President of Cedar Management. Under this agreement, we will pay an administration fee of approximately US$25,000 per year. See “Item 10. Additional Information—C. Material Contracts—Agreement with Cedar Management” for more information.

During the year ended February 28, 2014 we advanced US$12,163 for travel advances to an officer (William Sheriff), which was repaid or receipts processed subsequent to the end of the year.

We are party to service agreements with SPD whereby we provide accounting, corporate communications and technical services on a cost plus recovery basis. In the ten months ended December 31, 2014 and year ended December 31, 2015, we charged SPD $149,638 and $242,786, respectively, for these services.

Subsequent to February 28, 2014, we acquired 4,580,131 shares of SPD in a private placement, and due to the reorganization transaction we acquired 13,621,008 shares of SPD bringing our total holdings in SPD to 55% of the outstanding shares on April 19, 2014. On July 31, 2014, we acquired 19,000,000 shares of SPD in a private placement, and on April 17, 2015, SPD issued us 29,028,000 common shares as the first payment on the SPD note bringing our total holdings in SPD to approximately 71.62%.

On August 31, 2015, we arranged for a $275,000 loan to SPD to fund its working capital requirements. The loan was secured by the assets of SPD, bore interest at 12% per annum, and was due December 31, 2015. On December 31, 2015, the loan agreement was amended to increase the maximum loan amount to $400,000, increase the interest rate to 14% per annum, and extend the due date to April 30, 2016. On April 27, 2016, the loan agreement was amended to extend the due date to June 15, 2016. As of May 12, 2016, the outstanding principal balance of the loan is $350,000.

On September 2, 2015, we entered into a separation agreement with Mr. William M. Sheriff, a former officer and director, whereby 7,100,000 shares of GPY, were transferred to Mr. Sheriff. As a result, we no longer have a controlling interest in GPY. In addition, we granted Mr. Sheriff two assignable options, each with a term of 18 months, to purchase the balance of our GPY shares. The first option is to purchase up to 5,500,000 of our GPY shares according to a staggered schedule and price as follows: a) if exercised by September 30, 2015, at Cdn$0.11 per share, b) if exercised by October 31, 2015, at Cdn$0.12 per share, c) if exercised by November 30, 2015, at Cdn$0.13 per share, d) if exercised by December 23, 2015, at Cdn$0.14 per share, e) if exercised after December 23, 2015, at Cdn$0.15 per share. The second option is to purchase up to 6,312,154 of our GPY shares at Cdn$0.15 per share. We can accelerate expiry of either option to a date 45 days after we give the holder notice at any time after the 10-day volume weighted average price of the GPY shares is at or above Cdn$0.25 per share. Through the date of the filing of this report, Mr. Sheriff has exercised a total of 1,300,000 GPY share options. The first transaction was completed on September 30, 2015 for 500,000 shares at an exercise price of Cdn$0.11 per share and the second transaction was completed on October 30, 2015 for 800,000 shares at an exercise price of Cdn$0.12 per share.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of all financial statements filed as a part of this Annual Report. For information on our policy on dividend distribution, please refer to “Item 10. Additional Information—F. Dividends and Paying Agents.”

B.	Significant Changes

See “Note 24. Subsequent Events” in the notes to our financial statements for the year ended December 31, 2015.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares are currently listed for trading on: (i) the TSX Venture Exchange (“TSX-V”) under the symbol “TIL” and have been so listed since April 24, 2014; and (ii) the NASDAQ Capital Market (“NASDAQ”) under the symbol “TIL” and have been so listed since May 26, 2015.

The following table discloses the high and low sales prices in Canadian dollars of our common shares on the TSX-V for each quarterly period since April 24, 2014 and for the fiscal year ended December 31, 2015 and ten months ended December 31, 2014.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2016	$5.25	$3.28
December 31, 2015	$5.90	$5.03
September 30, 2015	$6.60	$4.31
June 30, 2015	$8.00	$5.50
March 31, 2015	$8.01	$5.75
December 31, 2014	$10.07	$7.80
September 30, 2014	$10.06	$7.28
June 30, 2014 (beginning on April 24, 2014)	$10.00	$6.78

Fiscal Year Ended	High (Cdn$)	Low (Cdn$)
December 31, 2015	$8.01	$4.31
December 31, 2014 (beginning on April 24, 2014)	$10.07	$6.78

The following table discloses the monthly high and low sales prices in Canadian dollars of our common shares for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
May 2016 (May 1 through May 10)	$5.00	$4.31
April 2016	$5.34	$3.95
March 2016	$4.25	$3.28
February 2016	$4.75	$3.89
January 2016	$5.25	$4.51
December 2015	$5.66	$5.15
November 2015	$5.90	$5.50
October 2015	$5.56	$5.03

The following table discloses the high and low sales prices in U.S. dollars of our common shares on the NASDAQ for each quarterly period since May 26, 2015 and for the fiscal year ended December 31, 2015.

Quarter Ended	High (US$)	Low (US$)
March 31, 2016	$4.00	$2.76
December 31, 2015	$4.77	$3.70
September 30, 2015	$5.43	$3.50
June 30, 2015 (beginning on May 26, 2015)	$5.72	$4.75

Fiscal Year Ended	High (US$)	Low (US$)
December 31, 2015	$6.91	$3.50

The following table discloses the monthly high and low sales prices in U.S. dollars of our common shares for the most recent six months as traded on the NASDAQ.

Month	High (US$)	Low (US$)
May 2016 (May 1 through May 10)	$3.81	$3.66
April 2016	$4.12	$3.22
March 2016	$3.39	$2.80
February 2016	$3.50	$2.90
January 2016	$3.97	$3.50
December 2015	$4.25	$3.71
November 2015	$4.70	$4.14
October 2015	$4.60	$3.95

Before April 23, 2014, AMB’s common shares were listed on the Toronto Stock Exchange (“TSX”). AMB commenced trading on the TSX-V on April 30, 2009 and graduated to the TSX on December 3, 2009. The following table discloses the annual high and low sales prices in Canadian dollars of the AMB common shares for AMB’s most recent fiscal year.

Fiscal Year Ended	High (Cdn$)	Low (Cdn$)
February 28, 2014	$0.335	$0.065

The following table discloses the high and low sales prices in Canadian dollars for the AMB common shares for each quarterly period within the two most recent fiscal years.

Quarter Ended	High (Cdn$)	Low (Cdn$)
February 28, 2014	$0.11	$0.065

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are currently listed on the TSX-V and NASDAQ.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum of Association

Information regarding our memorandum of association is set forth in the section titled, “Item 10—B. Memorandum of Association” in our registration statement on Form 20-F filed with the SEC on March 13, 2015, as amended on May 4, 2015 (File No. 000-55324), which section is incorporated herein by reference.

C.	Material Contracts

Agreement with Cedar Management

Under an administration agreement dated February 12, 2014, Cedar Management will provide us and RRL with certain administrative services, such as accounting, regulatory reporting, account administration, information reporting, principal representative, and certain IT, compliance and risk management services, for which it will receive an administration fee of approximately $25,000 per year.

The administration agreement contains exculpation and indemnification provisions that, among other things, exculpate and indemnify Cedar Management and its related persons for any human errors or any other act or omission, absent willful misfeasance, gross negligence, or bad faith.

The administration agreement is terminable by either the Company or RRL or by Cedar Management with respect to all or a portion of the related administrative services upon ninety days’ prior notice, and will terminate automatically upon the termination of the advisory agreement with the portfolio manager.

Agreement with Taussig Capital Ltd.

Under an agreement dated July 9, 2015, Taussig Capital Ltd. (“TCL”) will serve as a non-exclusive “Advisor” to us in connection with a proposed financing from strategic investors (the “Proposed Financing”) on a best efforts basis. The Proposed Financing will be priced at the current book value of the Company’s restricted voting shares (the “Shares”), and any proceeds over US$150 million will be subject to approval by the Company’s Board of Directors (the “Board”). The Proposed Financing may only be offered in jurisdictions in which TCL or, if applicable, its sub-advisors, are duly licensed and authorized to conduct business as a broker/dealer in securities or are exempt from registration therein. These jurisdictions may include any of the U.S., Canada, the U.K. and Switzerland.

At the time of this agreement, Mr. Joseph Taussig, a principal of TCL, was also a member of the Till Capital Board and is a principal of Multi-Strat Re. Multi-Strat Re is a company incorporated in Bermuda, with whom the Company’s wholly-owned reinsurance subsidiary, Resource Re Ltd. has previously entered into a separate agreement for underwriting and related services in support of its reinsurance business. Mr. Taussig has previously advised other asset managers on the formations of large, U.S. listed reinsurance companies.

The Agreement provides that TCL will earn a cash success fee of 6% (subject to a maximum fee of US$3,000,000) of all capital invested in the Company by any investor(s) it introduces prior to the yearend 2017. In addition, TCL will be awarded one Share purchase warrant (a “Warrant”) for every 20 Shares purchased (or subject to conversion) by investors introduced by TCL until the 2017 year-end. Each Warrant will entitle the holder thereof to purchase one Share at the same price per Share as the Proposed Financing, and will expire up to 10 years from the date of issuance subject to applicable regulatory or stock exchange restrictions. The Warrants will have piggyback registration rights in tandem with securities issued pursuant to the Proposed Financing or any other securities of Till that will be registered under U.S. federal securities laws. In the event of the issuance of warrants to TCL in connection with a financing transaction in accordance with the Agreement, any additional share purchase warrants that may be due to Multi-Strat Re or its parent, Multi-Strat Holdings Ltd., as part of separate agreements with Resource Re Ltd. , will no longer be owed by the Company.

Under the Agreement, the Company also agrees to pay TCL monthly retainers of US$25,000 (the “Retainers”) for four months, not to exceed US$100,000 in total, which will be deducted from any success fees. TCL also will be reimbursed for reasonable out of pocket expenses, which are not to exceed US$25,000.

The Agreement also provides that after completion of the Proposed Financing, the strategic investors, who are themselves asset managers, will be allowed to manage 75% of their invested capital as part of the Company’s reinsurance related assets, with the remainder expected to be managed for a minimum of two (2) years under the direction of the Company’s Chief Investment Officer, Mr. William Lupien. The Company will enter into standard external asset manager agreements with the strategic investors to satisfy this provision.

The Company may engage another placement agent, investment bank, or advisor (an “Other Advisor”) to raise equity capital, provided the engagement does not conflict with the TCL engagement, and TCL shall not be entitled to success fees or compensation of any kind on such financing transaction. Should an Other Advisor be engaged, the Retainers and TCL’s success payments will become equal to any payments that may be paid to an Other Advisor if their fees exceed those of TCL. The Agreement also includes certain other standard provisions relating to a TCL reserve list of potential investors.

This agreement with TCL expired November 9, 2015 and is currently in a tail period where TCL would be due all fees and expenses set forth in the agreement if a financing is closed within 6 months of entering a definite agreement with a TCL prospect.

Employment Agreements

We do not have any employment contracts with any of Till’s executive officers.

We entered into an employment agreement with Philip Cook, dated May 15, 2015, pursuant to which Mr. Philip Cook agreed to act as CEO of Omega for an initial term of 36 months. The employment agreement automatically renews for additional one-year periods if we do not provide Mr. Philip Cook with 180 days’ notice of our intention not to renew. Mr. Philip Cook receives a base salary of C$195,000 and is eligible for incentive pay (detailed below) and an annual bonus in cash or common shares at the discretion of the Board, which is not to exceed 50% of his base salary. Pursuant to the employment agreement, if a triggering event in respect of a change of control were to occur, Mr. Philip Cook would be entitled to terminate the agreement and to receive an amount equivalent to two times his annual base salary and any annual bonus earned in the previous year.

Incentive pay is to provide incentive based compensation targeted to equal 75% of Mr. Philip Cook’s annual base salary, based on one new Loss Portfolio Transfer (“LPT”) signed per year, and historical LPT profitability to Omega. The Incentive Pay shall be calculated on a percentage of profit on any new LPT business secured by Mr. Philip Cook who shall receive 5% of the transaction profit margin from the LPT, vested equally over three years. In the event the profit margin in year two or three of the payout year is higher or lower, the incentive pay for the corresponding year is reduced or increased accordingly. At no point shall the incentive pay earned by greater than 25% of Omega’s total net income for the year.

We entered into an employment agreement with Matthew Cook, dated May 15, 2015, pursuant to which Mr. Matthew Cook agreed to act as CFO of Omega for an initial term of 36 months. The employment agreement automatically renews for additional one-year periods if we do not provide Mr. Matthew Cook with 180 days’ notice of our intention not to renew. Mr. Matthew Cook receives a base salary of C$180,000 and is eligible for an annual bonus in cash or common shares at the discretion of the Board, which is not to exceed 50% of his base salary. Pursuant to the employment agreement, if a triggering event in respect of a change of control were to occur, Mr. Matthew Cook would be entitled to terminate the agreement and to receive an amount equivalent to two times his annual base salary and any annual bonus earned in the previous year.

Separation agreement with William M. Sheriff

On September 2, 2015, we entered into a separation agreement with Mr. William M. Sheriff, a former officer and director, whereby 7,100,000 shares of GPY, were transferred to Mr. Sheriff. As a result, we no longer have a controlling interest in GPY. In addition, we granted Mr. Sheriff two assignable options, each with a term of 18 months, to purchase the balance of our GPY shares. The first option is to purchase up to 5,500,000 of our GPY shares according to a staggered schedule and price as follows: a) if exercised by September 30, 2015, at Cdn$0.11 per share, b) if exercised by October 31, 2015, at Cdn$0.12 per share, c) if exercised by November 30, 2015, at Cdn$0.13 per share, d) if exercised by December 23, 2015, at Cdn$0.14 per share, e) if exercised after December 23, 2015, at Cdn$0.15 per share. The second option is to purchase up to 6,312,154 of our GPY shares at Cdn$0.15 per share. We can accelerate expiry of either option to a date 45 days after we give the holder notice at any time after the 10-day volume weighted average price of the GPY shares is at or above Cdn$0.25 per share.

Multi-Strat Re: Ltd. Agreements

On August 11, 2014, our wholly-owned subsidiary, RRL entered into the MSA and the Retrocession Agreement with Multi-Strat Re to provide us with certain underwriting and retrocessional services.

The MSA defines sets the terms and conditions for the underwriting services to be provided by Multi-Strat to RRL, including the process for collection and processing of premiums and claims by Multi-Strat, the payment of fees and taxes by RRL to Multi-Strat and certain other administrative functions relating to the underwriting guidelines and the administration of the services to the provided by Multi-Strat to RRL. In consideration for the services provided, Multi-Strat Re receives a retrocession commission on any premium at the time of binding and a performance fee based on the difference between targeted underwriting profitability and actual underwriting profitability, payable when the reinsurer is no longer on risk. The Multi-Strat Agreements are renewable annually.

The Retrocession Agreement provides that Multi-Strat Re will retrocede a specified quota share of certain insurance and reinsurance business that Multi-Strat Re assumes from other insurance and/or reinsurance companies meeting the terms and conditions for risk and financial limits as established by RRL.

See “B. Business Overview—Summary of Our Reinsurance Business—Reinsurance Strategy” for additional information regarding the MSA and the Retrocession Agreement.

D.	Exchange Controls

There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital, including the availability of cash and cash equivalents for use by us and our subsidiaries, or the remittance of distributions, interest or other payments to non-residents of Bermuda or the United States holding our shares.

E.	Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the ownership and disposition of our shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of our shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, Medicare and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of our shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, Medicare and non-U.S. tax consequences of the ownership and disposition of our shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of our shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between the U.S. and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada- U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this summary. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Company’s shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our shares that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the ownership and disposition of our shares received. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of our shares.

United States Federal Taxation of Holders Taxation of Dividends

Subject to the discussion below regarding passive foreign investment companies, controlled foreign corporations and related person insurance income, cash distributions paid with respect to our shares will constitute ordinary dividend income to a U.S. Holder to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and U.S. Holders generally will be subject to U.S. federal income tax upon receipt of such dividends.

Subject to applicable limitations and provided that our shares are readily tradable on an established securities market in the United States, dividends we pay to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that we are not classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. Dividends paid on our shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

To the extent distributions on our shares are made that exceed our current and accumulated earnings and profits, U.S. Holders will be treated as having received a return of their tax basis in their shares, and any amount we distribute in excess of a U.S. Holder’s tax basis generally will be treated as gain from the sale or exchange of a capital asset.

U.S. Holders should consult with their own tax advisors regarding the taxation of any dividends on our shares.

Passive Foreign Investment Companies

A U.S. Holder of our shares could be subject to special, adverse tax rules if we were classified as a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held our shares.

A non-U.S. corporation is classified as a PFIC if, for a taxable year, (i) 75% or more of its gross income is “passive income” (as defined for U.S. federal income tax purposes) or (ii) 50% or more (by value) of its assets either produce or are held for the production of “passive income,” based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

If we were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of our shares. We do not believe that we are classified as a PFIC for our tax years ended December 31, 2014 and 2015. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of this date. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us or any of our subsidiaries concerning our or their PFIC status. Each U.S. Holder should consult its own tax advisors regarding our PFIC status and the PFIC status of any of our subsidiaries.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

The PFIC rules contain an exception for income that is derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business (the “Insurance Company Exception”). The Insurance Company Exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. However, there is very little authority as to what constitutes the active conduct of an insurance business or being predominantly engaged in such business. In particular, there is uncertainty as to what constitutes the appropriate levels of financial reserves and risk transfer with respect to an insurance contract, and the appropriate level of insurance business activity with respect to an insurance company. Therefore, income derived by RRL and Omega could be considered passive income derived outside of the active conduct of an insurance business if it is earned from investments that are attributable to financial reserves in excess of the reasonable needs of RRL’s and Omega’s insurance business or from non-traditional insurance activities that do not contain sufficient risk transfer, or if RRL or Omega were found not to be predominantly engaged in an active insurance business under U.S. federal income tax principles.

The IRS recently proposed U.S. Treasury Regulations concerning the active insurance company exception. The proposed regulations provide that the active conduct of an insurance business must include the performance of substantial managerial and operational services by an insurance company’s own employees and officers. The activities of independent contractors and employees of affiliates are not sufficient to satisfy this requirement. The proposed regulations also clarify that income from investment assets held by an insurance company to meet its obligations under insurance and annuity contracts will not be treated as passive income for PFIC purposes. However, the IRS did not propose a specific method for determining the portion of an insurance company’s assets that are held to meet obligations under insurance and annuity contracts, and solicited comments on appropriate approaches. At this time it is unclear whether final regulations will include a specific methodology and how any such methodology would apply to us. At this time, it is uncertain whether such proposed U.S. Treasury Regulations will become effective and whether the final U.S. Treasury Regulations will contain provisions different than those set forth in such proposed U.S. Treasury Regulations.

Recently proposed legislation introduced by Senate Finance Committee ranking minority member Ron Wyden would modify the insurance exception to apply to a company only if (i) the company would be taxed as an insurance company were it a U.S. corporation and (ii) either (A) loss and loss adjustment expenses and certain reserves constitute more than 25% of the company’s gross assets for the relevant year or (B) loss and loss adjustments expenses and certain reserves constitute more than 10% of the company’s gross assets for the relevant year and, based on the applicable facts and circumstances, the company is predominantly engaged in an insurance business and the failure of the company to satisfy the preceding 25% test is due solely to temporary circumstances involving the insurance business. Similarly, Senate Finance Committee then-Chairman Max Baucus had previously released several tax reform discussion drafts on international tax issues and, in early 2014, House Ways and Means Committee then-Chairman Dave Camp had published a tax reform proposal, that would modify or eliminate the application of the insurance exception. If any such legislation were enacted in its current form, no assurance can be given that we would be able to operate in a manner to satisfy these requirements in any given year. No assurance can be given as to whether such legislation will be adopted and if so, in what form. Moreover, as discussed above, there can be no assurance as to what methodologies the proposed regulations will adopt for determining the portion of an insurance company’s assets that are held to meet obligations under insurance and annuity contracts, or whether the proposed U.S. Treasury Regulations will be enacted in their current form.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of our shares are made.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

If we are treated as a PFIC, U.S. Holders may be able to mitigate certain of the negative tax consequences if they are able to make: (i) a timely QEF Election; (ii) a protective QEF Election; or (iii) a mark to market election with respect to the first taxable year in which we are considered a PFIC during the U.S. Holder’s holding period in its shares.

As described below, the availability of these elections is uncertain as a matter of law and in certain cases requires that we provide certain information to U.S. Holders. U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that we are a PFIC for the current tax year or future tax years. Thus, U.S. Holders may not be able to make or maintain a QEF Election or protective QEF Election with respect to their shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election or protective QEF Election. In the event a U.S. Holder is unable to make a timely QEF Election or does not make a QEF Election, the rules described below under “Treatment Absent a Timely QEF Election” generally will apply to direct and indirect dispositions of our interest in such entity (including a disposition by a U.S. Holder of our shares and a disposition by the Company of our interest in such entity) and distributions by such entity.

Treatment Absent a Timely QEF Election

If we are treated as a PFIC, a U.S. Holder that does not make a QEF Election generally will be subject to a special tax and an interest charge upon the sale of its shares or receipt of an “excess distribution” with respect to its shares. A U.S. Holder will be treated as receiving an “excess distribution” if the amount of the distributions received by the U.S. Holder in any taxable year is more than 125% of the average annual distributions we pay with respect to our shares during the three preceding taxable years (or the period in which the U.S. Holder held such shares if shorter).

In addition, a portion of any gain recognized by a U.S. Holder upon the sale of our shares may be re- characterized as ordinary income. Further, any dividends received from us, if we are treated as a PFIC, will not constitute qualified dividend income and will not be eligible for the reduced rate of tax even if such rate would be available otherwise. If a U.S. Holder holds our shares during any taxable year in which we are treated as a PFIC, such shares will generally be treated as stock in a PFIC for all subsequent years. In addition, a U.S. Holder that holds our shares during any period in which we are treated as a PFIC will be treated as owning a proportionate amount of the stock of a Subsidiary PFIC for purposes of applying the PFIC rules to such U.S. Holder.

Timely QEF Election

If we are treated as a PFIC, a U.S. Holder that timely makes a QEF Election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain regardless of whether we make any distributions. Such U.S. Holder’s tax basis in its shares will be increased to reflect such taxed but undistributed income, and any subsequent distributions of previously taxed income will reduce its basis and will not be taxed again as a distribution to such U.S. Holder.

In general, a U.S. Holder that makes a QEF Election must annually file a separate IRS Form 8621 for each PFIC in which such U.S. Holder is a direct or indirect owner during the year with its U.S. federal income tax return. A U.S. Holder that wishes to make a QEF Election must make such election on a timely filed IRS Form 8621 for the first taxable year for which the election is to be effective. U.S. Holders should consult with their own tax advisors regarding the mechanics and effects of making a QEF Election.

Protective QEF Election

In certain circumstances, a U.S. Holder may be able to make a retroactive QEF Election at a later date. However, a retroactive QEF Election may not be available to a U.S. Holder if it has not previously preserved its right to make such an election. A U.S. Holder may preserve its right to make a retroactive QEF Election by filing a protective statement signed under penalty of perjury with the IRS for the first taxable year in which such U.S. Holder acquires our shares, if the U.S. Holder reasonably believes that we are not a PFIC for the taxable year. The protective statement must generally contain statements describing: such U.S. Holder’s basis for its reasonable belief that we are not a PFIC for its taxable year ending with or within such U.S. Holder’s first taxable year to which the protective statement applies; an agreement to extend the periods of limitations on the assessment of such U.S. Holder’s PFIC related taxes for all taxable years to which the protective statement applies; such U.S. Holder’s name, address and certain identifying information with respect to such U.S. Holder and to the Company; and information and representations regarding the highest percentage of shares of each class of shares that such U.S. Holder held directly or indirectly during its first taxable year to which the protective statement applies.

In general, filing the protective statement with respect to a taxable year does not obligate a U.S. Holder to include its pro rata share of our earnings in income for such taxable year if we are not treated as a PFIC for such taxable year. The filing simply preserves a U.S. Holder’s ability to make a retroactive QEF Election with respect to such taxable year and may protect such U.S. Holder from some of the more severe penalties under the PFIC rules. If a U.S. Holder makes a valid retroactive QEF Election with respect to its shares and we are treated as a PFIC, such U.S. Holder will be taxed on its cumulative annual pro rata share of our ordinary earnings and net capital gains (regardless of whether any distributions were received) as if such U.S. Holder made such elections on a timely basis (i.e., on a non-retroactive basis), plus an interest charge to eliminate the tax deferral arising from the retroactive election.

In light of the uncertainty and lack of guidance regarding the application of the PFIC rules to companies engaged in an insurance business, a U.S. Holder may wish to consider filing a protective statement with respect to the Company, Omega and RRL for the first taxable year in which such U.S. Holder holds our shares in order to preserve the ability to make a retroactive QEF Election, if otherwise eligible to make such election. U.S. Holders should consult with their own tax advisors regarding the mechanics and effects of filing a protective statement with respect to their interests in the Company, Omega and RRL and of making a retroactive QEF Election in the event it is subsequently determined that the Company, Omega and RRL are deemed to be PFICs in any particular year.

Mark-to-Market Election

A U.S. Holder may make a mark-to-market election only if our shares are marketable stock. Our shares generally will be “marketable stock” if our shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a mark-to-market election with respect to its shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such shares. However, if a U.S. Holder does not make a mark-to-market election beginning in the first tax year of such U.S. Holder’s holding period for our shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the shares.

A U.S. Holder that makes a mark-to-market election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such shares. A U.S. Holder that makes a mark-to-market election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the shares, over (b) the fair market value of such shares (but only to the extent of the net amount of previously included income as a result of the mark-to-market election for prior tax years).

A U.S. Holder that makes a mark-to-market election generally also will adjust such U.S. Holder’s tax basis in the shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. In addition, upon a sale or other taxable disposition of our shares, a U.S. Holder that makes a mark-to-market election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such mark-to-market election for prior tax years over (b) the amount allowed as a deduction because of such mark-to-market election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and U.S. Treasury Regulations.

A mark-to-market election applies to the tax year in which such mark-to-market election is made and to each subsequent tax year, unless our shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a mark-to-market election.

Although a U.S. Holder may be eligible to make a mark-to-market election with respect to our shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the mark-to-market election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Possible Classification of the Company and/or RRL as Controlled Foreign Corporations

Each “United States 10% Shareholder” (as defined below) that owns, directly or indirectly through foreign entities, shares of a foreign corporation that is a “controlled foreign corporation” (“CFC”) for an uninterrupted period of thirty (30) days or more during any taxable year is required to include in its gross income for U.S. federal income tax purposes as ordinary income its pro rata share of the CFC’s “subpart F income” (as defined below) for such year. A United States 10% Shareholder is a United States person who owns (directly, indirectly through foreign entities or constructively) 10% or more of the total combined voting power of all classes of stock of a foreign corporation.

Subpart F income generally includes passive investment income, such as interest, dividends, and certain rent and royalties, and certain insurance income, including underwriting and investment income that is attributable to the issuing or reinsuring of any insurance or annuity contract, and that, absent an exception, generally would be taxed under the insurance company provisions of the Code if such income were the income of a U.S. insurance company.

We expect that all of our income will be subpart F income. Subpart F income inclusion generally is applicable to United States 10% Shareholders that have a direct or indirect ownership interest in a CFC on the last day of the taxable year of the CFC. The subpart F income inclusion is required even if the subpart F income is not distributed. In addition, United States 10% Shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of United States property.

In general, a foreign corporation is treated as a CFC only if its United States 10% Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation’s stock. However, for purposes of taking into account subpart F insurance income, a foreign corporation such as RRL generally will be treated as a CFC if more than 25% of the total combined voting power or total value of its stock is owned by United States 10% Shareholders.

Our and RRL’s Bye-Laws provide voting limitations designed to reduce the risk that the Company, Omega and RRL would be considered CFCs. With those limitations, unless a shareholder owns in excess of 50% of our shares, we believe that the Company, Omega and RRL should either not be treated as CFCs or, if so treated by virtue of attribution rules, should not be treated as having United States 10% Shareholders for purposes of including subpart F insurance income. However, because of the complexity of the attribution rules contained in the Code and the uncertainty of the effectiveness of these voting limitations, there can be no assurance that this will be the case.

If the Company, Omega and RRL are CFCs, the rules relating to PFICs generally would not apply to a U.S. Holder that is a United States 10% Shareholder. However, certain subpart F income may be taxable at higher rates than if such income were taxable income of a PFIC with respect to which a valid QEF Election has been made.

U.S. Holders should consult their own tax advisors to determine whether their ownership of our shares will cause them to become a United States 10% Shareholder and the impact of such a classification.

Related Person Insurance Income

A different definition of CFC is applicable in the case of a foreign corporation which earns related person insurance income (“RPII”). RPII is subpart F insurance income of a foreign corporation attributable to insurance policies or reinsurance contracts where the person that is directly or indirectly insured or reinsured is a United States person who owns, directly or indirectly through foreign entities, any amount of stock in such foreign corporation (an “RPII Shareholder”) or a “related person” (as defined below) to such RPII Shareholder. Generally, for purposes of the RPII rules, a related person is someone who controls or is controlled by a RPII Shareholder or someone who is controlled by the same person or persons which control the RPII Shareholder. Control is defined as ownership of more than 50% of either the value or voting power of the stock of a person after applying certain constructive ownership rules.

For purposes of taking into account RPII, and subject to the exceptions described below, RRL or Omega, as applicable, will be treated as a CFC if United States persons collectively own, directly or indirectly, 25% or more of the total combined voting power or value of RRL’s or Omega’s stock on any day during a taxable year. If RRL or Omega is a CFC for an uninterrupted period of at least 30 days during any taxable year under the special RPII rules, a U.S. Holder that owns our shares on the last day of any such taxable year must include in gross income for U.S. federal income tax purposes such U.S. Holder’s allocable share of RPII of RRL or Omega for the entire taxable year, subject to certain modifications.

RPII Exceptions

The RPII rules do not apply if: (i) direct and indirect insureds and persons related to such insureds, whether or not United States persons, own, or are treated at all times during the taxable year as owning, directly or indirectly through foreign entities, less than 20% of the voting power and less than 20% of the value of the stock of RRL or Omega; or (ii) RRL’s or Omega’s RPII, determined on a gross basis, is less than 20% of RRL’s or Omega’s gross insurance income for such taxable year.

We expect that it is likely that RRL and Omega will fall within one or both of the RPII exceptions set forth above. However, if no exception to the RPII rules applies, a U.S. Holder that owns any shares on the last day of RRL’s taxable year will be required to include such U.S. Holder’s allocable share of RRL’s RPII for the entire taxable year in such U.S. Holder’s gross income for U.S. federal income tax purposes.

Computation of RPII

In order to determine how much RPII, if any, RRL or Omega, as applicable, has earned in each taxable year, we intend to obtain and rely upon information from RRL’s or Omega’s ceding companies to determine whether any of the ceding companies or persons related to such ceding companies are direct or indirect United States shareholders. We likely will not be able to determine whether any of the underlying insureds of its ceding companies are RPII Shareholders or related persons to such shareholders. Accordingly, we may not be able to determine accurately: whether RRL or Omega qualifies for any RPII exception; or what the gross amount of RPII earned by RRL or Omega in a given taxable year would be. We will take reasonable steps that we believe to be advisable to obtain the necessary information to determine the availability of the RPII exceptions and the amount of insurance income that is RPII. However, there can be no assurance that we will be able to obtain all necessary information to make the determinations.

Apportionment of RPII to United States Persons

If RRL earns RPII, a shareholder that is a United States person may be apportioned more RPII than such shareholder’s proportionate share of such RPII under the apportionment rules prescribed by the Code. If RRL or Omega has RPII and the Company makes a distribution of RPII to a U.S. Holder with respect to such U.S. Holder’s shares, the distribution will not be taxable to the extent such RPII has been allocated to and included in such U.S. Holder’s gross income for the taxable year in which the distribution was paid or for any prior year.

Uncertainty as to Application of the CFC and RPII Rules

The courts have not interpreted the RPII provisions and there are no definitive Regulations interpreting the RPII provisions, although proposed U.S. Treasury Regulations have existed since 1991. It is unclear whether the IRS will adopt the proposed U.S. Treasury Regulations or what changes or clarifications might ultimately be made to the proposed U.S. Treasury Regulations. Additionally, considerable uncertainty exists regarding the CFC rules pertaining to insurance. Any changes to the proposed and final U.S. Treasury Regulations governing CFCs and RPII, or any interpretation or application of the CFC and RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning and application of the CFC insurance and RPII provisions are uncertain. Finally, there can be no assurance that any amounts of subpart F insurance income or RPII inclusions we report to a U.S. Holder will not be subject to adjustment based upon subsequent IRS examination. U.S. Holders should consult their own tax advisors as to the effects of these uncertainties and as to the effects that the CFC insurance and RPII provisions may have on them and on their investment in our shares.

Basis Adjustments

A U.S. Holder’s tax basis in its shares will be increased by the amount of any subpart F income that such U.S. Holder includes in income under either the RPII or non-RPII CFC rules. Similarly, a U.S. Holder’s tax basis in its shares will be reduced by the amount of distributions of subpart F income that are excluded from income.

Information Reporting

Under certain circumstances, United States 10% Shareholders and RPII Shareholders of a CFC that own shares directly or indirectly through a foreign entity may be required to file IRS Form 5471. Furthermore, United States persons that directly or indirectly acquire 10% or more of the value of the shares of a foreign corporation may be required to file IRS Form 5471 in certain circumstances even if the entity is not a CFC.

Accordingly, if RRL’s gross RPII for a taxable year constitutes 20% or more of its gross insurance income for the period, and the 20% ownership exception described above does not apply, any United States person treated as owning, directly or indirectly, any of RRL’s ordinary shares on the last day of RRL’s taxable year will be subject to the RPII rules and will be required to file IRS Form 5471. In addition, a U.S. Holder that owns, directly or indirectly, more than 10% of the vote or value of our outstanding shares at any time during our taxable year will be required in certain circumstances to file IRS Form 5471 even if we and RRL are not CFCs. In addition, a United States person that transfers more than $100,000 in a 12-month period to a foreign corporation is required to file IRS Form 926 with the transferor’s U.S. federal income tax return for the year of the transfer. Failure to file IRS Form 5471 and Form 926 may result in penalties. A U.S. Holder may also have to file Form 8938 with respect to such U.S. Holder’s shares, as discussed below under “Disclosure Requirements for Specified Foreign Financial Assets.”

Dispositions of Our Shares

Generally, the difference between a U.S. Holder’s adjusted tax basis in its shares and the amount realized on the sale, exchange or other disposition of its shares, if any, will be includible in gross income as capital gain or loss, subject to the relevant discussion in this summary relating to the potential application of the CFC and PFIC rules. If a U.S. Holder’s holding period for its shares is more than one year, any gain will generally be subject to U.S. federal income tax at the rates applicable to long-term capital gain, subject to the PFIC provisions discussed above.

Under Section 1248 of the Code, any gain from the sale or exchange by a United States 10% Shareholder of shares in a CFC may be treated as a dividend to the extent of the CFC’s earnings and profits during the period that the shareholder held the shares, subject to certain adjustments. If gain from the sale or exchange of the shares is re-characterized as dividend income under Section 1248 of the Code, the gain may be treated as “qualified dividend income” to non-corporate taxpayers and eligible for a reduced rate of taxation, subject to the public trading and holding period requirements and PFIC provisions discussed above. Section 1248 also applies to the sale or exchange of shares by a United States person in a foreign corporation that earns RPII and is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a United States corporation. Such dividend treatment applies to a United States person subject to the RPII rules regardless of whether such United States person is a United States 10% Shareholder or whether the CFC meets either one of the first two RPII exceptions described above (i.e., the 20% ownership exception and the RPII 20% gross income exception). The proposed Regulations do not specifically address whether Section 1248 of the Code applies when an upper tier foreign corporation does not earn RPII directly and does not have United States 10% Shareholders but such foreign corporation has an insurance company subsidiary that is a CFC for purposes of requiring United States persons to take RPII into account.

We believe that it would be reasonable for a U.S. Holder to take the position that Section 1248 of the Code should not apply to dispositions of our shares because we will not have any United States 10% Shareholders and will not be directly engaged in the insurance business. However, there can be no assurance that the IRS will interpret the proposed U.S. Treasury Regulations in this manner or that the Treasury Department will not amend such U.S. Treasury Regulations, or issue other U.S. Treasury Regulations, to provide that Section 1248 of the Code applies to dispositions of our shares.

U.S. Holders should consult their own tax advisors regarding the application of these provisions to the disposition of our shares.

Foreign Tax Credit

Our subpart F insurance income inclusions and dividends generally will constitute income from sources outside the United States and generally will be categorized as “passive” income for foreign tax credit limitation purposes. If, however, 50% or more (by vote or value) of our stock is treated as being owned by United States persons, the amount of dividends constituting income from sources outside the United States may be limited to the amount attributable to RRL’s income from sources outside the United States. This foreign source limitation also applies to any gain from the sale of our shares that is treated as a dividend under Section 1248 of the Code. Thus, it may not be possible for U.S. Holders to utilize excess foreign tax credits to reduce United States tax on such income. The rules relating to U.S. foreign tax credits are very complex, and U.S. Holders should consult their own tax advisors regarding the application of such rules.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds certain threshold amounts on IRS Form 8938. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include our shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Backup Withholding

Paying agents and custodians located in the United States will be required to comply with certain IRS information reporting requirements with respect to payments of dividends, if any, on our shares payable to our shareholders or to paying agents or custodians located within the United States. In addition, a holder may be subject to backup withholding at the rate of 28% with respect to dividends paid by such persons unless such holder either (i) is a corporation, a non-United States person or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Sales of our shares through brokers by certain holders also may be subject to backup withholding, subject to certain exceptions. Backup withholding tax is not an additional tax and may be credited against a holder’s regular U.S. federal income tax liability.

Foreign Account Tax Compliance

We may become subject to U.S. withholding and information reporting requirements under the Foreign Account Tax Compliance Act (“FATCA”) provisions.

The Foreign Account Tax Compliance provisions of the Code (“FATCA”) generally impose a 30% withholding tax regime with respect to (i) certain U.S. source income (including interest and dividends) and gross proceeds from any sale or other disposition after December 31, 2018, of property that can produce U.S. source interest or dividends (“withholdable payments”) and (ii) “foreign passthru payments” made by foreign financial institutions (“FFIs”) after December 31, 2018 (or, if later, the date on which the final U.S. Treasury Regulations that define foreign passthru payments are published. As a general matter, FATCA was designed to require U.S. persons’ direct and indirect ownership of certain non-U.S. accounts and non-U.S. entities to be reported to the IRS.

On December 19, 2013, the Bermuda Government entered into a “Model 2” intergovernmental agreement (“IGA”) with the United States to implement FATCA. If we and/or RRL are treated as FFIs for the purposes of FATCA, under the Model 2 IGA, we and/or RRL will be directed to ‘register’ with the IRS by July 1, 2014 and required to comply with the requirements of FATCA, including due diligence, reporting and withholding. Assuming registration and compliance with the terms of an agreement with the IRS (an “FFI Agreement”) pursuant to a Model 2 IGA, an FFI would be treated as FATCA compliant and not subject to withholding. An FFI that satisfies the eligibility, information reporting and other requirements of the IGA will not be subject to the regular FATCA reporting and withholding obligations discussed below.

If the Company and/or RRL are treated as FFIs for purposes of FATCA, withholdable payments and foreign passthru payments made to the Company and/or RRL will be subject to a 30% withholding tax unless an FFI Agreement is in effect, pursuant to which the Company and/or RRL would be required to provide information regarding its U.S. direct or indirect owners and to comply with other reporting, verification, due diligence and other procedures established by the IRS, including a requirement to seek waivers of non-U.S. laws that would prevent the reporting of such information. The IRS may terminate the FFI Agreement if the IRS notifies the Company and/or RRL that it is out of compliance with the FFI Agreement and the Company and/or RRL does not remediate the compliance failure. Even if the Company and/or RRL are subject to an FFI Agreement, distributions to an investor that are treated as foreign passthru payments generally will be subject to a 30% withholding tax (a) if the investor fails to provide information or take other actions required for the Company and/or RRL to comply with the FFI Agreement including, in the case of a non-U.S. investor, providing information regarding certain U.S. direct and indirect owners of the investor (and, in certain circumstances, obtaining waivers of non-U.S. law to permit such reporting), or (b) if the investor is an FFI, unless the investor (i) is subject to an FFI Agreement, (ii) establishes that an exemption applies or (iii) is required to comply with FATCA under an applicable IGA.

On February 5, 2014, the Canadian Government entered into a “Model 1” intergovernmental agreement (“IGA”) with the United States to implement FATCA, which IGA became effective on June 30, 2014. If Omega is treated as FFIs for the purposes of FATCA, under the IGA, Omega will be directed to ‘register’ with the IRS and will be required to comply with the requirements of FATCA, including due diligence, reporting and withholding. Assuming registration and compliance with the terms of the IGA, including the providing of information to the Canadian Revenue Agency which shall automatically exchange such information with the IRS pursuant to the terms of the IGA and the Convention between Canada and the United States with respect to Taxes on income and capital of 1986, as amended, an FFI would be treated as FATCA compliant and not subject to withholding. An FFI that satisfies the eligibility, information reporting and other requirements of the IGA will not be subject to the regular FATCA reporting and withholding obligations discussed below.

Under the regulations implementing FATCA, a foreign insurance company (or foreign holding company of an insurance company) that issues or is obligated to make payments with respect to an account is a foreign financial institution. For this purpose, insurance contracts treated as having “cash value” and annuity contracts issued or maintained by a financial institution are considered accounts, and certain term life insurance contracts are not considered accounts. Insurance companies that issue only property and casualty insurance contracts, or that only issue life insurance contracts lacking cash value (or that provide for limited cash value) generally would not be considered FFIs under the final regulations. However, a holding company may be treated as an FFI if it is formed in connection with or availed of by a collective investment vehicle, mutual fund, exchange traded fund, hedge fund, venture capital fund, leveraged buyout fund, or any similar investment vehicle established with an investment strategy of investing, reinvesting, or trading in financial assets. Moreover, a company may be treated as an FFI if its gross income is primarily attributable to investing, reinvesting, or trading in financial assets and the entity is managed by an FFI, or the entity functions or holds itself out as an investment vehicle established with an investment strategy of investing, reinvesting, or trading in financial assets. Even if the Company, Omega and/or RRL are not treated as FFIs, then depending on whether the shares of the Company are treated as “regularly traded on one or more established securities markets” under the FATCA rules and whether the income and assets of RRL meet the requirements for the treatment of RRL or Omega as an “active NFFE,” withholdable payments to the Company, Omega and/or RRL may be subject to a 30% withholding tax unless the Company, Omega and/or RRL provide information regarding its U.S. direct or indirect owners.

At this early stage, there can be no certainty as to whether the Company, Omega and/or RRL will be subject to the requirements imposed on FFIs under FACTA. We will use reasonable efforts to avoid the imposition of a withholding tax under FACTA, which may include the entering into of an FFI Agreement. You should consult your own tax advisors to obtain a more detailed explanation of FATCA, the Canada IGA and the Bermuda IGA and to learn how they may affect you in your particular circumstances.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in foreign currency to a U.S. Holder in connection with the ownership of our shares, or on the sale, exchange or other taxable disposition of our shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars at that time. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method.

Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Any description in this Form 20-F about any of our contracts or other documents filed as an exhibit hereto is not complete and is qualified in its entirety by the text of the full contract or document.

We are subject to the information filing requirements of the Exchange Act, and accordingly are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on a Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act.

The contracts and other documents referred to in this Form 20-F, and our SEC filings are available at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, we are required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities. Those filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Continental Building, 25 Church Street, Hamilton, HM12, Bermuda.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our risk exposures and the impact on our financial instruments are summarized below:

Insurance risk

Till principally issues general insurance contracts in personal property, commercial property, and liability lines of business. Under these general insurance contracts, Till is exposed to certain risks defined in the general insurance contracts, usually for durations of one to twelve months.

In addition to general insurance contracts, Till also assumes portfolios of existing claims from other insurers through assumption reinsurance transactions. These portfolios of claims could be from any line of business that the transferring insurer wrote in the past. Under these assumption reinsurance transactions, Till is exposed to certain risks defined in the underlying insurance contracts that were originally written by the transferring insurer.

The principal risk Till faces under both general insurance contracts and assumption reinsurance transactions is that the actual claims and benefit payments, or the timing thereof, differs from the expectations used to price the general insurance contacts or assumption reinsurance transactions. This is influenced by the frequency of claims, severity of claims, emergence of unknown claims, actual benefits paid and subsequent development of long-term claims. For long-tail claims that take some years to settle, Till is also exposed to inflation risk. The objective of Till is to ensure that sufficient reserves are available to cover those liabilities.

Risk exposure is mitigated by diversification across a portfolio of insurance contracts and geographical areas. The variability of risks is also improved by careful selection and implementation of underwriting strategies and guidelines. Inflation risk is also mitigated by taking expected inflation into account when estimating insurance contract liabilities.

Risk exposure is also mitigated through the use of various claim review strategies and guidelines to reduce the risk exposure for Till.

Till purchases reinsurance as part of its risk mitigation strategies. Reinsurance is placed on both a proportional and non-proportional basis. The use of proportional and non-proportional reinsurance varies by line of business.

Amounts recoverable from reinsurers (reinsurance assets) are estimated in a manner consistent with the underlying claim liabilities and in accordance with the reinsurance contracts. Although Till has reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit risk exposure exists with respect to such reinsurance agreements.

The table below sets out the concentration of insurance claim liabilities by line of business:

	December 31, 2015			December 31, 2014
	Insurance Liability	Reinsurance Asset	Net	Insurance Liability	Reinsurance Asset	Net
Automobile	$2,371,266	$1,510,079	$861,187	-	-	-
Aircraft	229,574	102,454	127,120	-	-	-
Property	1,728,404	1,544,560	183,844	-	-	-
Liability	10,931,443	4,688,809	6,242,634	-	-	-
Other	508,208	-	508,207	-	-	-
Reinsurance	-	-	-	$6,771,623	-	$6,771,623
Total	$15,768,895	$7,845,902	$7,922,992	$6,771,623	-	$6,772,623

Key assumptions underlying the valuation of the insurance claim liabilities are that Till’s future claims development will follow a similar pattern to past claims development experience, including average claim costs, claim handling costs, claim inflation factors, and claim numbers for each accident year. Additional qualitative judgments are used to assess the extent to which past trends may not apply in the future. Judgment is further used to assess the extent to which external factors such as court decisions and government legislation affect the estimates. Other key circumstances affecting the reliability of assumptions include variation in interest rates, claim settlement delays, and changes in foreign exchange rates.

For many of the key assumptions and qualitative judgments, it is not possible to quantify the sensitivity to various factors due to their nature.

A 5% increase in the net outstanding claim liabilities on December 31, 2015 would have resulted in a decrease to comprehensive income of approximately $396,000 (2014 - approximately $482,000).

A 5% decrease in the net outstanding claim liabilities on December 31, 2015 would have resulted in an increase to comprehensive income of approximately $396,000 (2014 - approximately $482,000).

The following table sets out the estimates of gross cumulative incurred claims, including both claims notified and IBNR for each successive underwriting year at each reporting date, together with cumulative payments to date (amounts are in thousands):

Gross	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
End of year	747	428	890	960	7,181	8,867	10,669	13,198	16,119	20,559	79,618
One year later	1,013	640	1,591	1,822	9,214	9,587	10,605	13,236	16,681	-	64,389
Two years later	953	565	1,627	2,870	9,167	9,184	10,488	13,218	-	-	48,072
Three years later	736	558	2,146	3,820	9,453	9,093	10,655	-	-	-	36,461
Four years later	694	566	2,338	3,759	9,774	9,156	-	-	-	-	26,287
Five years later	652	565	2,206	3,710	10,518	-	-	-	-	-	17,651
Six years later	550	561	2,154	3,919	-	-	-	-	-	-	7,184
Seven years later	521	561	2,246	-	-	-	-	-	-	-	3,328
Eight years later	497	560	-	-	-	-	-	-	-	-	1,057
Nine years later	497	-	-	-	-	-	-	-	-	-	497
Cumulative payments to date	(497)	(530)	(1,757)	(3,401)	(9,459)	(8,166)	(9,721)	(12,456)	(15,594)	(18,462)	284,544
Current reserve	-	30	489	518	1,059	990	934	762	1,087	2,097	7,966
Current reserve for assumption reinsurance transactions for original underwriting years prior to 2005											7,803
Total gross outstanding claim liabilities											15,769

Net (of reinsurance)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
End of year	292	133	447	502	4,009	6,422	7,218	7,575	9,890	291	36,779
One year later	372	193	764	971	6,650	7,670	7,798	8,033	10,480	-	42,931
Two years later	208	169	779	2,366	7,333	7,438	7,860	8,027	-	-	34,180
Three years later	180	168	1,382	3,410	7,720	7,597	8,022	-	-	-	28,479
Four years later	187	170	1,544	3,483	7,792	7,683	-	-	-	-	20,859
Five years later	177	170	1,391	3,377	8,242	-	-	-	-	-	13,357
Six years later	147	169	1,391	3,403	-	-	-	-	-	-	5,110
Seven years later	139	169	1,484	-	-	-	-	-	-	-	1,792
Eight years later	133	169	-	-	-	-	-	-	-	-	302
Nine years later	133	-	-	-	-	-	-	-	-	-	133
Cumulative payments to date	(133)	(159)	(995)	(2,910)	(7,368)	(6,772)	(7,363)	(7,726)	(10,094)	(5)	183,922
Current reserve	-	10	489	493	874	911	659	301	386	286	4,409
Current reserve for assumption reinsurance transactions for original underwriting years prior to 2005											3,514
Total gross outstanding claim liabilities											7,923

Till has presented the above tables on an underwriting year basis as opposed to an accident year basis. As a result, the reserves at the “one year later” point can normally be expected to increase. Assuming the reserves develop as expected, there will be premium earned in that subsequent year to offset the incurred claims.

Till has presented the reserves for unpaid claims assumed in assumption reinsurance transactions in a single line in the above tables since the original underwriting years for the underlying insurance contract liabilities were for years prior to 2005. During the twelve months ended December 31, 2015, the insurance contract liabilities from assumption reinsurance transactions developed favorably by approximately $655,000 (2014 - approximately $492,000) on a net of reinsurance basis.

Liquidity risk

Liquidity risk is the risk that Till is unable to meet its financial obligations as they come due. Till manages this risk by management of its working capital to assess that the estimated expenditures will not exceed share capital and debt financings, or proceeds from property sales or option exercises.

The following tables show the terms to maturity of investments and the maturity of financial liabilities:

	Less than 1 year	From 1 to 5 years	Over 5 years	No specific maturity	Total
Cash and cash equivalents	$1,519,881	-	-	-	$1,519,881
Fixed-income securities	3,951,504	$10,906,186	$4,113,629	-	18,971,319
Common and preferred shares	5,012,267	-	-	$1,119,605	6,131,872
	$10,483,652	$10,906,186	$4,113,629	$1,119,605	$26,623,072

	Less than 1 year	From 1 to 5 years	Over 5 years	No specific maturity	Total
Provision for claims	$5,450,760	$8,112,692	-	-	$15,768,895
Claims and ceded premiums payables	2,110,536	-	$2,205,443	-	2,110,536
Accounts payable and accrued liabilities	4,915,495	-	-	$-	4,915,495
	$12,476,791	$8,112,692	$2,205,443	-	$22,794,926

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Till's credit risk is primarily attributable to cash and cash equivalents, investments, balances receivable from policyholders and reinsurers, and reclamation bonds. Till has policies in place to limit and monitor its exposure to individual issuers and classes of issuers of investments. Till's credit exposure to any one individual policyholder is not material. Till's insurance and reinsurance policies are distributed by brokers and agents who manage cash collection on its behalf and Till monitors its exposure to brokers and agents. Till has policies in place that limit its exposure to individual reinsurers and conducts regular review processes to assess the creditworthiness of reinsurers with whom it transacts business. Reclamation bonds consist of term deposits and guaranteed investment certificates that have been invested with reputable financial institutions from which management believes the risk of loss to be minimal.

Equity price risk

The impact on net loss and other comprehensive income of a 5% increase applied to the price of all common and preferred shares would be an increase in net income of $231,003 (ten months ended December 31, 2014 - $429,682, twelve months ended February 28, 2014 - $2,240) and comprehensive income of $306,594 (ten months ended December 31, 2014 - $454,800, twelve months ended February 28, 2014 - $29,115) and a 5% decrease would be a decrease in net income of $231,003 (ten months ended December 31, 2014 - $429,682, twelve months ended February 28, 2014 - $2,240) and comprehensive income of $306,594 (ten months ended December 31, 2014 - $454,800, twelve months ended February 28, 2014 - $29,115).

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREAGES AND DELIQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that material information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. During the year ended December 31, 2015, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, as required by the rules and regulations under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2015, our disclosure controls and procedures were not effective due to the material weakness in internal control over financial reporting described below.

Following our acquisition of Omega on May 15, 2015, we began a review of Omega’s processes for internal control over financial reporting and integration of Omega’s processes into our processes for internal control over financial reporting. In connection with this review, we identified a weakness in relation to procedures for the review and approval of journal entries at Omega. This weakness is the result of a limited number of staff, and we are in the process of remediating this weakness by having the CFO not having access to the journal entry module. In addition, our Chief Financial Officer began his role in March 2016, and our controller began in 2015. Given the significant number of unique transactions and the extent of year-end adjustments, the financial statement disclosures and underlying analysis of transactions required personnel with a longer history in those roles. In these situations, management intends to consider the complexity of the matter and, if required, to bring in support to assist in the analysis. Our management considers this weakness to be a one-time event which will be resolved by stability among our financial reporting leadership.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Wayne Kauth is an “audit committee financial expert” under SEC rules, and that Mr. Kauth is an independent director under the applicable NASDAQ and SEC standards.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of our directors, officers, employees and consultants. The Code is available on our website at http://www.tillcap.com/governance.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees paid or accrued in U.S. dollars by our principal accountants, Grant Thornton LLP and KPMG Audit Limited, in 2015 and 2014, respectively:

Period	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
2015	$50,000	-	-	$161,570	$211,570
2014	$188320	$90,950	-	$22,389	$301,659

(1)	Audit fees are for services rendered by the principal accountant for the audit of our annual financial statements and services provided in connection with our regulatory filings.

(2)	Audit-related fees are for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements, but are not covered under (1) above.

(3)	Tax fees are for services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(4)	All other fees are for products and services provided by the principal accountant other than those described above. Included here for 2015 are fees related to services provided with regard to our Registration Statement on Form 20-F and for 2014, fees related to due diligence work for the acquisition of Omega.

Our Audit Committee pre-approves all audit, audit-related, tax and other services and associated fees performed by our independent registered public accountants prior to the engagement of the independent registered public accountants with respect to such services. All of the audit-related fees, tax fees and other fees disclosed above were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units) (Cdn$)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1-31, 2015	29,600	7.30	29,600	217,600
February 1-28, 2015	9,600	6.35	9,600	208,000
March 1-31, 2015	13,400	7.14	13,400	194,600
April 1-30, 2015	67,000	7.15	67,000	127,600
May 1-31, 2015	-	-	-	127,600
June 1-30, 2015	-	-	-	127,600
July 1-31, 2015	-	-	-	127,600
August 1-31, 2015	-	-	-	127,600
September 1-30, 2015	-	-	-	265,502
October 1-31, 2015	-	-	-	265,502
November 1-30, 2015	-	-	-	265,502
December 1-31, 2015	-	-	-	265,502
Total	119,600	7.12	119,600	265,502

On September 8, 2014, we announced a normal course issuer bid for up to 311,000 of our issued and outstanding common shares, which was approximately 8.6% of our outstanding common shares. Under this normal course issuer bid which expired on September 23, 2015, we repurchased 183,400 common shares all of which were returned to the treasury and cancelled.

On September 25, 2015, we announced a normal course issuer bid for up to 265,502 of our issued and outstanding common shares, which was approximately 10% of our public float. As of March 31, 2016, we had not repurchased any common shares pursuant to the normal course issuer bid. Purchases may still be made pursuant to this normal course issuer bid through its expiry date of October 13, 2016.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective December 22, 2015, KPMG Audit Limited (“KPMG”), resigned as the independent registered public accounting firm that audits our financial statements. The resignation of KPMG was approved by our Board of Directors, and, effective December 23, 2015, the Board appointed Grant Thornton LLP (“Grant Thornton”) to replace KPMG as our independent registered public accounting firm for the year ended December 31, 2015 and until the close of our 2016 annual meeting.

KPMG's report on our consolidated financial statements for the ten months ended December 31, 2014 did not contain an adverse opinion or disclaimer of opinions and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our consolidated financial statements for the ten months ended December 31, 2014, and through the period ended December 22, 2015, there were no disagreements with KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which disagreements, if not resolved to the satisfaction of KPMG, would have KPMG to make reference to the matter of such disagreements in their reports.

In connection with the audit of our consolidated financial statements for the ten months ended December 31, 2014, and through the period ended December 22, 2015, none of the events described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred.

We engaged Grant Thornton as our new independent registered public accounting firm to audit our 2015 consolidated financial statements. Prior to its appointment as our independent registered public accounting firm, Grant Thornton was the independent registered public accounting firm for our subsidiary, Omega Insurance Holdings Inc. In connection with the audit of our financial statements for the ten months ended December 31, 2014 and the year ended February 28, 2014, and through the period ended December 22, 2015, neither the Company nor anyone on its behalf have consulted with Grant Thornton on the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v).

We have provided KPMG with a copy of these disclosures prior to the filing hereof and has requested that KPMG furnish to us a letter addressed to the Securities and Exchange Commission stating whether KPMG agrees with the statements made by the Company in this item. KPMG has furnished such letter, which letter is filed as Exhibit 16 hereto as required by Item 16F(a)(3) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception for foreign private issuers, we, as a Bermuda company, are not required to comply with certain NASDAQ corporate governance standards. Specifically, we follow applicable Bermuda laws with respect to quorum requirements for shareholder meetings. Our quorum requirement at any annual or general meeting is equal to two or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying in excess of five percent of the exercisable voting rights. Under NASDAQ Marketplace Rule 5620(c), the minimum quorum requirement for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. We have claimed the exemption permitted under NASDAQ Marketplace Rule 5615(a)(3), whereby, as a foreign private issuer, we are permitted to follow our home country practice with respect to quorum requirements in lieu of the NASDAQ requirements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

Consolidated financial statements of Till Capital Ltd. are set forth on pages F-1 to F-45 of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit
Number	Description
1.1 *	Memorandum of Association
1.2 *	Bye-laws
4.1 *	Administration Agreement dated February 12, 2014 between Resource Re Ltd. and Cedar Management Limited
4.2 *	Master Services Agreement dated August 11, 2014 between Multi-Strat Re Ltd. and Resource Re Ltd.
4.3 *	Quota Share Retrocession Agreement dated August 11, 2014 between Multi-Strat Re Ltd. and Resource Re Ltd.
4.4 *	Stock Option Plan
4.5	Engagement letter with Taussig Capital Ltd. dated July 9, 2015
4.6	Employment agreement with Philip Cook dated May 15, 2015
4.7	Employment agreement with Matthew Cook dated May 15, 2015
4.8	Separation agreement with William Sheriff dated September 1, 2015
8.1	List of Subsidiaries
11.1 *	Code of Ethics
12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16	Letter from KPMG LLP regarding Item 16F(a) disclosure

* Previously filed and incorporated by reference from the Registration Statement on Form 20-F, filed with the Commission on March 13, 2015, as amended on May 4, 2015.

INDEX TO FINANCIAL STATEMENTS

Till Capital Ltd. (and accounting acquiror in the Arrangement, Americas Bullion Royalty Corp.)

Audited Consolidated Balance Sheets as of December 31, 2015 and December 31, 2014 and February 28, 2014	F-7
Audited Consolidated Statements of Comprehensive Loss for the Year Ended December 31, 2015 and for the Ten Months Ended December 31, 2014 and for the Twelve Months Ended February 28, 2014.	F-8
Audited Consolidated Statements of Changes in Shareholders’ Equity for the Year Ended December 31, 2015 and for the Ten Months Ended December 31, 2014 and for the Twelve Months Ended February 28, 2014.	F-9
Audited Consolidated Statements of Cash Flows for the Year Ended December 31, 2015 and for the Ten Months Ended December 31, 2014 and for the Twelve Months ended February 28, 2014.	F-10
Notes to the Consolidated Financial Statements for the Year Ended December 31, 2015 and for the Ten Months Ended December 31, 2014 and for the Twelve Months Ended February 28, 2014.	F-11

TILL CAPITAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015, TEN MONTHS ENDED DECEMBER 31, 2014, AND TWELVE MONTHS ENDED FEBRUARY 28, 2014

Report of Independent Registered Public Accounting Firm

To the Shareholders of Till Capital Ltd.

We have audited the accompanying financial statements of Till Capital Ltd., which comprise the consolidated balance sheet as at December 31, 2015 and the consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Till Capital Ltd. as at December 31, 2015 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restated Comparative Information

The consolidated financial statements of Till Capital Ltd for the ten month period ended December 31, 2014 and the year ended February 28, 2014 (prior to the restatement of the comparative information described in Note 2 to the consolidated financial statements) were audited by other auditors who expressed unmodified opinions on April 29, 2015 and November 17, 2014, respectively.

We also have audited the adjustments that were applied to restate the consolidated financial statements for the ten month period ended December 31, 2014 and the year ended February 28, 2014 to reflect the change in presentation currency, as described in Note 2 to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of Till Capital Ltd for the ten month period ended December 31, 2014 and the year ended February 28, 2014 other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the ten month period ended December 31, 2014 and the year ended February 28, 2014 taken as a whole.

Grant Thornton LLP (signed)
Toronto, Canada	Chartered Professional Accountants
May 12, 2016	Licensed Public Accountants

Report of INDEPENDENT registered public accounting firm

To the Shareholders of Till Capital Ltd.

We have audited the accompanying consolidated financial statements of Till Capital Ltd., which comprise the consolidated balance sheet as at December 31, 2014, the consolidated statements of comprehensive loss, changes in equity and cash flows for the ten-month period then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Till Capital Ltd.
32/1369/9313
April 29, 2015

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Till Capital Ltd. as at December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the ten-month period then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements which indicates that the comparative information presented as at and for the ten-month period ended December 31, 2014, has been restated.

We were not engaged to audit, review, or apply any procedures to the December 31, 2014 consolidated financial statements with respect to the restatement described in Note 2 to the consolidated financial statements. Accordingly, we do not express an opinion or any other form of assurance with respect to the restatement.

The consolidated financial statements of Till Capital Ltd. for the year ended February 28, 2014, which are those of its predecessor company, Americas Bullion Royalty Corp., were audited by another auditor who expressed an unmodified opinion on those statements on June 22, 2014.

/s/ KPMG Audit Limited

Chartered Professional Accountants

Hamilton, Bermuda

April 29, 2015

November 17, 2014

Independent Auditor’s Report

To the Shareholders of Americas Bullion Royalty Corp.

We have audited, before the effects of adjustments to reflect the change in presentation currency described in Note 2 to the consolidated financial statements, the consolidated financial statements of Americas Bullion Royalty Corp. which comprise the consolidated balance sheet as at February 28, 2014 and the consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information (the 2014 consolidated financial statements before the effects of the adjustments due to the change in presentation currency described in note 2 to the consolidated financial statements are not presented herein).

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of the Company’s internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, except for the effects of adjustments to reflect the change in presentation currency described in Note 2 to the consolidated financial statements, present fairly, in all material respects, the financial position of Americas Bullion Royalty Corp. as at February 28, 2014 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to reflect the change in presentation currency described in Note 2 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Till Capital Ltd.

Consolidated Balance Sheets

(Expressed in US dollars)

	December 31, 2015	December 31, 2014	February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Assets
Cash and cash equivalents	$1,519,881	$17,034,451	$2,588,528
Investments (Note 8)	25,103,191	9,291,340	797,143
Reinsurance contract receivable	—	6,087,262	—
Premiums and ceded claims receivable	1,994,350	—	—
Unpaid claims ceded (Note 9)	7,845,902	—	—
Unearned premiums ceded	1,479,632	—	—
Deferred policy acquisition costs (Note 9)	465,472	—	—
Assets held for sale (Note 6)	4,762,394	—	—
Promissory note receivable (Note 7)	2,463,262	—	—
Property, plant, and equipment (Note 10)	77,244	5,025,709	6,271,992
Royalty and mineral interests (Note 11)	1,089,804	13,828,158	6,023,031
Other assets (Note 12)	400,013	1,202,502	18,358,511
Deferred income tax asset (Note 15)	479,136	—	—
Intangible asset (Note 13)	322,657	—	—
Goodwill (Note 5)	3,259,701	346,591	—

Total Assets	$51,262,639	$52,816,013	$34,039,205

Liabilities
Provision for outstanding claims and adjustment expenses (Note 9)	$15,768,895	$6,771,623	$—
Claims and ceded premiums payable	2,110,536	—	—
Accounts payable and accrued liabilities (Note 14)	4,915,495	1,217,038	2,291,910
Unearned premiums	1,786,120	—	—
Unearned commissions	400,752	—	—
Deferred income tax liabilities (Note 15)	—	—	2,367,736
	24,981,798	7,988,661	4,659,646

Shareholders' equity (Note 16)
Share capital	3,429	3,569	115,600,198
Contributed surplus	41,236,917	41,810,164	9,784,972
Accumulated other comprehensive loss	(798,767)	—	(1,646,281)
Deficit	(14,672,446)	(684,361)	(94,359,330)
Equity attributable to shareholders of Till Capital Ltd.	25,769,133	41,129,372	29,379,559

Non-controlling interests	511,708	3,697,980	—

Total shareholders’ equity	26,280,841	44,827,352	29,379,559

Total liabilities and shareholders' equity	$51,262,639	$52,816,013	$34,039,205

Approved on behalf of the Audit Committee:

"Wayne Kauth"

The accompanying notes are an integral part of these consolidated financial statements.

Till Capital Ltd.

Consolidated Statements of Comprehensive Loss

(Expressed in US dollars)

	Twelve Months Ended December 31, 2015	Ten Months Ended December 31, 2014	Twelve Months Ended February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Revenue
Insurance premiums written	$20,693,110	$6,402,804	$—
Insurance premiums ceded to reinsurers	(20,764,179)	—	—
Net premiums earned	(71,069)	6,402,804	—

Insurance contract novations (Note 9)	(5,246,208)	—	—
Investment income (loss), net (Note 8)	(1,165,612)	605,989	(4,343)
Other income	496,339	76,187	17,778
	(5,986,550)	7,084,980	13,435
Expenses
Claims and claim adjustment expenses	371,742	7,122,640	—
Insurance contract novations (Note 9)	(5,113,010)	—	—
General and administrative expenses	2,663,318	2,544,799	3,751,685
Staff costs	2,159,117	1,069,848	2,492,107
Stock-based compensation (Note 16)	309,044	426,072	377,762
Mineral property impairment	5,434,227	3,308,879	38,682,830
Write-off of property, plant, and equipment	83,828	—	—
Gain on sale of mineral interests	—	—	(16,983,377)
Gain on settlement of debt	—	—	(10,936,130)
Foreign exchange loss	678,665	982,230	366,891
Interest and other expense	125,480	10,623	1,156,619
Loss from loss of control of subsidiary (Note 7)	2,911,774	—	—
Other gains	—	(187,862)	—
	9,624,185	15,277,229	18,908,387

Loss before income taxes	(15,610,735)	(8,192,249)	(18,894,952)

Current income tax (expense) recovery (Note 15)	(22,079)	—	715,340
Deferred income tax (expense) recovery (Note 15)	—	2,384,657	(2,520,000)

Loss for the period	$(15,632,814)	$(5,807,592)	$(20,699,612)

Loss attributable to:
Shareholders of Till Capital Ltd.	(13,988,085)	(5,000,555)	(20,699,612)
Non-controlling interests	(1,644,729)	(807,037)	—

Loss for the period	$(15,632,814)	$(5,807,592)	$(20,699,612)

Basic and diluted loss per restricted voting share of Till Capital Ltd.	$(4.05)	$(1.50)	$(11.89)

Weighted average number of restricted voting shares outstanding	3,454,207	3,329,269	1,740,665

Items that will be reclassified to income or loss:
Change in cumulative foreign exchange translation adjustment	(1,486,594)	1,038,220	(561,107)
Unrealized gain (loss) on available for sale investments, net of tax	687,827	(345,403)	(44,976)
Share of other comprehensive gain of associates	—	—	215,662
Other comprehensive income (loss)	(798,767)	692,817	(390,421)

Comprehensive loss for the period	$(16,431,581)	$(5,114,775)	$(21,090,033)

The accompanying notes are an integral part of these consolidated financial statements.

Till Capital Ltd.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in US dollars)

	Capital Stock				Accumulated other		Equity attributable to	Non-
	Shares	Amount	Treasury shares	Contributed surplus	comprehensive income (loss)	Deficit	shareholders of Till Capital Ltd.	controlling interests	Total
Balance, March 1, 2013	1,530,776	$111,359,388	$(112,104)	$9,398,924	$(1,255,860)	$(73,659,718)	$45,730,630	$—	$45,730,630

Loss for the year	—	—	—	—	—	(20,699,612)	(20,699,612)	—	(20,699,612)
Other comprehensive loss	—	—	—	—	(390,421)	—	(390,421)	—	(390,421)
Total comprehensive loss for the period	—	—	—	—	(390,421)	(20,699,612)	(21,090,033)	—	(21,090,033)
Private placement	271,640	4,394,798	—	—	—	—	4,394,798	—	4,394,798
Share issuance costs - cash	—	(58,160)	—	—	—	—	(58,160)	—	(58,160)
Issuance of shares - properties	1,406	—	—	—	—	—	—	—	—
Stock-based compensation and other	—	16,276	—	386,048	—	—	402,324	—	402,324
Balance, February 28, 2014 Restated (Note 2)	1,803,822	$115,712,302	$(112,104)	$9,784,972	$(1,646,281)	$(94,359,330)	$29,379,559	$—	$29,379,559

Net loss for the period	—	—	—	—	—	(5,000,555)	(5,000,555)	(807,037)	(5,807,592)
Other comprehensive gain	—	—	—	—	692,817	—	692,817	—	692,817
Total comprehensive gain (loss) for the period	—	—	—	—	692,817	(5,000,555)	(4,307,738)	(807,037)	(5,114,775)
Fractional shares adjusted for split	(33)	—	—	—	—	—	—	—	—
Shares issued for asset purchase	1,805,895	15,505,595	—	—	—	—	15,505,595	—	15,505,595
Issuance of shares - properties	3,000	28,496	—	—	—	—	28,496	—	28,496
Acquisition of subsidiaries (Note 23)	—	—	—	—	—	—	—	4,505,017	4,505,017
Stock-based compensation and other	—	—	—	424,831	—	—	424,831	—	424,831
Shares returned to treasury	(43,500)	(40)	—	—	—	—	(40)	—	(40)
Adjustment for contribution of shares	—	—	—	173,925	—	—	173,925	—	173,925
Reclassification of capital pursuant to quasi-reorganization (Note 16)	—	(131,242,784)	112,104	31,426,436	953,464	98,675,524	(75,256)	—	(75,256)
Balance, December 31, 2014 Restated (Note 2)	3,569,184	$3,569	$—	$41,810,164	$—	$(684,361)	$41,129,372	$3,697,980	$44,827,352

Net loss for the period	—	—	—	—	—	(13,988,085)	(13,988,085)	(1,644,729)	(15,632,814)
Other comprehensive loss	—	—	—	—	(798,767)	—	(798,767)	—	(798,767)
Total comprehensive loss for the period	—	—	—	—	(798,767)	(13,988,085)	(14,786,852)	(1,644,729)	(16,431,581)
Purchase of treasury shares	—	—	(841,520)	—	—	—	(841,520)	—	(841,520)
Cancellation of treasury shares	(139,900)	(140)	841,520	(841,380)	—	—	—	—	—
Stock-based compensation	—	—	—	268,133	—	—	268,133	—	268,133
Loss of control of subsidiary	—	—	—	—	—	—	—	(1,541,543)	(1,541,543)
Balance, December 31, 2015	3,429,284	$3,429	$—	$41,236,917	$(798,767)	$(14,672,446)	$25,769,133	$511,708	$26,280,841

The accompanying notes are an integral part of these consolidated financial statements.

Till Capital Ltd.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

	Twelve Months Ended December 31, 2015	Ten Months Ended December 31, 2014	Twelve Months Ended February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Cash flows from operating activities
Loss for the period	$(15,632,814)	$(5,807,592)	$(20,699,612)
Items not affecting cash:
Depreciation and accretion expense	79,853	271,447	892,055
Foreign exchange loss	678,665	660,926	327,295
Stock-based compensation	309,044	426,072	377,762
Loss on investments	707,958	31,671	452,214
Gain on embedded derivative on convertible notes	—	(187,862)	(183,861)
Gain on settlement of loan	—	—	(10,936,130)
Change in accrued taxes	—	(2,384,657)	2,519,836
Gain on sale of mineral interests	—	—	(16,983,377)
Impairment losses and write-offs	5,518,055	3,308,879	36,887,777
Loss on equity investment in associates	—	—	1,424,601
Loss from loss of control of subsidiary	2,911,774	—	—
Other non-cash items, net	22,079	—	88,618
	(5,405,386)	(3,681,116)	(5,832,822)
Changes in non-cash working capital items:
(Increase) decrease in reinsurance receivable	6,087,262	(6,402,804)	—
Increase in unpaid claims ceded and other insurance assets	(5,993,273)	—	—
Decrease in receivables	843,213	1,336,688	476,075
Increase (decrease) in insurance contract liabilities	(229,216)	7,122,640	—
Increase (decrease) in accounts payable and accrued liabilities	(787,143)	(3,351,175)	1,455,199
Other working capital changes	311,034	(314,518)	284,753
	(5,173,509)	(5,290,285)	(3,616,795)
Cash flows from investing activities
Increase in mineral interests	(310,983)	(1,368,881)	(3,196,813)
Development costs capitalization	(322,657)	—	—
Proceeds from reclamation bonds	750,889	—	155,978
Sales (purchases) of investments, net	3,192,573	(111,490)	—
Purchase of Omega net of cash received (Note 5)	(12,896,775)	—	—
Proceeds from sale of mineral properties	—	14,049,698	8,922,858
Sales (purchases) of property, plant, and equipment, net	528,650	(36,731)	(4,031,552)
	(9,058,303)	12,532,596	1,850,471
Cash flows from financing activities
Purchase of cash assets (Note 23)	—	9,189,916	—
Purchase of Till Capital Ltd. shares	(841,520)	(302,955)	—
Proceeds received from private placements	—	—	4,345,971
Other items, net	(320,346)	(44,473)	(548,248)
	(1,161,866)	8,842,488	3,797,723

Increase (decrease) in cash and cash equivalents during the period	(15,393,678)	16,084,799	2,031,399
Effect of foreign exchange rate changes on cash	(120,892)	(1,638,876)	(37,648)
Cash and cash equivalents, beginning of the period	17,034,451	2,588,528	594,777

Cash and cash equivalents, end of the period	$1,519,881	$17,034,451	$2,588,528

The accompanying notes are an integral part of these consolidated financial statements.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

1.   NATURE OF OPERATIONS

Till Capital Ltd. ("Till") was incorporated under the laws of Bermuda on August 20, 2012 under the name Resource Holdings Ltd. On March 19, 2014, Resource Holdings Ltd. changed its name to Till Capital Ltd. in accordance with Till's bye-laws and Section 10 of the Bermuda Companies Act 1981, as amended (the "Companies Act"). Till is an exempted holding company with its principal place of business at Continental Building, 25 Church Street, Hamilton HM12, Bermuda. Till's registered office is Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda and its registered agent is Compass Administration Services Ltd.

Till was formed to respond to the market need for more capacity for certain types of insurance and reinsurance. Till conducts its reinsurance business through Resource Re Ltd. (“RRL”), a wholly-owned subsidiary of Till that was incorporated in Bermuda on August 20, 2012 and licensed as a Class 3A insurance company in Bermuda by the Bermuda Monetary Authority (“BMA”) on August 28, 2013. RRL operates through the Multi-Strat Re Ltd. ("MSRE") program as a global property and casualty reinsurer to acquire medium to long-term customized reinsurance contracts with capped liabilities and diversification in specialty property and casualty lines. MSRE is a Bermuda based privately-held reinsurance company.

RRL's business strategy is to produce both underwriting profits from reinsurance policies and investment returns by investing reinsurance premiums and corporate capital. RRL generates underwriting income by offering reinsurance coverage to a select group of insurance companies, captive insurers that wish to redeploy capital more productively, profitable privately-held insurers with capital constraints that limit growth or wish to redeploy capital more productively, and insurers and reinsurers that are under regulatory, capital, or ratings stress. RRL's investment team has extensive experience in finance, trading, and operations.

On May 15, 2015, Till acquired all of the issued and outstanding shares of Omega Insurance Holdings, Inc. (“Omega”), a privately-held Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company (a fully licensed insurance company) and Focus Group, Inc. Omega’s mission is to offer secure, innovative, and customized solutions for insurers/reinsurers exiting the market and organizations with unique insurance needs in a cost effective manner. Omega’s expertise in both the Canadian run-off phase and the Canadian start-up phase for a foreign insurance company gives Omega a strategic advantage in its two main target markets:

•	To provide those insurers wishing to access the Canadian market an ability to do so in an efficient manner through fronting arrangements and other means.

•	To provide those insurers wishing to exit the Canadian market, through a dedicated company with experience in handling run-off business, an ability to facilitate such an exit so that their financial, legal, and moral obligations are met on a continuing basis, while being able to repatriate surplus capital in a more timely fashion.

2.   BASIS OF PRESENTATION AND CHANGE IN PRESENTATION CURRENCY

Basis of presentation and measurement

The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and stock-based awards that have been measured at fair value. These consolidated financial statements were approved by Till's Board of Directors for issuance on May 12, 2016.

Change of presentation currency

In May 2015, Till completed a US exchange listing to broaden its access to capital markets. Till’s shares commenced trading on Nasdaq on May 26, 2015. Till anticipates raising capital primarily in the US market. Till’s Board of Directors accordingly made a decision to change Till’s financial statements’ presentation currency from Canadian dollars to US dollars starting with the second quarter of 2015 so that investors in the US can better understand Till’s financial results and financial position, and the financial statements are more comparable to other companies in the US market.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

The audited consolidated financial statements have been prepared in US dollars as if the US dollar had been the presentation currency since January 1, 2015, and all comparative prior-period financial statements have been restated to US dollars in accordance with International Accounting Standard (“IAS”) 21, "The Effect of Changes in Foreign Exchange Rates" ("ISA 21"). The functional currency for Till is the US dollar. For purposes of presentation of the comparative financial statements, all assets and liabilities have been converted to US dollars at the rate prevailing at the end of the reporting period. It was not practical to determine the historic rates of exchange for shareholders’ equity, given that the predecessor company was Americas Bullion Royalty Corp. ("AMB"). Accordingly, the balances at March 1, 2013 for shareholders’ equity have been converted at the spot exchange rate of CDN$1.025 to US$1.000. Thereafter, profit and loss for the period is converted to US dollars at the average exchange rate for the period. Other equity transactions are converted at the date of the transaction or at the average exchange rate for the period depending on the nature of the underlying transaction. The exchange rates used in the converting Canadian dollars to US dollars were as follows:

	Twelve Months Ended December 31, 2015	Ten Months Ended December 31, 2014	Twelve Months Ended February 28, 2014
Spot exchange rate at period end	1.3870	1.1627	1.1133
Average exchange rate for the period	1.2785	1.1054	1.0461

Basic and diluted loss per restricted voting share is calculated on the loss for the period expressed in US dollars attributed to the shareholders of Till Capital Ltd. divided by the weighted average number of shares outstanding.

Business combinations

Till accounts for business combinations using the guidelines specified in IFRS. The acquisition method is used in accounting for business combinations. The consideration transferred by Till to obtain ownership of the assets is calculated as the acquisition-date fair values of assets transferred less the liabilities incurred and the equity interests issued by Till, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are recognized regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

AMB's purchase of Till as the accounting acquirer

AMB formerly Golden Predator Corp., was incorporated under the laws of the Province of British Columbia on January 6, 2009. AMB's business was to generate passive royalty income from its royalty properties, conduct mining exploration and development activities, and invest in undervalued natural resource assets. AMB’s principal royalty properties were located in Nevada, United States and its exploration properties were primarily located in Yukon, Canada.

On April 17, 2014, as a part of the corporate reorganization Plan of Arrangement (the "Arrangement"), AMB purchased all of the issued and outstanding shares of Till from MultiStrat Holdings Ltd. ("MSH") for $1.4 million. The assets of Till included $1.0 million cash and a 100% interest in Resource Re Ltd. AMB was considered the accounting acquirer and Till was the legal acquirer. The following factors from guidelines in IFRS 3, "Business Combinations" ("IFRS 3"), were used in determining that AMB was the accounting acquirer:

•	AMB initiated and managed the transaction and the board of directors and senior management of AMB remained with Till subsequent to the Arrangement.
•	The shareholders of AMB received 50.01% of the total shares issued or 1,806,789 shares of the total 3,612,684.
•	The carrying value of the AMB assets was greater than that of the assets of Till.
•	The estimated fair value of the AMB assets, based on AMB's market capitalization, exceeded the estimated fair value of the assets of Till.
•	AMB purchased all of the issued and outstanding shares of Till by transferring approximately $1.4 million for the purchase.

Changes in accounting period

In 2014, in conjunction with the Arrangement, Till changed its year end from February 28 to December 31. Therefore, the consolidated financial statements presented herein are for the twelve months ended December 31, 2015 compared to the ten months ended December 31, 2014 and twelve months ended February 28, 2014.

3.   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the accompanying audited consolidated financial statements are as follows:

a.	Basis of consolidation

The accompanying audited consolidated financial statements include the accounts of Till and its subsidiaries.

Subsidiaries are entities that Till controls, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when a company has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. That control is generally evidenced through ownership of more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in consolidation.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

Where necessary, adjustments are made to the financial statements of the subsidiaries and entities to conform their accounting policies with those used by Till.

Till's major subsidiaries and ownership interests as of December 31, 2015 are as follows:

Name of Subsidiary	Country of Incorporation	Functional Currency	Proportion of Ownership Interest	Principal Activity
Resource Re Ltd.	Bermuda	US	100%	Reinsurance
Silver Predator Corp.	Canada	Canadian	71.62%	Mineral exploration
Omega Insurance Holdings, Inc.	Canada	Canadian	100%	Holding company
Omega General Insurance Company	Canada	Canadian	100%	Insurance
Focus Group, Inc.	Canada	Canadian	100%	Insurance consulting
Till Capital US Holding Corp.	USA	US	100%	Holding company
Till Management Company	USA	US	100%	Investment management
Golden Predator US Holding Corp.	USA	US	100%	Management services

b.	Foreign currencies

Foreign Currency Transactions

Transactions denominated in currencies other than the functional currency are recorded using the exchange rates prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in the period in which they arise.

Foreign Currency Translation

For the purpose of presenting the consolidated financial statements, the assets and liabilities of Till’s foreign operations, being those entities that have a functional currency different from that of Till, are translated into US dollars at the rate of exchange prevailing at the end of the reporting period. Opening balances in shareholders' equity are translated at their historic rates. Transactions in shareholders' equity are translated at the rates prevailing at the date of the transactions. Income and expenses are translated at the average exchange rates for the period where those rates approximate the rates on the dates of transactions, and, where exchange differences arise, they are recognized as a component of equity.

c.	Cash and cash equivalents

Cash and cash equivalents include cash on deposit with banks and highly liquid short-term interest-bearing investments with a maturity of three months or less at the date of purchase. Carrying amounts approximate fair value due to the short-term nature and high liquidity of the instruments.

Interest income earned on cash and cash equivalents is recognized on the effective interest rate method. The carrying value of accrued interest income approximates estimated fair value due to its short-term nature and high liquidity.

d.	Investments

Till’s purchases and sales of investments are recognized at estimated fair value on the trade date and are subsequently carried at estimated fair value. The estimated fair values of quoted investments are determined based on prices from recognized exchanges, broker-dealers, recognized indices, or pricing vendors. Investments are derecognized when Till has transferred substantially all of the risks and rewards of ownership. Realized gains and losses are included in income or loss in the period in which they arise. Unrealized gains and losses from changes in estimated fair value of held for trading investments are included in income or loss. Unrealized gains and losses from changes in estimated fair value of available for sale investments are included in accumulated other comprehensive income or loss in shareholders’ equity.

On derecognition of an available for sale investment, previously recorded unrealized gains and losses are removed from accumulated other comprehensive income or loss in shareholders’ equity and included in current period income or loss.

Till reviews the carrying value of its available for sale investments for evidence of impairment. An investment is impaired if its carrying value exceeds the estimated fair value and there is objective evidence of impairment to the asset. Such evidence would include a decline greater than 20% for a period of more than six months in estimated fair value below cost or amortized cost, where other factors, such as expected cash flows, do not support a recovery in value. If an impairment charge is deemed appropriate, the difference between cost or amortized cost and estimated fair value is removed from accumulated other comprehensive income and charged to current period income or loss. Impairment losses on fixed income securities may be subsequently reversed through income or loss.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

e.	Derivative financial instruments

Derivatives are recognized at estimated fair value on the date a contract is entered into, the trade date, and are subsequently carried at estimated fair value. Derivative instruments with a positive estimated fair value are reported as derivative financial assets and those with a negative estimated fair value are reported as derivative financial liabilities.

Derivative financial instruments include exchange-traded future and option contracts. They derive their value from the underlying instrument and are subject to the same risks as that underlying instrument, including liquidity, credit and market risk. Estimated fair values are based on exchange or broker-dealer quotations. Changes in the estimated fair value of instruments that do not qualify for hedge accounting are recognized in current-period income. Till does not hold any derivatives classified as hedging instruments.

Derivative financial assets and liabilities are offset and the net amount is reported in the balance sheet only to the extent there is a legally enforceable right of offset and there is an intention to settle on a net basis, or to realize the assets and liabilities simultaneously. Derivative financial assets and liabilities are derecognized when Till has transferred substantially all of the risks and rewards of ownership or the liability is discharged, canceled, or expired.

f.	Reclamation bonds

Reclamation bonds include bonds that have been pledged for reclamation and closure activities and that are not available for immediate disbursement.

g.	Property, plant, and equipment

Property, plant, and equipment are carried at cost less accumulated depreciation and any accumulated impairment charges. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset. Residual values and useful lives are reviewed annually. Impairment losses and gains and losses on disposals of property, plant, and equipment are included in the consolidated statements of comprehensive loss.

h.	Assets under finance leases

From time to time, Till leases certain property, plant, and equipment. Leases of property, plant, and equipment where Till has taken on substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in long-term finance leases. The interest element of the finance cost is charged to the consolidated statements of comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant, and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

i.	Mineral interests

Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration, and evaluation costs are not recoverable, or the property is abandoned or management has determined that there is an impairment in value, the property is written down to its recoverable amount. Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

From time to time, Till acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After all costs relating to a property have been recovered, further payments received are recorded as a gain on option or disposition of mineral property.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

j.	Financial instruments

Financial instruments are recorded on the trade date, the date on which Till becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and Till has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled, or expired.

All financial instruments are required to be classified and measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the financial instrument.

At initial recognition, Till classifies its financial instruments in the following categories:

Financial assets and liabilities at fair value through profit or loss (“FVTPL”): a financial asset or liability is classified as FVTPL if it has been acquired principally for the purpose of selling it in the near-term or it is a derivative that is not designated and effective as a hedging instrument. FVTPL assets and liabilities are re-measured each period-end with any gains or losses recognized in the consolidated statements of comprehensive loss. Transaction costs for FVTPL assets and liabilities are expensed.

Financial assets available for sale: Available for sale financial assets are those non-derivative financial assets that are designated as available for sale or not classified as loans and receivables, held-to-maturity investments, or financial assets at fair value through profit or loss. Available for sale financial assets are re-measured each period-end with any gains or losses recognized in other comprehensive income. Transaction costs are expensed.

Loans: Loans include cash and cash equivalents, reclamation bonds, and other receivables and loans that have fixed or determinable payments that are not quoted in an active market. Loans are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable, accrued liabilities, and finance leases. Certain liabilities are initially recognized at the amount required to be paid, and subsequently are measured at amortized cost using the effective interest rate method.

k.	Product classification

Insurance contracts are those contracts where the insurer has accepted significant insurance risk from the policyholders by agreeing to compensate the policyholders if one or more specified uncertain future events (the insured event) adversely affects the policyholders. As a general guideline, the insurer determines whether it has significant insurance risk by comparing expected benefits payable if the insured event occurs, with expected benefits payable if the insured event does not occur.

Once a contract has been classified as an insurance contract, it remains classified as an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during that period.

l.	Premium revenue and unearned premiums

Insurance premiums written are recognized on the date that coverage begins. They are deferred as unearned premiums and recognized in earned premiums on a pro rata basis over the term of the policies.

Insurance premiums written and insurance premiums earned also include any adjustments arising during the accounting period for premiums receivable with respect to business written in prior accounting periods.

m.	Assumption portfolio transfer transactions

A premium is charged to other insurance companies for assuming the liabilities on a portfolio of insurance contracts. When the underlying insurance coverage is fully expired, the premium is recorded as income over the estimated period of run-off of the underlying insurance portfolio. At the same time, the actuarially determined estimate of unpaid claims, including adjustment expenses, the impact of any existing reinsurance on the portfolio transferred, and other costs of the transaction, are also recorded over the estimated period of run-off of the underlying insurance portfolio.

When the underlying insurance coverage is not fully expired, the premium is recorded as income on a pro rata basis over the term of the remaining underlying insurance policies. The impact of any reinsurance ceded on the portfolio is recorded as an expense at the time that the reinsurance contract is entered into.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

n.	Provision for outstanding claims and adjustment expenses - insurance contract liabilities

With the acquisition of Omega, Till entered into the insurance business. Prior to this, Till was in the reinsurance business. In accordance with IFRS 4 “Insurance Contracts” ("IFRS 4") paragraph 25(c), Till has continued the accounting policy of Omega for accounting for claim liabilities, which basis was on discounted basis.

Claim liabilities represent the amounts required to provide for the estimated ultimate expected cost of settling claims related to insured events, both reported and unreported, that have occurred on or before the balance sheet date. They also include a provision for adjustment expenses representing the estimated ultimate expected costs of investigating, resolving, and processing these claims.

Claim liabilities are first determined on a case-by-case basis as insurance claims are reported. They are reassessed as additional information becomes known. Also included in claims liabilities is a provision to account for the future development of these insurance claims, including IBNR, as required by actuarial standards.

Claim liabilities are estimated by the appointed actuary using generally accepted Canadian actuarial standard techniques and are based on assumptions that represent best estimates of possible outcomes, such as historical loss development factors and payment patterns, claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment, and other matters, taking into consideration the circumstances of Till and the nature of the insurance policies.

Claim liabilities are discounted to take into account the time value of money, using a rate that represents estimated market yield of the underlying assets backing the claim liabilities at the reporting date. Anticipated payment patterns are revised from time to time to give effect to the most recent trends and claims environment. This practice produces a representative market yield-based discount rate.

The ultimate amount of these liabilities will vary from the best estimate made for a variety of reasons, including the subsequent receipt of additional information with respect to facts and circumstances of the insurance claims incurred. To recognize the uncertainty in establishing these best estimates and to allow for possible deterioration in experience that the estimated actuarial liabilities are sufficient to pay future benefits, actuaries are required to include margins in some assumptions. A range of allowable margins is prescribed by the actuaries relating to claims development, reinsurance recoveries, and investment income variables. The aggregate of these margins is referred to as the provision for adverse developments ("PFAD").

o.	Acquisition expenses and liability adequacy test

Commissions, premium taxes, and other expenses that relate directly to the acquisition of premiums are deferred and amortized over the terms of the related policies to the extent they are considered recoverable from unearned premiums.

At the end of each reporting period, a liability adequacy test is performed to validate the adequacy of unearned premiums and deferred acquisition costs. A premium deficiency would exist if unearned premiums were deemed insufficient to cover the estimated future costs associated with the unexpired portion of written insurance policies. A premium deficiency would be recognized immediately as a reduction of deferred acquisition costs to the extent that unearned premiums plus anticipated investment income are not considered adequate to cover for all deferred acquisition costs and related insurance claims and expenses. If the premium deficiency is greater than the unamortized deferred acquisition costs, a liability is established for the excess deficiency.

p.	Reinsurance contracts

Till reports reinsurance balances on the balance sheet and in the statement of comprehensive loss on an undiscounted gross basis to recognize the credit risk related to reinsurance and its obligations to policyholders. Reinsurance balances include reinsurance contract receivables and liabilities, premiums earned, and claim and adjustment expenses.

Reinsurance premiums are included in income calculated on a pro rata basis over the term of the underlying insurance policies. The reinsurers’ share of unearned premiums is recognized using principles consistent with the method for establishing the related unearned premium liability.

q.	Provision for outstanding claims and adjustment expenses - reinsurance contract liabilities

Reinsurance contract liabilities include amounts provided for payment obligations for reinsurance losses that have occurred but not yet been settled and for related loss adjustment expense. The reinsurance contract liabilities are reported on an undiscounted basis. They are subdivided into reserves for losses reported by the balance sheet date and reserves for losses that have already been incurred but not yet reported ("IBNR") by the balance sheet date. The loss and claim adjustment expense reserves are based on estimates that may diverge from the actual amounts payable. In the reinsurance business, a considerable period of time may elapse between the occurrence of an insured loss, notification by the insurer, and pro rata payment of the loss by the reinsurer. With the aid of actuarial methods, the estimates make allowance for past experience and assumptions relating to the future development. Future payment obligations are not discounted for the time value of money.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

r.	Goodwill

Goodwill is tested annually for impairment to determine whether circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating units is less than their carrying amount, an impairment loss is recognized. Till performs its annual impairment test of goodwill as of December 31. The recoverable amount for the cash generating unit has been determined based on a value in use calculation. This calculation is derived from embedded value ("EV") principles together with the present value of expected profits from the existing and future business. Previously recorded impairment losses for goodwill are not reversed in future periods. When goodwill forms part of a cash-generating unit (or group of cash generating units) and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation to determine the gain or loss on disposal of the operation.

s.	Stock-based compensation

Till grants stock-based awards in the form of share options in exchange for services from certain employees, officers, and directors. The share options are equity-settled awards. Till determines the fair value of the awards on the date of grant. This fair value is charged to loss using a graded vesting attribution method over the vesting period of the options, with a corresponding credit to contributed surplus. When the share options are exercised, the applicable amounts of contributed surplus are transferred to share capital. At the end of the reporting period, Till updates its estimate of the number of awards that are expected to vest and adjusts the total expense to be recognized over the vesting period. Till accounts for share purchase warrants issued using the fair value method. Under this method, the fair value of share purchase warrants is determined using the Black-Scholes valuation model. Upon exercise of a share purchase warrant, consideration paid, together with the amount previously recognized in reserves, is recorded as an increase to share capital.

t.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred. The tax currently payable is based on taxable earnings for the period. Taxable income differs from earnings as reported in the consolidated statements of comprehensive loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. Till’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable earnings nor accounting earnings. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where Till is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that taxable earnings will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to earnings, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recognized in equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

u.	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) available to restricted voting shares by the weighted average number of shares outstanding during the reporting period. Diluted income (loss) per share is computed similar to basic income (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. In periods of loss, all unexercised options and warrants are considered anti-dilutive.

v.	Changes in accounting standards

Effective March 1, 2013, Till adopted the following new and revised standards, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

•	IFRS 10, "Consolidated financial statements" ("IFRS 10"), requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under a previous IFRS, consolidation was required when an entity had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, "Consolidation—special purpose entities", and parts of IAS 27, "Consolidated and separate financial statements". IFRS 10 standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have any impact on Till's financial statements.

•	IFRS 11, "Joint arrangements" ("IFRS 11"), requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are to be accounted for using the equity method of accounting, whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue, and expenses of the joint operation. IFRS 11 supersedes IAS 31, "Interests in joint ventures", and SIC-13, "Jointly controlled entities - non-monetary contributions by venturers". The adoption of this standard did not have any impact on Till's financial statements.

•	IFRS 12, "Disclosure of interests in other entities" ("IFRS 12"), establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Except for additional disclosures, the adoption of this standard did not have any impact on Till's financial statements.

•	IFRS 13, "Fair value measurement" ("IFRS 13"), is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by Till to measure fair value and did not result in any measurement adjustments as of March 1, 2013.

•	IAS 1, "Presentation of financial statements" ("IAS 1"), was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. Till has adopted the amendments to IAS 1 effective March 1, 2013. These amendments required Till to group other comprehensive incomes by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. Till has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

•	IAS 28, "Investment in associates and joint ventures" ("IFRA 28"), was amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. The adoption of this standard did not have any impact on Till's financial statements.

Effective March 1, 2014, Till adopted the following new and revised standards, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

•	Amendments to IAS 36, “Impairment of Assets” ("IAS 36"), clarify the recoverable amount disclosures for non-financial assets, including additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount was based on fair value less costs of disposal. The amendments apply retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted except an entity can not apply those amendments in periods (including comparative periods) in which it does not also apply IFRS 13.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

•	International Financial Reporting Interpretations Committee (“IFRIC”) 21, “Levies”, provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The Interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation.

w.	New standards not yet adopted

Till is currently evaluating the impact of the following pronouncements and has not yet determined the impact on its consolidated financial statements:

Financial Instruments

IFRS 9, "Financial Instruments" ("IFRS 9"), addresses the classification, measurement, and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the complete version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, "Financial Instruments: Recognition and Measurement". Additionally, IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets, and some modifications related to hedge accounting. This final version of IFRS 9 will become effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), replaces IAS 11, “Construction Contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer Loyalty Programmes”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfer of Assets From Customers”, and Standard Interpretations Committee (“SIC”) 31, “Revenue - Barter Transaction Involving Advertising Services”. IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract(s) with customers. This revenue standard introduces a single, principles-based, five-step model for the recognition of revenue when control of a good or service is transferred to the customer and requires the reporting entity to identify the contract(s) with the customer, identify the performance obligations in the contract(s), determine transaction price, allocate the transaction price, and recognize revenue when a performance obligation is satisfied. IFRS 15 is intended to enhance disclosures about revenue to help investors better understand the nature, amount, timing, and uncertainty of revenue and cash flows from contracts with customers and to improve the comparability of revenue from contracts with customers. This standard will become effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Leases

On January 13, 2016, the IASB issued IFRS 16, "Leases" ("IFRS 16"), under which all leases are to be included on the balance sheets of lessees, except for those that meet the limited exception criteria. This standard is effective for annual periods beginning on or after January 1, 2019.

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. It also requires management to exercise judgment in applying the applicable accounting policies. Those judgments and estimates are based on management’s knowledge of the relevant facts and circumstances, input from certain contractors, taking into account previous experience, but actual results may differ from the amounts reported in the financial statements.

Areas of estimation and judgment that have the most significant effect on the amounts recognized in this consolidated financial statements include:

a.	Valuation of insurance claim liabilities and reinsurance assets

Estimates must be made for both the expected ultimate cost of claims reported at the reporting date and for the expected ultimate cost of IBNR claims. A significant amount of time may pass before the ultimate claims cost can be established with certainty, and, for some types of policies, IBNR claims form the majority of the liability in the accompanying balance sheets.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

The ultimate cost of outstanding claims is estimated by using a range of actuarial claim projection techniques. The principal assumption underlying those techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. Those techniques extrapolate the development of paid and incurred losses based on the observed development of earlier years and expected loss ratios. Large claims are usually separately addressed either by being reserved at the value of loss adjuster estimates or are separately projected to estimate their future development. Additional qualitative judgment is used to assess the extent to which past trends may not apply in the future when estimating the ultimate cost of claims.

Estimates are also made for the portion of the ultimate cost of outstanding claims that will be recoverable from reinsurance ceded policies.

b.	Impairment of goodwill

The recoverable amount of goodwill related to the Omega business has been determined based on a value in use calculation using cash flow projections based on historic results for six years and financial budgets approved by senior management covering a four-year period. A pre-tax Till-specific risk-adjusted discount rate is used.

The key assumptions used for the value in use impairment calculation are:

•   The ability of Omega to maintain the existing fronting contracts and add further contracts.

•   The ability of Omega to close further portfolio transfer transactions for companies that wish to exit the Canadian market.

•   The run-off of existing claims liabilities will approximate the existing provisions related thereto.

c. Valuation of mineral interests

From time to time, Till has acquired exploration and development properties. When a number of properties are acquired in a portfolio, Till makes a determination of the fair value attributable to each of the properties within the total portfolio. When Till conducts further exploration on acquired properties, it may determine that certain of the properties do not support the values applied at the time of acquisition. If such a determination is made, the property is written down to its recoverable amount, which determination could have a material effect on Till's consolidated balance sheets and consolidated statements of comprehensive loss. See Note 11 regarding the determination of the recoverable amount of Till’s mineral properties.

d.	Fair value measurement of Level 3 investments

Level 3 investments are assets or liabilities that cannot be measured or can only be partially measured using observable market inputs.  These include private and unlisted equity securities where observable inputs are not available.  Fair values for the Level 3 investments are derived based on unobserved inputs such as management’s assumptions developed from available information using the services of an investment adviser. See Note 8.

e.	Loss of significant influence

Judgment is required as to the extent of influence that Till has over other entities. Till considers the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information.

f.	Business combinations

Till accounts for business combinations using the guidelines specified in IFRS 3. The acquisition method is used in accounting for business combinations. The purchase price is determined by the cash and other consideration, including contingent consideration issued in the transaction. Acquisition costs are expensed as incurred. Till recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

5.   ACQUISITION OF OMEGA

On May 15, 2015, Till completed the acquisition of Omega Insurance Holdings, Inc., a privately-held Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company (a fully licensed insurance company) and Focus Group, Inc. The acquisition enabled Till to provide those insurers wishing to access the Canadian market an ability to do so in the most efficient manner, through fronting arrangements and other creative solutions, and to provide those insurers wishing to exit the Canadian market, through a dedicated company with experience in handling "run-off" business, an ability to facilitate such an exit so that their financial, legal, and moral obligations are met on a continuing basis, while being able to repatriate surplus capital in a more timely fashion.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

In the second quarter of 2015, Till reported the purchase price of $14,062,970, an amount that represents 1.2 times the book value as of the closing date, and included an additional $751,880 for pending insurance transactions in process. All payments are subject to a 5% hold-back to be paid to Omega shareholders based on 2015 results, and adjusted to give effect to any adverse development above 10% in claim reserves as calculated from the closing date until December 31, 2015. Subsequent to year end, it has been determined that the Omega results require payment of the holdback and the holdback amount has been paid.

One of the two pending insurance transactions was closed in the third quarter of 2015 and the other one was closed in October 2015. The final amount for the two insurance transactions is $730,994. Accordingly, the final purchase price is $14,042,084. Transaction related costs in the amount of $47,911 have been expensed and included in general and administrative expenses.

Till has completed the identification and valuation of all identifiable assets and liabilities. A summary of the allocation of the purchase price of Omega to the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Consideration:
1.2 times the book value as of May 15, 2015	$13,311,090
Pending insurance transactions	730,994
Total purchase price	$14,042,084

Fair value of net assets acquired:
Cash and cash equivalents	$463,339
Investments	21,578,246
Accrued investment income	287,991
Trade and other receivables	3,357,467
Unpaid claims ceded	4,400,547
Goodwill	3,368,321
Intangible asset	630,858
Capital assets	45,774
Deferred income taxes	600,668
Total fair value of assets acquired	34,733,211

Payables and accruals	3,742,756
Provision for unpaid claims and adjustment expenses	13,225,004
Other liabilities	3,723,367
Total liabilities assumed	20,691,127

Net assets acquired	$14,042,084

The components of the cash payments are as follows:

95% based on book value upon closing	$12,665,670
95% of contingent consideration (paid in August and October 2015)	694,444
5% holdback (accrued as payable at December 31, 2015 and paid March 2016)	681,970
$14,042,084

Till has attributed $3,368,321 of the Omega purchase price to goodwill. Omega's results of operations have been included in Till's consolidated financial statements from the date of acquisition. As a result, net revenue of $551,576 and net loss of $493,765 were included in the statements of comprehensive loss for the twelve months ended December 31, 2015.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

For purposes of determining the carrying amount of goodwill (before any impairment charges, if any) goodwill is allocated to the business that has been purchased.  Accordingly, the goodwill relating to Omega has been determined to be in Canadian dollars as the business of Omega has a functional currency of Canadian dollars.  Thereafter, in reporting in US dollars as Till’s presentation currency, a loss is recorded in Comprehensive loss for the foreign exchange translation adjustment.  The continuity of Till’s goodwill amount on the balance sheet which includes the goodwill relating to Till's acquisition (Note 23) and Omega is as follows:

	Omega	Till	Total
Goodwill acquired in AMB purchase of Till	$—	$346,591	$346,591
Balance, December 31, 2014	—	346,591	346,591
Goodwill acquired in Omega acquisition	3,368,321	—	3,368,321
Loss on foreign exchange translation adjustment	(455,211)	—	(455,211)
Balance, December 31, 2015	$2,913,110	$346,591	$3,259,701

The following unaudited pro forma financial information represents the combined results of Till's operations as if the Omega acquisition had occurred at the beginning of the periods presented. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have occurred if the acquisition had taken place at the beginning of the periods presented, nor is it indicative of future operating results.

	Pro Forma
	Twelve Months Ended December 31, 2015	Ten Months Ended December 31, 2014	Twelve Months Ended February 28, 2014
Revenue (negative revenue)	$4,233,083	$27,092,430	19,865,025
Net loss	$15,584,908	$(5,051,100)	(20,337,236)

6.   ASSETS HELD FOR SALE

In the second quarter of 2015, Till's controlled subsidiary, Silver Predator Corp. ("SPD"), announced its intention to realize value from assets by initiating a process to sell all, or part, of the tangible and intangible assets at some of its properties in Nevada. SPD’s Board of Directors and management committed to a plan to sell two of SPD's assets, namely, the Springer mining and mineral assets and the Taylor mill. During 2015, negotiations related to the sale of these assets occurred. SPD currently considers that it is highly probable that the sales of the Springer mining and mineral assets and the Taylor mill assets will be completed within one year. Thus, pursuant to IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations" (“IFRS 5”), those assets are classified as assets held for sale and are measured at the lower of carrying amount and fair value less cost to sell at December 31, 2015. SPD used the market approach to estimate the fair value less costs to sell at December 31, 2015 by using observed market comparable transactions in the United States. There have been no writedowns of those assets to date as fair value less costs to sell exceeds the carrying amount.

	December 31, 2015	December 31, 2014	February 28, 2014
Assets:
Mineral properties - Springer	$763,826	$—	$—
Property, plant, and equipment - Springer	3,998,568	—	—
Taylor mill assets	—	—	—
	$4,762,394	$—	$—

7.   PROMISSORY NOTE RECEIVABLE AND INVESTMENT IN GOLDEN PREDATOR MINING CORP.

Loss of control of subsidiary

On September 2, 2015, Till entered into a separation agreement with Mr. William M. Sheriff, a former officer and director, whereby 7,100,000 shares of Till's controlled subsidiary, Golden Predator Mining Corp. ("GPY"), were transfered to Mr. Sheriff. As a result, Till no longer has a controlling interest in GPY. Accordingly, Till consolidated GPY through September 2, 2015 and recognized a $2,911,774 loss from loss of control of subsidiary. The remaining GPY shares are accounted for as an available for sale investment.

Although Till owned 33% of the issued and outstanding shares of GPY as of December 31, 2015, Till does not have significant influence or control over GPY. Till has no common directors or management personnel with GPY and Till has agreed to vote in favor of management's slate of directors for the GPY Board and not exercise Till's voting rights in regard to any financings until at least March 2017.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

Fair value of options issued	$(163,868)
Fair value of retained investment	446,281
Fair value of promissory note	2,570,950
2,853,363

Assets of GPY derecognized	(6,828,668)
Liabilities of GPY derecognized	467,345
Non-controlling interest	1,541,543
Cumulative translation adjustment	(945,357)
(5,765,137)

Loss from loss of control of subsidiary	$(2,911,774)

Upon the loss of control, Till derecognizes the assets and liabilities of GPY, the former subsidiary, along with the non-controlling interest, and the cumulative translation amount related to the cumulative foreign exchange adjustments that have been reflected in equity. Any resulting loss is recognized in profit or loss.

Options on GPY shares

As part of the separation agreement between Till and Mr. Sheriff, Till granted Mr. Sheriff two assignable options, each with a term of 18 months, to purchase the balance of Till’s ownership of 11,812,154 GPY shares. The initial derivative liability associated with those options was $163,868 and is included in the loss on loss of control. Thereafter, the financial derivative is reported at fair value. As of December 31, 2015, the carrying amount is $337,684. That amount will continue to be reported at fair value until expiry of the options on March 1, 2017 when the carrying amount at that date will be $nil. If an option is exercised prior to that date, the carrying amount of the financial derivative will be included in the proceeds upon sale of the investment.

The first option to purchase up to 5,500,000 of Till’s GPY shares, according to a staggered schedule and price, is as follows:

a)     if exercised by September 30, 2015, at CDN$0.11 per share

b)     if exercised by October 31, 2015, at CDN$0.12 per share

c)     if exercised by November 30, 2015, at CDN$0.13 per share

d)     if exercised by December 23, 2015, at CDN$0.14 per share, and

e)     if exercised after December 23, 2015 and before March 1, 2017, at CDN$0.15 per share

The second option is to purchase up to 6,312,154 of Till’s GPY shares before March 1, 2017 at CDN$0.15 per share. Till can accelerate the expiry of either option to a date 45 days after it gives notice to the holder at any time after the ten-day volume-weighted average price (“VWAP”) of the GPY shares is at or above CDN$0.25 per share. The closing price of GPY share on December 31, 2015 was CDN$0.13.

Through the date of the filing of the accompanying audited consolidated financial statements, Mr. Sheriff has exercised a total of 1,300,000 GPY share options. The first transaction was completed on September 30, 2015 for 500,000 shares at an exercise price of CDN$0.11 per share and the second transaction was completed on October 30, 2015 for 800,000 shares at an exercise price of CDN$0.12 per share. Till currently owns approximately 29% of the outstanding shares of GPY. For reference purposes, as of December 31, 2015, the exchange rate of CDN$ and US$ is CDN$1.00 equals US$0.72.

Promissory note

The promissory note is receivable from GPY at a face amount of CDN$3,753,332 ($2,570,950). The promissory note bears interest at 6% per annum to June 1, 2016, 8% per annum through to June 1, 2017, 10% per annum through to June 1, 2018, and 12% thereafter.

The note is repayable in the amounts of CDN$721,769 on June 1, 2016, CDN$1,256,000 on June 1, 2017, CDN$1,364,000 on June 1, 2018, and CDN$1,232,000 on June 1, 2019. All amounts are to be paid in cash. In addition to the shares of GPY's 100% owned subsidiary Golden Predator Exploration, Ltd., the promissory note is secured by GPY's interest in its Brewery Creek and 3 Aces properties.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

With the loss of control of GPY on September 2, 2015, the promissory note was initially recognized at fair value, and is subsequently being carried at amortized cost using the effective interest rate method.

Fair value of note at September 2, 2015	$2,570,950
Accrued interest	40,479
Foreign exchange loss	(148,167)
Carrying value, December 31, 2015	2,463,262

8.   INVESTMENTS

Held for trading investments

December 31, 2015	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies – natural resource sector	$1,319,657	$666,015	$1,985,672
Public companies – all other sectors	727,827	801,385	1,529,212
Private companies – natural resource sector	1,578,299	(573,114)	1,005,185
Private company – all other sectors	100,000	—	100,000
	$3,725,783	$894,286	$4,620,069
December 31, 2014 Restated (Note 2)
Public companies – natural resource sector	$6,560,826	$67,004	$6,627,830
Public companies – all other sectors	441,227	(13,807)	427,420
Private companies – natural resource sector	1,508,299	(225,976)	1,282,323
Private companies – all other sectors	256,060	—	256,060
Gold bullion	214,851	(19,517)	195,334
	$8,981,263	$(192,296)	$8,788,967
February 28, 2014 Restated (Note 2)
Public companies – natural resource sector	$183,778	$(138,974)	$44,804
Gold bullion	224,384	(9,534)	214,850
	$408,162	$(148,508)	$259,654

Available for sale investments

December 31, 2015	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Government bonds & guaranteed investment certificates	$18,275,852	$695,467	$18,971,319
Public companies – natural resource sector	1,505,023	(7,640)	1,497,383
Private company – natural resource sector	14,420	—	14,420
	$19,795,295	$687,827	$20,483,122
December 31, 2014 Restated (Note 2)
Public companies – natural resource sector	$768,726	$(333,087)	$435,639
Public companies – all other sectors	59,234	(9,701)	49,533
Private company – natural resource sector	—	17,201	17,201
	$827,960	$(325,587)	$502,373
February 28, 2014 Restated (Note 2)
Public companies – natural resource sector	$417,677	$2,919	$420,596
Private company – natural resource sector	116,893	—	116,893
	$534,570	$2,919	$537,489

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

Total Investments

December 31, 2015	Cost	Unrealized Gain	Estimated Fair Value
Held for trading	$3,725,783	$894,286	$4,620,069
Available for sale	19,795,295	687,827	20,483,122
	$23,521,078	$1,582,113	$25,103,191
December 31, 2014 Restated (Note 2)
Held for trading	$8,981,263	$(192,296)	$8,788,967
Available for sale	827,960	(325,587)	502,373
	$9,809,223	$(517,883)	$9,291,340
February 28, 2014 Restated (Note 2)
Held for trading	$408,162	$(148,508)	$259,654
Available for sale	534,570	2,919	537,489
	$942,732	$(145,589)	$797,143

An impairment charge of $428,596, relating to the Till’s available for sale investments is reflected in the statement of loss for the twelve months ended February 28, 2014 and available for sale investments with a cost of $639,162 were sold in the period for proceeds of $666,479.

Securities sold short

December 31, 2015	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies – natural resource sector	$(743)	$(107)	$(850)
Public companies – all other sectors	(1,223)	85	(1,138)
	$(1,966)	$(22)	$(1,988)
December 31, 2014 Restated (Note 2)
Public companies – natural resource sector	$(61,321)	$(11,008)	$(72,329)
	$(61,321)	$(11,008)	$(72,329)

There were no securities sold short at February 28, 2014

Fair value measurement

The fair value of securities in Till’s investment portfolio is estimated using the following techniques:

Level 1 - Assets or liabilities with quoted prices in active markets. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry company, pricing service, or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2 - Assets or liabilities that are measured using observable market data and are not allocable to Level 1. Measurement is based, in particular, on prices for comparable assets and liabilities that are traded on active markets, prices on markets that are not considered active, as well as inputs derived from such prices or market data.

Level 3 - Assets or liabilities that cannot be measured or can only be partially measured using observable market inputs. The measurement of such instruments draws principally on valuation models and methods (see level 3 reconciliation).

Till determines the estimated fair value of each individual security utilizing the highest level inputs available.

Till’s investments in exchange traded bond funds, guaranteed investment certificates, and public companies are classified as Level 1 investments because the fair values are based on quoted prices in active markets for identical assets that are reported at fair value. Till's investments in government bonds and public company warrants are classified as Level 2 investments because the fair value is measured using observable market data but identical assets are not quoted in active markets.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

The fair value hierarchy of Till’s investment holdings is as follows:

December 31, 2015	Level 1	Level 2	Level 3	Total
Government bonds & guaranteed investment certificates	$4,410,232	$14,561,087	$—	$18,971,319
Public companies – natural resource sector	3,394,735	88,320	—	3,483,055
Public companies – all other sectors	1,190,387	338,825	—	1,529,212
Private companies – natural resource sector	—	—	1,019,605	1,019,605
Private company – all other sectors	—	—	100,000	100,000
	$8,995,354	$14,988,232	$1,119,605	$25,103,191
December 31, 2014 Restated (Note 2)
Public companies – natural resource sector	$6,568,470	$495,000	$—	$7,063,470
Public companies – all other sectors	476,953	—	—	476,953
Private companies – natural resource sector	—	—	1,299,524	1,299,524
Private companies – all other sectors	—	—	256,060	256,060
	7,045,423	495,000	1,555,584	9,096,007
Gold	195,333	—	—	195,333
	$7,240,756	$495,000	$1,555,584	$9,291,340
February 28, 2014 Restated (Note 2)
Public companies – natural resource sector	$465,400	$—	$—	$465,400
Private companies – natural resource sector	—	—	116,893	116,893
	465,400	—	116,893	582,293
Gold	214,850	—	—	214,850
	$680,250	$—	$116,893	$797,143

The fair value hierarchy of Till’s securities sold short is as follows:

December 31, 2015	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$(850)	$—	$—	$(850)
Public companies – all other sectors	(1,138)	—	—	(1,138)
	$(1,988)	$—	$—	$(1,988)
December 31, 2014 Restated (Note 2)
Public companies – natural resource sector	$(72,329)	$—	$—	$(72,329)

A reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using Level 3 Inputs during the twelve months ended December 31, 2015 is as follows:

Equity Securities
Level 3 investments as of February 28, 2014 Restated (Note 2)	$116,893

Purchases	1,793,275
Sales	—
Total realized loss	—
Change in unrealized loss	(237,690)
Transfers out of Level 3	(116,892)
Level 3 investments as of December 31, 2014 Restated (Note 2)	$1,555,584

Purchases	70,000
Sales	—
Change in unrealized loss	(349,919)
Transfers out of Level 3	(156,060)
Level 3 investments as of December 31, 2015	$1,119,605

Level 3 assets are measured at each reporting date by assessing the unobservable inputs relating to each investment. The unobservable inputs relate mainly to an estimate of private company investments in the mining industry that require an assessment of mineral quantities, commodity prices, and costs of production. Where possible, management obtains external evidence of value relating to each investment and considers this information in assessing fair value such as previous trades in the entity and mineral data reports for mining entities.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

Realized gain (loss) on investments, net:

	Twelve Months Ended December 31, 2015	Ten Months Ended December 31, 2014	Twelve Months Ended February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Equities	$(1,273,486)	$1,284,581	$19,275
Options, warrants, and futures	(204,277)	485,209	—
Bonds	(42,579)	829	—
Gold bullion	(19,542)	—	—
Royalties	—	34,696	—
Foreign currency	134,435	18,579	—
	$(1,405,449)	$1,823,894	$19,275

Net change in unrealized gain (loss) on investments:

	Twelve Months Ended December 31, 2015	Ten Months Ended December 31, 2014	Twelve Months Ended February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Equities	$395,366	$(23,952)	$(23,618)
Options and futures	436,797	(11,586)	—
Bonds	10,417	(10,702)	—
Gold bullion	—	(20,058)	—
Foreign currency	46,759	34,628	—
	$889,339	$(31,670)	$(23,618)

Investment income (expense):

	Twelve Months Ended December 31, 2015	Ten Months Ended December 31, 2014	Twelve Months Ended February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Net interest and dividends	$421,733	$(70,371)	$—
Investment related expenses	(879,385)	(1,115,864)	—
	$(457,652)	$(1,186,235)	$—

Investment income (loss), net:

	Twelve Months Ended December 31, 2015	Ten Months Ended December 31, 2014	Twelve Months Ended February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Net realized gain (loss) on held for trading securities	$(1,353,389)	$1,823,894	$(7,169)
Net realized gain (loss) on available for sale securities	(52,060)	—	26,444
Change in net unrealized gain on held for trading securities	889,339	(125,157)	21,358
Change in net unrealized loss on available for sale securities	—	93,487	(44,976)
Change in unrealized loss on derivative liability	(191,850)	—	—
Net investment expense	(457,652)	(1,186,235)	—
	$(1,165,612)	$605,989	$(4,343)

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

9.   INSURANCE CONTRACT LIABILITIES, CEDED ASSETS, AND DEFERRED POLICY ACQUISITION COSTS

Provision for outstanding claims and adjustment expenses

	December 31, 2015	December 31, 2014	February 28, 2014
		Restated (Note 2)
Undiscounted amounts	$14,539,623	$6,771,623	$—
Adjustment for discount rate	(376,352)	—	—
Adjustment for PFAD	1,605,624	—	—
	$15,768,895	$6,771,623	$—

The amounts for December 31, 2015 result from the insurance business of the Omega subsidiary and are reported on a discounted basis (see Note 3(n)). There are no reinsurance claims and ceded asset as of December 31, 2015. As of December 31, 2014, the amounts relate to the reinsurance business in the Bermuda subsidiary and are reported on an undiscounted basis (see Note 3(p)).

Summary of changes in outstanding claims and claims ceded

	Twelve Months Ended December 31, 2015			Ten Months Ended December 31, 2014 Restated (Note 2)
	Outstanding Claims	Claims Ceded	Net	Outstanding Claims	Claims Ceded	Net
Balance at beginning of period	$6,771,623	$—	$6,771,623	$—	$—	$—
Omega acquisition	13,225,004	4,400,547	8,824,457	—	—	—
Assumed through assumption reinsurance transactions	9,136,084	7,377,726	1,758,358	—	—	—
Claims incurred for insured events of the current period	14,629,974	14,334,878	295,096	6,771,623	—	6,771,623
Increase (decrease) for insured events of prior periods	(2,531,876)	(2,700,331)	168,455	—	—	—
Less claims paid during the year	(18,257,185)	(14,703,794)	(3,553,391)	—	—	—
Insurance contract novations	(5,113,010)	—	(5,113,010)	—	—	—
Adjustment due to currency conversion	(2,091,719)	(863,124)	(1,228,595)	—	—	—
Balance at end of period	$15,768,895	$7,845,902	$7,922,993	$6,771,623	$—	$6,771,623

There were no outstanding claims and claims ceded as of February 28, 2014.

On August 28, 2015, Till announced that it had novated two reinsurance contracts held by its wholly-owned subsidiary, RRL, to MSRE. The total dollar value of the novated agreements was $5.3 million. The novations released RRL from its liabilities under those reinsurance contracts. As a result, Till reversed premium revenue of $5,246,208 and reversed claims and claim adjustment expenses of $5,113,010 during the twelve months ended December 31, 2015.

Deferred policy acquisition costs

	Twelve Months Ended December 31, 2015	Ten Months Ended December 31, 2014	Twelve Months Ended February 28, 2014
Balance at beginning of period	$—	$—	$—
Acquisition costs deferred	5,609,635	—	—
Amortization of deferred policy acquisition costs	(5,144,163)	—	—
Adjustment due to currency conversion	—	—	—
Balance at end of period	$465,472	$—	$—

Substantially all insurance premiums written in 2015 were ceded to reinsurers. Till's net exposure to claims results principally from portfolio transfer transactions (see preceding table relating to net claims exposure).

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

10. PROPERTY, PLANT, AND EQUIPMENT

	Land and structures	Computer equipment	Leasehold improvements and furniture	Equipment	Total
Cost:

Balance, February 28, 2014 Restated (Note 2)	$1,747,453	$741,331	$106,847	$4,938,238	$7,533,869
Acquired in reorganization	241,183	7,719	—	247,553	496,455
Additions	—	24,434	—	8,500	32,934
Dispositions	—	(63,209)	(6,219)	(26,023)	(95,451)
Impairment from reorganization	(1,133,881)	(3,898)	(5,335)	51,215	(1,091,899)
Currency translation adjustment	—	(2,932)	(833)	(44,086)	(47,851)
Balance, December 31, 2014 Restated (Note 2)	$854,755	$703,445	$94,460	$5,175,397	$6,828,057
Additions and other	—	6,424	50,780	—	57,204
Dispositions	(613,572)	(404,902)	(24,959)	(90,837)	(1,134,270)
Reclassification to Assets held for sale	—	—	—	(4,006,002)	(4,006,002)
Loss of control of subsidiary	(197,694)	(64,745)	(16,297)	(926,384)	(1,205,120)
Currency translation adjustment	(43,489)	(10,937)	974	(152,174)	(205,626)
Balance, December 31, 2015	$—	$229,285	$104,958	$—	$334,243

Accumulated depreciation:

Balance, February 28, 2014 Restated (Note 2)	$54,493	$609,761	$42,487	$555,136	$1,261,877
Acquired in reorganization	120,592	4,126	—	117,607	242,325
Depreciation	68,979	86,310	16,927	232,228	404,444
Dispositions	—	(62,428)	(5,182)	—	(67,610)
Impairment from reorganization	—	—	—	(2,438)	(2,438)
Currency translation adjustment	—	(2,762)	(503)	(32,985)	(36,250)
Balance, December 31, 2014 Restated (Note 2)	$244,064	$635,007	$53,729	$869,548	$1,802,348
Depreciation	49,350	36,657	20,058	153,355	259,420
Dispositions	(94,399)	(386,869)	(14,073)	(29,671)	(525,012)
Reclassification to Assets held for sale	—	—	—	(7,434)	(7,434)
Loss of control of subsidiary	(168,042)	(63,982)	(11,778)	(860,748)	(1,104,550)
Currency translation adjustment	(30,973)	(10,255)	(1,495)	(125,050)	(167,773)
Balance, December 31, 2015	$—	$210,558	$46,441	$—	$256,999

Net carrying amounts:

As of February 28, 2014:	$1,692,960	$131,570	$64,360	$4,383,102	$6,271,992
As of December 31, 2014:	$610,691	$68,438	$40,731	$4,305,849	$5,025,709
As of December 31, 2015:	$—	$18,727	$58,517	$—	$77,244

Commitments relating to operating leases for rental premises amount to $345,347 in 2016, $95,890 in 2017 and 2018, $72,098 in 2019 & $nil in 2020.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

11. ROYALTY AND MINERAL INTERESTS

	Balance, February 28, 2014	Acquisition costs incurred	Exploration costs incurred	Impairments	Acquired in reorganization	Reorganization purchase adjustment	Currency translation adjustment	Balance, December 31, 2014
	Restated (Note 2)							Restated (Note 2)
Yukon, Canada Properties:
Brewery Creek	$3,991,163	$—	$422,320	$(748,410)	$—	$(1,658,973)	$(169,575)	$1,836,525
Sonora Gulch	—	—	—	—	3,177,559	(105,731)	—	3,071,828
3 Aces	—	—	205,520	—	949,171	(38,422)		1,116,269
Other	158,072	152,542	26,956	(76,448)	1,718,569	(190,500)	(6,969)	1,782,222
Royalty interests	23,864	—	—	—	—	—	294	24,158

Total Yukon, Canada Properties	$4,173,099	$152,542	$654,796	$(824,858)	$5,845,299	$(1,993,626)	$(176,250)	$7,831,002

US and Other Properties:
Taylor	$—	$5,001	$65,687	$—	$4,471,828	$(1,027,300)	$327,272	$3,842,488
Other SPD Properties	—	108,615	301,444	—	1,364,096	(313,370)	119,050	1,579,835
Other US Properties	1,578,345	—	12,390	(1,128,477)	—	—	—	462,258
Royalty interests	271,587	—	943	(160,210)	—	—	255	112,575

Total US and Other Properties	$1,849,932	$113,616	$380,464	$(1,288,687)	$5,835,924	$(1,340,670)	$446,577	$5,997,156

Total	$6,023,031	$266,158	$1,035,260	$(2,113,545)	$11,681,223	$(3,334,296)	$270,327	$13,828,158

	Balance, December 31, 2014	Acquisition costs incurred	Exploration costs incurred	Impairments	Currency translation and other adjustments	Re- classification to assets held for sale	Loss of control of subsidiary	Balance, December 31, 2015
	Restated (Note 2)
Yukon, Canada Properties:
Brewery Creek	$1,836,525	$—	$17,888	$—	$(243,313)	$—	$(1,611,100)	$—
Sonora Gulch	3,071,828	—	11,467	—	(407,872)	—	(2,675,423)	—
3 Aces	1,116,269	7,587	—	—	(148,420)	—	(975,436)	—
Other	1,782,222	17,110	15	(760,515)	(236,964)	—	(801,868)	—
Royalty interests	24,158	—	—	—	—	—	—	24,158

Total Yukon, Canada Properties	$7,831,002	$24,697	$29,370	$(760,515)	$(1,036,569)	$—	$(6,063,827)	$24,158

US and Other Properties:
Taylor	$3,842,488	$—	$51,305	$(4,447,924)	$1,032,967	$—	$—	$478,836
Other SPD Properties	1,579,835	—	243,028	(225,788)	(833,249)	(763,826)	—	—
Other US Properties	462,258	—	11,977	—	—	—	—	474,235
Royalty interests	112,575	—	—	—	—	—	—	112,575

Total US and Other Properties	$5,997,156	$—	$306,310	$(4,673,712)	$199,718	$(763,826)	$—	$1,065,646

Total	$13,828,158	$24,697	$335,680	$(5,434,227)	$(836,851)	$(763,826)	$(6,063,827)	$1,089,804

As part of the Arrangement described in Note 23, Till entered into agreements to transfer certain assets to SPD and GPY, formerly Northern Tiger Resources Inc. Because the Arrangement resulted in Till consolidating SPD and GPY, the mineral properties related to these agreements were adjusted further due to the fair market value of the acquired shares being lower than their book value of the assets on the date of the transaction. On September 30, 2015, Till lost control of GPY as described in Note 7. As of December 31, 2015, Till owns approximately 72% and 33% of the outstanding shares of SPD and GPY, respectively. Till has mineral property interests as a result of its controlling interests in SPD. See SPD's publicly disclosed financial statements on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com for additional information regarding these properties.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

12. OTHER ASSETS

	December 31, 2015	December 31, 2014	February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Other receivables	$96,293	$36,315	$335,117
Prepaid expenses and deposits	179,252	290,830	91,985
Reclamation bonds	124,468	875,357	813,662
Receivable form sale of royalties	—	—	13,950,000
Short-term convertible notes	—	—	1,030,013
Investment in associates	—	—	2,137,734
	$400,013	$1,202,502	$18,358,511

13. INTANGIBLE ASSET

	December 31, 2015	December 31, 2014	February 28, 2014
	Tyche Trading System Development	Tyche Trading System Development	Tyche Trading System Development
Intangible Assets
Beginning of period	$—	$—	$—
Current period additions	322,657	—	—
Amortization	—	—	—
	$322,657	$—	$—

Work on the Tyche system began in 2014. In 2015, Tyche advanced from the research stage to the development stage as evidenced by the trading of securities by Tyche in 2015. Based on the results and continued improvements in Tyche, Till intends to complete the Tyche system and use it to trade securities. Till believes it has adequate technical, financial, and other resources to complete the development of Tyche.

The total capitalized development costs of the Tyche system for the twelve months ended December 31, 2015 amounted to $322,657. As of December 31, 2015, the Tyche system remains in the development stage. A determination will be made as to the useful life of the Tyche Intangible Asset and the capitalized development costs will be amortized over that period using the straight-line method.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2015	December 31, 2014	February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Trade payables	$1,622,068	$733,995	$912,329
Deposit - reinsurance assumption contracts	2,920,596	—	—
Accrued payroll	33,159	90,368	153,569
Other liabilities	1,988	72,329	847,295
Financial derivative (Note 7)	337,684	—	—
Debt and finance leases	—	320,346	378,717
	$4,915,495	$1,217,038	$2,291,910

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

15. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Twelve Months Ended December 31, 2015	Ten Months Ended December 31, 2014	Twelve Months Ended February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Net loss for the period	$(15,610,735)	$(8,192,249)	$(18,894,952)
Statutory tax rate	0%	0%	30%

Expected income tax recovery	—	—	(5,668,485)
Impact of different foreign statutory tax rates on earnings of subsidiaries	(2,515,000)	(1,709,000)	3,181,000
Permanent difference	(717,000)	237,000	(17,000)
Impact of future income tax rates	—	—	228,000
Carryback losses	—	—	(715,000)
Impact of flow-through shares	—	24,000	—
Share issue costs	—	(2,000)	—
Other	—	(80,000)	—
True up of prior-period provision to statutory tax returns	—	2,297,000	—
Change in unrecognized deductible temporary differences and other	3,254,079	(3,151,657)	4,796,145
Total income tax expense (recovery)	$22,079	$(2,384,657)	$1,804,660

Current income tax expense (recovery)	$22,079	$—	$(715,340)
Deferred income tax expense (recovery)	—	(2,384,657)	2,520,000
	$22,079	$(2,384,657)	$1,804,660

The significant components of Till’s unrecorded deferred tax assets are as follows:

	December 31, 2015	December 31, 2014	February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Deferred Tax Assets (liabilities):
Share issue costs	$68,000	$261,000	$383,000
Losses available for future periods	25,402,000	9,315,000	12,424,000
Property and equipment	550,000	1,776,000	659,000
Canadian eligible capital	639,000	136,000	125,000
Exploration and evaluation assets	16,791,000	16,081,000	8,815,000
Marketable securities	13,000	(309,000)	869,000
Unrecognized deferred tax assets	43,463,000	27,260,000	23,275,000

Deferred income tax liability	$—	$—	$2,367,736
Recognized deferred tax assets	$479,136	$—	$—

The significant components of Till’s unrecognized temporary differences and tax losses are as follows:

	December 31, 2015	Expiry Date Range	December 31, 2014	Expiry Date Range	February 28, 2014	Expiry Date Range
			Restated (Note 2)		Restated (Note 2)
Share issue costs	$227,000	2036 to 2038	$893,764	2035 to 2038	$1,276,000	2035 to 2037
Allowable capital losses	5,632,000	No expiry date	7,645,797	No expiry date	6,567,000	No expiry date
Non-capital losses available for future period	73,975,000	2026 to 2035	27,016,985	2015 to 2034	32,079,000	2015 to 2034
Property and equipment	1,896,000	No expiry date	5,435,142	No expiry date	2,225,000	No expiry date
Canadian eligible capital	457,000	No expiry date	464,701	No expiry date	417,000	No expiry date
Exploration and evaluation assets	51,873,000	No expiry date	51,180,977	No expiry date	26,065,000	No expiry date
Reserves	1,908,000	No expiry date	—	—	—	—
Marketable securities	(134,000)	No expiry date	(2,752,748)	No expiry date	578,000	No expiry date

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

The recognized deferred tax asset relates to the operations of Omega whereby the timing of insurance deductions for tax purposes is different than for accounting purposes.

Tax attributes are subject to review and potential adjustment by tax authorities. Till's April 2014 reorganization involved multiple transactions with various tax considerations that Till believes have no material effect on its current or deferred income tax liability.

16. SHARE CAPITAL AND RESERVES

Authorized share capital

In April 2014, in conjunction with the Arrangement described in Note 23, Till's Board of Directors approved changes to the authorized share capital. Till is authorized to issue 12,000,000 shares of restricted voting stock at a par value of $0.001. Shares of Till have restricted voting rights, whereby no single shareholder of Till is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till shares. However, if any one shareholder of Till beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till shares, the 9.9% restriction will no longer apply to the Till shares.

Till completed a quasi-reorganization effective December 31, 2014 to restate its share capital to an amount equal to its then issued and outstanding shares multiplied by the par value per share of $0.001, or $3,569. The quasi-reorganization also eliminated Till's historical deficit and increased contributed surplus. Because assets had been stated at approximate fair values, the quasi-reorganization had no effect on reported assets.

A quasi-reorganization is an accounting process and transaction that results in eliminating the accumulated deficit in retained earnings. This accounting process and transaction is limited to a reclassification of accumulated deficits as a reduction of share capital. Till implemented the quasi-reorganization effective December 31, 2014 upon completion of Till's revised business strategy and operating plans, and, as a result thereof, entered into the insurance and reinsurance business.

Stock options and warrants

Till adopted an incentive stock option plan (the “2014 Stock Option Plan”), under which Till’s Board of Directors may, from time to time and in its sole discretion, award options to acquire shares of the restricted voting stock of Till to directors, employees, and consultants. During the twelve months ended December 31, 2015, Till recognized stock-based compensation related to options of $169,735 (ten months ended December 31, 2014 - $426,072, twelve months ended February 28, 2014 - $377,762), which amounts are included in the consolidated statement of comprehensive loss. At December 31, 2015, Till has 167,641 stock options outstanding with a weighted average exercise price of CDN$14.51. Till also recognized stock-based compensation of $40,911 as a result of consolidating GPY (through September 30, 2015) and SPD.

Till's Board of Directors may, from time to time and in its sole discretion, issue warrants to acquire shares of the restricted voting stock of Till. During the twelve months ended December 31, 2015, Till issued 171,000 warrants with an exercise price of CDN$9.50 to MSRE and recognized stock-based compensation related to warrants of $98,398, which amount is included in the consolidated statement of comprehensive loss. At December 31, 2015, Till has 179,500 warrants outstanding with a weighted average exercise price of CDN$9.92.

The fair value of all compensatory options granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	December 31, 2015	December 31, 2014	February 28, 2014
Risk-free interest rate	1.42%	1.42%	1.29%
Expected life	5.00 years	5.00 years	4.26 years
Volatility	53.14%	47.30%	75.80%
Dividend rate	0.0%	0.0%	0.0%

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

The warrants and options outstanding in the following table are shown with historical amounts:

	Warrants		Stock Options
	Number	Weighted average exercise price (Canadian $)	Number	Weighted average exercise price (Canadian $)
Outstanding, February 28, 2013	37,500	$115.00	140,562	$49.00
Issued / granted	—	—	30,500	19.00
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	—	—	(33,416)	42.00

Outstanding, February 28, 2014	37,500	$115.00	137,646	$44.00
Issued / granted	8,500	18.27	225,900	10.00
Fractional options adjusted for split	—	—	87	—
Exercised	—	—	—	—
Expired	(37,500)	115.00	(24,796)	59.73
Forfeited	—	—	(30,974)	46.65

Outstanding, December 31, 2014	8,500	$18.27	307,863	$19.49
Issued / granted	171,000	9.50	10,500	7.00
Exercised	—	—	—	—
Expired	—	—	(16,050)	43.12
Forfeited	—	—	(134,672)	21.90

Outstanding, December 31, 2015	179,500	$9.92	167,641	$14.51

Exercisable, December 31, 2015	179,500	$9.92	93,941	$18.19

Normal course issuer bid

On September 25, 2015, Till announced that it has initiated a new normal course issuer bid ("NCIB"). Under the new NCIB, Till intends to bid for up to 265,502 common shares, representing 10% of the 2,655,025 shares forming Till's public float. Till's Board of Directors believes that the current and recent market prices for Till's common shares do not give full effect to their underlying value and that, accordingly, the purchase of common shares under the NCIB will increase the proportionate share interest of, and be advantageous to, all remaining shareholders. Till also believes the NCIB purchases will provide increased liquidity to current shareholders who would like to sell their shares. Purchased shares will be returned to treasury and canceled. Purchases subject to the bid will be carried out pursuant to open market transactions through the facilities of the TSX-V/Nasdaq by Canaccord Genuity on behalf of Till.

Under a prior NCIB that commenced on September 23, 2014 and expired on September 23, 2015, Till purchased 183,400 common shares through open market purchases, all of which have been returned to treasury and canceled.

Treasury shares

Till purchased and subsequently canceled 139,900 shares of its restricted voting shares during the twelve months ended December 31, 2015 pursuant to an NCIB program approved by Till's directors in September 2014.

17. INCOME (LOSS) PER SHARE

Till uses the treasury stock method to calculate diluted income (loss) per share. Following the treasury stock method, the numerator for Till’s diluted income (loss) per share calculation remains unchanged from the basic income (loss) per share calculation, as the assumed exercise of Till’s stock options and warrants does not result in an adjustment to profit or loss.

Stock options to purchase 167,641 restricted voting shares were outstanding at December 31, 2015 (December 31, 2014 – 307,863, February 28, 2014 - 137,646). Warrants to purchase 179,500 restricted voting shares were outstanding at December 31, 2015 (December 31, 2014 – 8,500, February 28, 2014 - 37,500). Those stock options and warrants were excluded in the calculation of diluted earnings per share because the exercise price of the awards was greater than the weighted average market value of the restricted voting shares in the twelve months ended ended December 31, 2015.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

18. SEGMENT INFORMATION

Till operates in a single segment, which is insurance.

The revenue from external customers and non-current assets (other than financial instruments and deferred tax assets) are divided into the following geographical areas:

	December 31, 2015	December 31, 2014	February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Revenue
Canada	$551,576	$—	$—
Bermuda	(6,689,783)	7,065,786	—
United States	151,657	19,194	13,435
	$(5,986,550)	$7,084,980	$13,435
Non-current assets
Canada	$2,948,221	$—	$4,571,517
Bermuda	849,585	17,992,738	—
United States	951,601	1,207,720	7,723,506
	$4,749,407	$19,200,458	$12,295,023

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant transactions impacting cash flows for the ten months ended December 31, 2014 included:

•	In the twelve months ended February 28, 2014, in connection with the option exercise related to Till's senior secured facility agreement, Till entered into an agreement for 18 Nevada royalties. The transaction included a hold-back receivable of $13,950,000 that was collected in April 2014 and was reported as investment proceeds.

•	The Grew Creek notes and interim financing notes recorded in accounts receivable at February 28, 2014 were paid in April 2014 by GPY in the form of shares with a fair value of CDN$1,311,081.

•	Till received $15,505,588 in cash and marketable securities from Kudu in exchange for Till's restricted voting shares.

Significant transactions impacting cash flows for the twelve months ended February 28, 2014 included:

•	Till's senior secured loan facility was retired when the lender exercised an option to retire the debt of $8,705,137 and accrued interest of $919,893. The offset to the debt was reported as a gain in the consolidated statements of comprehensive loss.

•	In connection with the option exercise related to Till's senior secured loan facility, Till entered into an agreement with Orion Royalty Company LLC (“Orion”) for 18 Nevada royalties. The transaction included a hold-back receivable of $13,950,000 that was collected subsequent to February 28, 2014.

•	In March 2013, Till received 6,240,000 common shares with a fair value of CDN$748,800 from SPD for payment on the option of the Taylor mineral property, in December 2013, Till received 6,283,333 common shares with a fair value of CDN$188,500 to complete the sale of the Taylor mineral property.

•	There was $397,816 of mineral property expenditures included in accounts payable and accrued liabilities as of February 28, 2014.

•	Till sold the Grew Creek property for CDN$900,000 in convertible notes.

20. RELATED PARTY DISCLOSURES

Compensation of key management personnel

Key management personnel comprise all members of Till's Board of Directors and executive officers. The compensation of key management personnel comprises salaries, fees, share-based awards, and other employee benefits. Total compensation amounted to $1.6 million for 2015 (ten months ended December 31, 2014 - $0.8 million, twelve months ended February 28, 2014 - $1.3 million).

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

Service agreements

Till is party to service agreements with SPD whereby Till provides accounting, corporate communications, and other management services on a cost-plus recovery basis, and was party to service agreements with GPY whereby Till provided similar services as to SPD on a cost-plus recovery basis. The agreements with GPY were terminated on July 31, 2015. During 2015, Till charged SPD a total of $242,786 (ten months ended December 31, 2014 - $149,638, twelve months ended February 28, 2014 - $nil) and GPY a total of $82,082 (ten months ended December 31, 2014 - $73,908, twelve months ended February 28, 2014 - $nil) for those service.

21. CAPITAL MANAGEMENT

Till’s objectives when managing capital consist of:

•   Ensuring policyholders in the insurance and reinsurance subsidiaries are well protected while maintaining strong regulatory capital levels (see Regulatory capital section below).

•   Maximizing long-term shareholder value by optimizing capital used to operate and grow Till.

Till views capital as a scarce and strategic resource. This resource protects the financial well-being of the organization, and is also critical in enabling Till to pursue strategic business opportunities. Adequate capital also acts as a safeguard against possible unexpected losses, and as a basis for confidence in Till by shareholders, policyholders, creditors, and others. For the purpose of capital management, Till has defined capital as shareholders’ equity, excluding accumulated other comprehensive income ("AOCI"). Capital is monitored by Till's Board of Directors. Till's insurance subsidiaries are subject to a minimum amount of capital which, in the case of Omega, is CDN$10 million, and in the case of RRL, is $1 million. Those amounts are not available to satisfy financial liabilities of the parent company or other subsidiaries. Both Omega and RRL are in compliance with those requirements.

Regulatory capital

Till manages capital on an aggregate basis, as well as individually for each regulated entity. Its insurance subsidiaries are subject to the regulatory capital requirements defined by Office of Superintendent of Financial Institutions (Canada) (“OSFI”) for Omega and the Bermuda Monetary Authority (“BMA”) for RRL.

Omega

OSFI has established an industry-wide supervisory target capital ratio of 150% to provide an amount above the minimum requirement. Management of Omega has set an internal target of 200%. To ensure that there is minimal risk of breaching the supervisory target, Omega has established a higher internal threshold in excess of which, under normal circumstances, Till will maintain its capital. Total capital available in Omega principally represents total shareholders’ equity less specific deductions for disallowed assets, including goodwill and intangible assets, net of related deferred tax liabilities. Total capital required is calculated by classifying assets and liabilities into categories and applying prescribed risk factors to each category. That amount is further increased by an operational risk margin, based on the overall riskiness of a P&C insurer (its capital required) and its premium volume. Capital required is then reduced by a credit for diversification between investment risk and insurance risk. Reinsurance is utilized to protect Till’s capital from catastrophic loss.

As of December 31, 2015, Omega had total capital available of CDN$9.2 million and a total capital required of CDN$2.3 million. Omega's Minimum Capital Test ratio is at 409% compared to a minimum Capital Test Ratio of 100% with a 150% supervisory target for Canadian property and casualty insurance companies as established by OSFI. In addition to that test, there is a minimum capital requirement in Canada of CDN$10 million set by OSFI as the minimum amount of capital for an insurance company; Omega has met that requirement.

Resource Re Ltd.

RRL is registered as a Class 3A insurer under The Bermuda Insurance Act 1978 and related regulations (the “Act”) that requires that RRL file a statutory financial return and maintain certain measures of solvency and liquidity.  As of December 31, 2015, RRL met the required Minimum General Business Solvency Margin and the required Minimum Liquidity Ratio.

The required Minimum General Business Solvency Margin at December 31, 2015 was $1,000,000 (December 31, 2014 - $1,213,089, February 28, 2014 - $nil). RRL’s statutory capital and surplus at December 31, 2015 was $3,660,932 (December 31, 2014 - $39,106,637, February 28, 2014 - $nil).

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

The Minimum Liquidity Ratio is the ratio of the insurer’s relevant assets to its relevant liabilities. The minimum allowable ratio is 75%. RRL’s relevant assets at December 31, 2015 were $5,655,463 (December 31, 2014 - $28,838,065, February 28, 2014 - $nil) and 75% of its relevant liabilities as of December 31, 2015 were $28,671 (December 31, 2014 - $5,380,019, February 28, 2014 - $nil).

Distributions by RRL to Till are restricted to the extent that any such distribution would result in RRL not meeting the required Minimum General Business Solvency Margin or the required Minimum Liquidity Ratio.

22. FINANCIAL RISK MANAGEMENT

Insurance risk

Till principally issues general insurance contracts in personal property, commercial property, and liability lines of business. Under these general insurance contracts, Till is exposed to certain risks defined in the general insurance contracts, usually for durations of one to twelve months.

In addition to general insurance contracts, Till also assumes portfolios of existing claims from other insurers through assumption reinsurance transactions. These portfolios of claims could be from any line of business that the transferring insurer wrote in the past. Under these assumption reinsurance transactions, Till is exposed to certain risks defined in the underlying insurance contracts that were originally written by the transferring insurer.

The principal risk Till faces under both general insurance contracts and assumption reinsurance transactions is that the actual claims and benefit payments, or the timing thereof, differs from the expectations used to price the general insurance contacts or assumption reinsurance transactions. That risk is influenced by the frequency of claims, severity of claims, emergence of unknown claims, actual benefits paid, and subsequent development of long-term claims. For long-tail claims that take years to settle, Till is also exposed to inflation risk. Till's objective is to ensure that sufficient reserves are available to cover those liabilities.

Risk exposure is mitigated by diversification across a portfolio of insurance contracts and geographical areas. The variability of risks is also improved by careful selection and implementation of underwriting strategies and guidelines. Inflation risk is also mitigated by taking expected inflation into account when estimating insurance contract liabilities.

Risk exposure is also mitigated through the use of various claim review strategies and guidelines to reduce the risk exposure for Till.

Till purchases reinsurance as part of its risk mitigation strategies. Reinsurance is placed on both a proportional and non-proportional basis. The use of proportional and non-proportional reinsurance varies by line of business.

Amounts recoverable from reinsurers (reinsurance assets) are estimated in a manner consistent with the underlying claim liabilities and in accordance with the reinsurance contracts. Although Till has reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit risk exposure exists with respect to such reinsurance agreements.

The table below sets out the concentration of insurance claim liabilities by line of business:

	December 31, 2015			December 31, 2014
				Restated (Note 2)
	Insurance Liability	Reinsurance Asset	Net	Insurance Liability	Reinsurance Asset	Net
Automobile	$2,371,266	$1,510,079	$861,187	$—	$—	$—
Aircraft	229,574	102,454	127,120	—	—	—
Property	1,728,404	1,544,560	183,844	—	—	—
Liability	10,931,443	4,688,809	6,242,634	—	—	—
Other	508,208	—	508,208	—	—	—
Reinsurance	—	—	—	6,771,623	—	6,771,623
Total	$15,768,895	$7,845,902	$7,922,993	$6,771,623	$—	$6,771,623

Key assumptions underlying the valuation of the insurance claim liabilities are that Till’s future claims development will follow a similar pattern to past claims development experience, including average claim costs, claim handling costs, claim inflation factors, and claim numbers for each accident year. Additional qualitative judgments are used to assess the extent to which past trends may not apply in the future. Judgment is further used to assess the extent to which external factors such as court decisions and government legislation affect the estimates. Other key circumstances affecting the reliability of assumptions include variation in interest rates, claim settlement delays, and changes in foreign exchange rates.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

A 5% increase in the net outstanding claim liabilities as of December 31, 2015 would have resulted in a decrease to comprehensive income of approximately $396,000 (2014 - approximately $482,000).

A 5% decrease in the net outstanding claim liabilities as of December 31, 2015 would have resulted in an increase to comprehensive income of approximately $396,000 (2014 - approximately $482,000).

The following table sets out the estimates of gross cumulative incurred claims, including both claims notified and IBNR for each successive underwriting year at each reporting date, together with cumulative payments to date (amounts are in thousands):

Gross	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
End of year	747	428	890	960	7,181	8,867	10,669	13,198	16,119	20,559	79,618
One year later	1,013	640	1,591	1,822	9,214	9,587	10,605	13,236	16,681	—	64,389
Two years later	953	565	1,627	2,870	9,167	9,184	10,488	13,218	—	—	48,072
Three years later	736	558	2,146	3,820	9,453	9,093	10,655	—	—	—	36,461
Four years later	694	566	2,338	3,759	9,774	9,156	—	—	—	—	26,287
Five years later	652	565	2,206	3,710	10,518	—	—	—	—	—	17,651
Six years later	550	561	2,154	3,919	—	—	—	—	—	—	7,184
Seven years later	521	561	2,246	—	—	—	—	—	—	—	3,328
Eight years later	497	560	—	—	—	—	—	—	—	—	1,057
Nine years later	497	—	—	—	—	—	—	—	—	—	497
Cumulative payments to date	(497)	(530)	(1,757)	(3,401)	(9,459)	(8,166)	(9,721)	(12,456)	(15,594)	(18,462)	284,544
Current reserve	—	30	489	518	1,059	990	934	762	1,087	2,097	7,966
Current reserve for assumption reinsurance transactions for original underwriting years prior to 2005											7,803
Total gross outstanding claim liabilities											15,769

Net (of reinsurance)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
End of year	292	133	447	502	4,009	6,422	7,218	7,575	9,890	291	36,779
One year later	372	193	764	971	6,650	7,670	7,798	8,033	10,480	—	42,931
Two years later	208	169	779	2,366	7,333	7,438	7,860	8,027	—	—	34,180
Three years later	180	168	1,382	3,410	7,720	7,597	8,022	—	—	—	28,479
Four years later	187	170	1,544	3,483	7,792	7,683	—	—	—	—	20,859
Five years later	177	170	1,391	3,377	8,242	—	—	—	—	—	13,357
Six years later	147	169	1,391	3,403	—	—	—	—	—	—	5,110
Seven years later	139	169	1,484	—	—	—	—	—	—	—	1,792
Eight years later	133	169	—	—	—	—	—	—	—	—	302
Nine years later	133	—	—	—	—	—	—	—	—	—	133
Cumulative payments to date	(133)	(159)	(995)	(2,910)	(7,368)	(6,772)	(7,363)	(7,726)	(10,094)	(5)	183,922
Current reserve	—	10	489	493	874	911	659	301	386	286	4,409
Current reserve for assumption reinsurance transactions for original underwriting years prior to 2005											3,514
Total net outstanding claim liabilities											$7,923

Till has presented the foregoing tables on an underwriting year basis as opposed to an accident year basis. As a result, the reserves at the “one year later” point can normally be expected to increase. Assuming the reserves develop as expected, there will be premium earned in that subsequent year to offset the incurred claims.

Till has presented the reserves for unpaid claims assumed in assumption reinsurance transactions in a single line in the above tables since the original underwriting years for the underlying insurance contract liabilities were for years prior to 2005. During the twelve months ended December 31, 2015, the insurance contract liabilities from assumption reinsurance transactions developed favorably by approximately $655,000 (2014 - approximately $492,000) on a net of reinsurance basis.

Liquidity risk

Liquidity risk is the risk that Till is unable to meet its financial obligations as they come due. Till manages this risk by management of its working capital to assess that the estimated expenditures will not exceed share capital and debt financings, or proceeds from property sales or option exercises.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

The following tables show the terms to maturity of investments and the maturity of financial liabilities:

	Less than 1 year	From 1 to 5 years	Over 5 years	No specific maturity	Total
Cash and cash equivalents	$1,519,881	$—	$—	$—	$1,519,881
Fixed-income securities	3,951,504	10,906,186	4,113,629	—	18,971,319
Common and preferred shares	5,012,267	—	—	1,119,605	6,131,872
	$10,483,652	$10,906,186	$4,113,629	$1,119,605	$26,623,072

	Less than 1 year	From 1 to 5 years	Over 5 years	No specific maturity	Total
Provision for claims	$5,450,760	$8,112,692	$2,205,443	$—	$15,768,895
Claims and ceded premiums payable	2,110,536	—	—	—	2,110,536
Accounts payable and accrued liabilities	4,915,495	—	—	—	4,915,495
	$12,476,791	$8,112,692	$2,205,443	$—	$22,794,926

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Till's credit risk is primarily attributable to cash and cash equivalents, investments, balances receivable from policyholders and reinsurers, and reclamation bonds. Till has policies in place to limit and monitor its exposure to individual issuers and classes of issuers of investments. Till's credit exposure to any one individual policyholder is not material. Till's insurance and reinsurance policies are distributed by brokers and agents who manage cash collection on its behalf and Till monitors its exposure to brokers and agents. Till has policies in place that limit its exposure to individual reinsurers and conducts regular review processes to assess the creditworthiness of reinsurers with whom it transacts business. Reclamation bonds consist of term deposits and guaranteed investment certificates that have been invested with reputable financial institutions from which management believes the risk of loss to be minimal.

Till's maximum exposure to credit risk is limited to the carrying amount of financial assets as follows:

	December 31, 2015	December 31, 2014	February 28, 2014
		Restated (Note 2)	Restated (Note 2)
Class of financial assets, at carrying amounts
Bonds	18,971,319	—	—
Listed equity securities	5,012,267	7,540,422	465,400
Private placements	1,119,605	1,555,584	116,893
Gold Bullion	—	195,334	214,850
Cash and cash equivalents	1,519,881	17,034,451	2,588,528
Receivables	12,303,514	6,087,262	—
	38,926,586	32,413,053	3,385,671

Equity price risk

The impact on net loss and other comprehensive income of a 5% increase applied to the price of all common and preferred shares would be an increase in net income of $231,003 (ten months ended December 31, 2014 - $429,682, twelve months ended February 28, 2014 - $2,240) and comprehensive income of $306,594 (ten months ended December 31, 2014 - $454,800, twelve months ended February 28, 2014 - $29,115) and a 5% decrease would be a decrease in net income of $231,003 (ten months ended December 31, 2014 - $429,682, twelve months ended February 28, 2014 - $2,240) and comprehensive income of $306,594 (ten months ended December 31, 2014 - $454,800, twelve months ended February 28, 2014 - $29,115).

23.  REORGANIZATION PLAN

On April 17, 2014, Till completed an Arrangement whereby shareholders of AMB received 0.01 of restricted voting shares of Till Capital Ltd. in exchange for each AMB share held. Till issued a total of 3,612,684 shares pursuant to the Arrangement, including 1,806,789 to AMB shareholders. As a result of the Arrangement, the AMB shares ceased trading on the Toronto Stock Exchange (“TSX”) on April 23, 2014 and the Till shares became listed on the TSX-V on April 24, 2014.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

The Till shares that AMB shareholders received under the Arrangement are restricted voting shares, whereby no single shareholder of Till is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till shares. However, if any one shareholder of Till beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till shares, the 9.9% restriction will no longer apply to the Till shares.

The Arrangement was denominated principally in Canadian dollars, however, the tables in this note have been translated to US dollars, for reference purposes, the exchange rates of CDN$ and US$ on April 17, 2014, December 31, 2014, and December 31, 2015 are CDN$1.00 equals US$0.91, US$0.86, and US$0.72, respectively.

The Arrangement involved the following series of transactions in sequential order as presented:

a)	Golden Predator US Holding Corp. (“GPUS”), a wholly-owned subsidiary of AMB, sold all of the issued and outstanding shares of Nevada Royalty Corp. (“NRC”), and Springer Mining Corp. (“Springer”), each a wholly-owned subsidiary of GPUS, to Silver Predator Corp. (“SPD”) pursuant to a share purchase agreement between GPUS and SPD, dated April 17, 2014, in exchange for the grant of certain royalties, a convertible promissory note in the principal amount of $4,500,000, and 6,892,500 shares of SPD. The assets of NRC and Springer include the Springer mine and mill, the Taylor mill, and certain US mineral properties;

b)	AMB purchased all of the issued and outstanding shares of Till from MultiStrat Holdings Ltd. (“MSH”) for approximately $1.4 million. The assets of Till included $1.0 million cash and 100% interest in Resource Re Ltd., a Bermuda- incorporated company that holds a Class 3A insurance license;

c)	AMB transferred certain royalties, cash, and securities to Till as a capital contribution in exchange for 1,806,789 Till shares;

d)	Till received assets of Kudu Partners, LP (“Kudu”), consisting of $9.2 million in cash and $6.3 in securities (including 6,728,508 SPD shares) in exchange for the issuance of 1,805,895 Till shares;

e)	Till transferred all issued and outstanding AMB shares to Northern Tiger Resources (“NTR”) in exchange for 1,571,429 shares of NTR, a convertible promissory note in the principal amount of CDN$4,700,000, and certain royalties. The assets in AMB that NTR acquired include Brewery Creek and other Yukon mineral interests, and AMB’s accumulated tax losses;

f)	Till subscribed for 6,428,571 common shares of NTR for CDN$1,800,000 in a private placement;

g)	NTR issued 2,414,774 common shares to Till in satisfaction of outstanding debts of CDN$507,103;

h)	NTR issued 3,809,524 common shares to Till with the conversion of the convertible portion (CDN$800,000) of the Grew Creek promissory notes; and,

i)	In conjunction with the Arrangement, Redtail Metals Corp. (“RTZ”), a junior exploration company, was purchased by NTR whereby NTR issued 4,773,405 shares to former RTZ shareholders. NTR shares were then consolidated on a 7:1 basis and NTR’s name has been changed to Golden Predator Mining Corp. (“GPY”).

AMB is considered the accounting acquirer in the Arrangement. As part of the sale of assets to SPD in the Arrangement-related transactions, Till agreed to a concurrent financing of CDN$1,800,000 in the form of a private placement in SPD. The financing agreement was revised and was closed on July 30, 2014 for CDN$1,330,000. As a result of these transactions, not including the CDN$1.3 million private placement with SPD, Till owned 55% of the outstanding shares of SPD and 54% of GPY.

On July 30, 2014, Till participated in SPD’s private placement by purchasing 19,000,000 common shares, and on April 17, 2015, Till received 29,028,000 SPD shares as payment pursuant to the terms of the note agreement dated April 17, 2014. Till now holds 91,705,674 shares, or 71.62%, of SPD's issued and outstanding shares.

AMB’s purchase of Till as the accounting acquirer

AMB was incorporated under the laws of the Province of British Columbia on January 6, 2009. AMB's business plan was to generate passive royalty income from its royalty properties, conduct mining exploration and development activities, and invest in undervalued natural resource assets. AMB’s principal royalty properties were located in Nevada, United States and its exploration properties were primarily located in the Yukon Territory, Canada.

On April 17, 2014, as part of the Arrangement, AMB purchased all of the issued and outstanding shares of Till from MultiStrat Holdings Ltd. (“MSH”) for approximately $1.4 million. The assets of Till included $1.0M cash and 100% interest in Resource Re Ltd., a wholly-owned subsidiary that holds a Class 3A insurance license. AMB was considered the accounting acquirer and Till was the legal acquirer.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

The following table summarizes the consideration transferred to acquire Till and the amounts of the identified assets acquired and liabilities assumed at the acquisition date:

Fair Value of Consideration:

Cash	$1,334,890

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	$1,032,506
Prepaid expenses	21,424
Goodwill	346,591
Accounts payable and accrued liabilities	(65,631)
$1,334,890

Included in the forgoing Intangibles is the value of the Class 3A Bermuda insurance license held by Resource Re Ltd.

Acquisition of SPD

On April 17, 2014, as part of the Arrangement, Till increased its interest in the common shares of SPD to 55%, resulting in Till’s control of SPD, and SPD became a subsidiary of Till on that date. SPD is a junior mining exploration company with properties in the US. Till previously accounted for its 37.5% interest in SPD as an equity method investment in associate.

As a result of the Arrangement, Till received royalty interests in the properties that were sold to SPD as well as royalty interests in the properties then held by SPD. Additionally, Till had a convertible promissory note in the principal amount of $4,500,000 bearing interest of 4% per annum and payable over a period of three years. SPD has the right to repay the promissory note with SPD shares. The note and related interest is eliminated in consolidation. SPD made its first payment on the promissory note, including principal and accrued interest, on April 17, 2015 by issuing to Till a total of 29,028,000 shares at a value of CDN$0.05 per share for a total payment of CDN$1,451,400. The share settlement option has been removed. SPD had 128,049,192 shares issued and outstanding as of December 31, 2015.

SPD contributed a loss of $499,040 to Till for the period from April 18, 2014 to December 31, 2014.

The following table summarizes the consideration transferred to acquire SPD and the amounts of the identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the non-controlling interest in SPD at the acquisition date:

Fair Value of Consideration Transferred:

Fair value of Till's investment in SPD held before the business combination	$2,050,805
Shares of SPD received for NRC and Springer purchase agreement (6,892,500)	500,082
Shares of SPD acquired through Kudu acquisition in the Arrangement (6,728,508)	416,246
Total consideration	2,967,133
Fair value of the non-controlling interest in SPD	2,436,778
$5,403,911

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	$418,781
Prepaid expenses	36,427
Receivables	18,641
Investments	154,658
Reclamation bonds	107,319
Mineral interests	4,881,587
Accounts payable and accrued liabilities	(213,502)
$5,403,911

As a result of Till obtaining control of SPD, Till’s previously held 37.5% percent interest of CDN$1,671,731 as of February 28, 2014 and the additional private placement closed with SPD in March of 2014 were re-measured to fair value as of April 17, 2014, resulting in a gain of CDN$307,710, which amount has been recognized in the other adjustments line item in the condensed consolidated statement of comprehensive loss. The fair value of the non-controlling interest and the fair value of the previously held equity interest in SPD were estimated by using the market value of the shares as listed on the TSX-V on April 17, 2014.

On July 30, 2014, Till participated in SPD’s private placement by purchasing 19,000,000 common shares, and, on April 17, 2015, Till received 29,028,000 SPD shares as payment pursuant to the terms of the note agreement dated April 17, 2014. On April 17, 2015, SPD made its first payment on the promissory note, including principal and accrued interest, by issuing to Till a total of 29,028,000 shares. Till now holds 91,705,674 shares, or 71.62%, of SPD's issued and outstanding shares.

Acquisition of GPY (Formerly Northern Tiger Resources)

On April 17, 2014, as part of the Arrangement, Till increased its interest of the common shares of GPY to 54%, resulting in Till’s control of GPY, and GPY became a subsidiary of Till on that date. GPY is a junior mining exploration company with properties in Canada and Nevada. Till previously owned 14.37% of RTZ, a company that was merged with GPY in conjunction with the Arrangement. Till previously accounted for its ownership interest in RTZ as an equity method investment in associate.

As a result of the Arrangement, Till received royalty interests in the properties that were sold to GPY as well as royalty interests in the properties then held by GPY. Additionally, Till had a convertible promissory note in the principal amount of CDN$4,700,000 bearing interest of 6% per annum and payable over a period of three years. GPY has the right to repay the promissory note with GPY shares. The note and related interest is eliminated in consolidation. If the note were fully repaid with GPY shares based on the December 31, 2014 market price, Till would have owned approximately 69% of GPY. GPY made it's first payment on the promissory note, including principal and accrued interest, on April 17, 2015 by issuing to Till a total of 3,948,571 shares at a value of CDN$0.35 per share for a total payment of CDN$1,382,000. GPY had 31,670,250 shares issued and outstanding as of December 31, 2015.

GPY contributed a loss of $762,315 to Till for the period from April 18, 2014 to December 31, 2014.

The following table summarizes the consideration transferred to acquire GPY and the amounts of the identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the non-controlling interest in GPY at the acquisition date:

Fair Value of Consideration Transferred:

Fair value of Till's investment in RTZ and GPY before the business combination and merger with GPY	$141,239
Shares of GPY issued upon conversion of convertible portion of Grew Creek Promissory Notes	731,419
Shares of GPY issued in satisfaction of outstanding interim financing debt	461,337
Shares of GPY received for AMB asset purchase agreement	500,363
Cash for private placement of GPY shares	1,637,549
Total consideration given	3,471,907

Fair value of the non-controlling interest in GPY	2,420,023
$5,891,930

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	$20,274
Prepaid expenses	10,609
Receivables	11,755
Investments	128,976
Mineral interests	5,999,478
Property, plant and equipment	217,914
Accounts payable and accrued liabilities	(497,076)
$5,891,930

As a result of Till obtaining control of GPY, Till’s previously held interest in RTZ of CDN$108,208 was re-measured to fair value, resulting in a gain of CDN$39,542, which has been recognized in other adjustments in the consolidated statement of income.

The fair value of the non-controlling interest of and the fair value of the previously held equity interest were estimated by using the market value of the shares as listed on the TSX-V on April 17, 2014.

On September 30, 2015, Till lost control of GPY as described in Note 7. As of December 31, 2015, Till owns approximately 33% of the outstanding shares of GPY.

Pro forma financial information for above acquisitions:

The following unaudited pro forma financial information summary presents consolidated information of Till as if the business combinations included in the Arrangement had occurred on March 1, 2014.

Pro forma information for the period from March 1, 2014 to December 31, 2014:

	Consolidated as Reported	Till	SPD	GPY	RTZ	Pro forma Till Consolidated
Revenue	$7,084,980	$—	$—	$—	$—	$7,084,980
Loss	$5,807,592	$26,371	$201,761	$173,900	$68,210	$6,277,834

Till had no material nonrecurring pro forma financial adjustments directly attributable to the business combination included in the forgoing pro forma revenue and loss.

The foregoing amounts have been calculated after applying Till’s accounting policies and adjusting the results of the acquired companies to recognize the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment and intangible assets and the consequential tax effects had been applied on March 1, 2014.

Asset acquisition of Kudu cash and securities portfolio

On April 17, 2014, as part of the Arrangement, Till acquired CDN$17.2 million in cash and securities from Kudu in exchange for 1,805,895 Till shares. Kudu was a privately owned investment fund company. All of the Till shares received by Kudu were distributed to its 52 limited partners. The purchase of Kudu has been accounted for as an asset purchase.

The fair value for each of the Till shares on April 17, 2014 was deemed to be CDN$9.50 per share for a total of CDN$17,156,003, of which CDN$10.2 million was allocated to cash and CDN$6.9 million investments.

24. SUBSEQUENT EVENTS

On January 7, 2016, Mr. William Lupien resigned as Interim Chief Executive Officer of Till Capital Ltd., and Till appointed Dr. Terry Rickard as its Interim Chief Executive Officer.

On January 22, 2016, Mr. Timothy Leybold resigned as Chief Financial Officer of Till Capital Ltd. and each of its subsidiaries.

Till Capital Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015

(Expressed in US dollars)

On March 17, 2016, Till appointed Mr. Brian P. Lupien as its Chief Financial Officer and Ms. Weiying ("Mary") Zhu as its Treasurer.

On March 25, 2016, Till made the final payment on the purchase of Omega in the amount of $681,970 representing the 5% hold-back amount in accordance with the share purchase agreement.

On April 27, 2016, Till announced that, subject to TSX-V approval, it has amended the terms of the two promissory notes that RRL had issued to SPD. The terms on the original $4,500,000 promissory note have been amended to extend the due date of the second payment of $1,500,000 plus interest to July 18, 2016 and the interest rate was increased from 4% to 10% beginning April 16, 2016. The terms on the $400,000 short term note have been amended to extend the payment due date from April 30, 2016 to June 15, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TILL CAPITAL LTD.

Date: May 12, 2016	By:	/s/ John T. Rickard
John T. Rickard
Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
1.1 *	Memorandum of Association
1.2 *	Bye-laws
4.1 *	Administration Agreement dated February 12, 2014 between Resource Re Ltd. and Cedar Management Limited
4.2 *	Master Services Agreement dated August 11, 2014 between Multi-Strat Re Ltd. and Resource Re Ltd.
4.3 *	Quota Share Retrocession Agreement dated August 11, 2014 between Multi-Strat Re Ltd. and Resource Re Ltd.
4.4 *	Stock Option Plan
4.5	Engagement letter with Taussig Capital Ltd. dated July 9, 2015
4.6	Employment agreement with Philip Cook dated May 15, 2015
4.7	Employment agreement with Matthew Cook dated May 15, 2015
4.8	Separation agreement with William Sheriff dated September 1, 2015
8.1	List of Subsidiaries
11.1 *	Code of Ethics
12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16	Letter from KPMG LLP regarding Item 16F(a) disclosure

* Previously filed and incorporated by reference from the Registration Statement on Form 20-F, filed with the Commission on March 13, 2015, as amended on May 4, 2015.